    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1998


                                                      REGISTRATION NO. 333-57913
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 POST EFFECTIVE
                                AMENDMENT NO. 1

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                      NEW AMERICAN HEALTHCARE CORPORATION
             (Exact name of registrant as specified in its charter)

           TENNESSEE                            8062                           62-1612155
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)          Identification Number)

                         109 WESTPARK DRIVE, SUITE 440
                           BRENTWOOD, TENNESSEE 37027
                           TELEPHONE: (615) 221-5070
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ---------------------

                                ROBERT M. MARTIN
                         109 WESTPARK DRIVE, SUITE 440
                           BRENTWOOD, TENNESSEE 37027
                           TELEPHONE: (615) 221-5070
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                ERNEST E. HYNE, II                                       J. VAUGHAN CURTIS
    HARWELL HOWARD HYNE GABBERT & MANNER, P.C.                           ALSTON & BIRD LLP
            1800 FIRST AMERICAN CENTER                                  ONE ATLANTIC CENTER
            NASHVILLE, TENNESSEE 37238                               1201 WEST PEACHTREE STREET
                  (615) 256-0500                                    ATLANTA, GEORGIA 30309-3424
                                                                           (404) 881-7000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [ ]
                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1998

PROSPECTUS
           , 1998

                                5,000,000 SHARES


                         (NEW AMERICAN HEALTHCARE LOGO)

                                  COMMON STOCK


     All of the 5,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"), offered hereby are being sold by New American Healthcare Corporation ("New American" or the "Company"). Up to 750,000 additional shares will be offered by the Company if the Underwriters exercise their over-allotment option. See "Underwriting."



     Prior to this offering (the "Offering") there has been no public market for the Common Stock. It is presently estimated that the initial public offering price will be $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange ("NYSE"), subject to official notice of issuance, under the symbol "NAH."


     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


----------------------------------------------------------------------------------------------------------
                                                   PRICE                UNDERWRITING          PROCEEDS
                                                   TO THE              DISCOUNTS AND           TO THE
                                                   PUBLIC              COMMISSIONS(1)        COMPANY(2)
----------------------------------------------------------------------------------------------------------
Per Share................................
Total(3).................................
----------------------------------------------------------------------------------------------------------



(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $2,100,000.


(3) The Company has granted the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate 750,000 additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $         , $         and $         , respectively. See "Underwriting."


                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of such shares
will be made in New York, New York on or about        , 1998.

DONALDSON, LUFKIN & JENRETTE

                BEAR, STEARNS & CO. INC.

                                CREDIT SUISSE FIRST BOSTON

                                              SUNTRUST EQUITABLE SECURITIES

             Photograph of Hospital                             Photograph of Hospital
Dolly Vinsant Memorial Hospital - San Benito, Texas    Davenport Medical Center - Davenport Iowa


   Photograph of Hospital                                   Photograph of Hospital
Lander Valley Medical Center           Company Logo         Woodland Park Hospital
      Lander, Wyoming                                         Portland, Oregon



     Photograph of Hospital                     Photograph of Hospital
      Eastmoreland Hospital                      Puget Sound Hospital
         Portland, Oregon                         Tacoma, Washington
                                                 (acquisition pending)

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus. References in this Prospectus to New American or the Company shall, unless the context otherwise requires, refer to the Company together with its wholly owned subsidiaries. Except where otherwise indicated, the information in this Prospectus (i) assumes that the over-allotment option granted to the Underwriters is not exercised and (ii) has been adjusted to give effect to the Reincorporation (as hereinafter defined) that will occur immediately prior to the consummation of the Offering. All references to years, unless otherwise noted, refer to the Company's fiscal year, which ends on March 31 of each year. Unless the context otherwise requires, "Common Stock" includes the Non-Voting Common Stock issued in the Reincorporation. See "The Reincorporation."

                                  THE COMPANY


     New American acquires and operates acute care hospitals throughout the United States. The Company was formed to capitalize on opportunities to be the principal provider of health care services in the communities in which it operates, with a focus on non-urban communities. Since acquiring its first hospital in August 1996, a non-urban facility in Wentzville, Missouri, the Company has acquired seven additional hospitals, including four that were purchased from a single party in January 1998. The Company's eight acute care hospitals are located in six states and have a total of 1,032 licensed beds. In addition, the Company has entered into a definitive agreement to purchase a 160-bed acute care hospital in Tacoma, Washington. Pro forma net operating revenues and pro forma net income for the fiscal year ended March 31, 1998 were $173.3 million and $2.4 million, respectively and for the three months ended June 30, 1998 were $43.1 million and $1.0 million, respectively.


     The Company's hospitals offer a wide range of inpatient and outpatient medical and surgical services and also provide other health care services, including general and geriatric psychiatry, rehabilitation and occupational medicine. As part of developing a community health care delivery system, the Company's hospitals also operate satellite clinics. All of the Company's hospitals are accredited by either the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), the American Osteopathic Association ("AOA") or both.

     The Company believes non-urban hospitals are attractive acquisition candidates for several reasons. Non-urban service areas have smaller populations and are generally served by only one or two hospitals, resulting in less competition. The relative dominance of the acute care hospitals in these smaller markets may also limit the entry of competitive alternate site providers such as outpatient surgery, rehabilitation or diagnostic imaging. The Company believes, in general, the demographic characteristics and the relative negotiating leverage of the local hospital also make such markets less attractive to health maintenance organizations ("HMOs") and other managed care payors. In addition, the Company believes non-urban communities are often characterized by high levels of patient, physician and community loyalty that fosters cooperative relationships among the local hospital, physicians, patients and employers. Although the Company focuses primarily on non-urban communities, the Company has acquired and may in the future acquire hospitals that are not located in non-urban communities, but which nevertheless provide purchase opportunities that are attractive to the Company.

     The Company's business strategy is to acquire in a selective manner those hospitals that meet the Company's investment criteria and to enhance revenues, improve operating efficiencies and increase profitability at its hospitals. In selecting its acquisition candidates, the Company targets non-urban hospitals that are or can be positioned to be the focal point of a community's health care delivery system. The Company believes more than 1,000 hospitals meet its acquisition criteria. During the acquisition due diligence process, the Company develops an action plan that provides a framework for identifying opportunities to enhance the hospital's operating and financial performance, while improving the quality of care. In developing the action plan, the Company leverages the extensive experience of its senior management team.

     Once a hospital is acquired, the Company implements the action plan developed during the acquisition due diligence process. Key elements of the Company's action plan include: (i) improving operating efficiencies; (ii) recruiting additional physicians; (iii) expanding the number of services offered; (iv) developing health care networks, where appropriate; and (v) installing a standardized management information system. For the three hospitals owned for at least twelve months as of June 30, 1998, and comparing the twelve months ended June 30, 1997 to the comparable period in 1998, adjusted admissions increased by 8.3% and emergency room visits increased by 4.1%. Additionally, since acquiring the three hospitals, the Company has recruited eleven physicians at these three hospitals.

     The Company's senior management team has extensive experience in hospital operations, financial management and business development. This experience enables management to analyze a hospital's business and identify opportunities to improve its clinical and financial performance. The Company's senior management team has an average of approximately 20 years of experience in the health care sector. Robert M. Martin, Chairman, President and Chief Executive Officer, and Dana C. McLendon, Jr., Senior Vice President of Finance and Administration, are among several of the Company's senior executives who were formerly senior executives of HealthTrust, Inc. -- The Hospital Company ("HealthTrust"), a nationwide operator of non-urban hospitals. During the majority of his seven-year tenure at HealthTrust, Mr. Martin was responsible for managing its largest region, that included 17 primarily non-urban hospitals. Mr. McLendon spent over five years at HealthTrust and was responsible for developing and implementing its integrated delivery systems linking hospitals, physicians and payors. Other members of senior management have significant health care experience and were formerly with Hospital Affiliates International ("HAI"), Hospital Corporation of America ("HCA"), Quorum Health Group, Inc. ("Quorum") and HealthTrust. Moreover, through their experience of operating hospitals, management has developed an extensive network of contacts for identifying both potential acquisition targets and potential management talent for both its hospitals and corporate office. Currently, each local hospital management team (consisting of a chief executive officer, a chief financial officer and a chief nursing officer) has, on average, 39 years of collective hospital experience.

     The Company's principal executive offices are located at 109 Westpark Drive, Suite 440, Brentwood, Tennessee 37027, and its telephone number is (615) 221-5070. The Company was incorporated in August 1995.

                                  THE OFFERING


Common Stock offered hereby.............................  5,000,000 shares
Common Stock to be outstanding after the Offering.......  17,595,370 shares(1)
Use of proceeds.........................................  To repay certain indebtedness, to make cash payments in exchange for the Series A
                                                          Preferred Stock in the Reincorporation and
                                                          for planned acquisitions. See "Use of
                                                          Proceeds."
NYSE symbol.............................................  "NAH"


------------------------------


(1) Includes 1,422,500 shares of Non-Voting Common Stock to be issued in connection with the Reincorporation, but does not include 591,725 shares of Common Stock issuable upon the exercise of outstanding warrants at an exercise price of $4.13 or 573,431 shares of Common Stock issuable upon the exercise of outstanding options as of July 27, 1998 at a weighted average exercise price of $6.00.

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA

                              PERIOD                 YEARS ENDED MARCH 31,
                            AUGUST 16,  -----------------------------------------------
                               1995                               PRO FORMA 1998
                            (INCEPTION)                     ---------------------------
                              THROUGH                       BEFORE PUGET   INCLUDING
                             MARCH 31,                         SOUND      PUGET SOUND
                               1996       1997      1998    HOSPITAL(1)  HOSPITAL(1)(2)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
 Revenues:
   Net patient service
     revenue...............   $   --     $10,737   $73,725    $139,374      $168,542
   Other revenue...........       17         350     1,924       4,181         4,804
                              ------     -------   -------    --------      --------
     Net operating
       revenues............       17      11,087    75,649     143,555       173,346
 Expenses:
   Other operating
     expenses..............      385      10,958    68,805     132,766       158,380
   Depreciation and
     amortization..........        5         783     2,836       5,322         6,510
   Interest................        1         363     2,637       2,433         4,533
                              ------     -------   -------    --------      --------
                                 391      12,104    74,278     140,521       169,423
                              ------     -------   -------    --------      --------
     Income (loss) before
       income taxes........     (374)     (1,017)    1,371       3,034         3,923
 Income taxes..............       --          67       579       1,214         1,570
                              ------     -------   -------    --------      --------
     Net income (loss).....     (374)     (1,084)      792       1,820         2,353
 Cumulative preferred
   dividend................       --          --       617          --            --
                              ------     -------   -------    --------      --------
     Net income (loss)
       attributable to
       common
       stockholders........   $ (374)    $(1,084)  $   175    $  1,820      $  2,353
                              ======     =======   =======    ========      ========
     Net income (loss) per
       share-
       Basic...............   $(0.08)    $ (0.14)  $  0.02    $   0.10      $   0.13
       Diluted.............   $(0.08)    $ (0.14)  $  0.01    $   0.10      $   0.13
                              ======     =======   =======    ========      ========
     Weighted average
       number of shares and
       dilutive
       equivalents-
       Basic...............    4,759       8,027     8,027      17,595        17,595
       Diluted.............    4,759       8,027    12,642      17,707        17,707
                              ======     =======   =======    ========      ========
STATISTICAL DATA:
 Hospitals owned or leased
   (at end of period)......                    1         8
 Licensed beds (at end of
   period).................                   94     1,032
 Adjusted admissions(4)....                2,335    13,594
 Emergency visits..........                4,965    36,566
 Adjusted patient
   days(5).................                9,951    75,852
 EBITDA(6).................              $   129   $ 6,844
 Cash flow from:
   operating activities....                 (749)    3,754
   investing activities....              (14,507)  (92,522)
   financing activities....               14,867    94,190

                                       THREE MONTHS ENDED JUNE 30,
                             -----------------------------------------------
                                                       PRO FORMA 1998
                                                 ---------------------------
                                                 BEFORE PUGET   INCLUDING
                                                    SOUND      PUGET SOUND
                               1997      1998    HOSPITAL(3)  HOSPITAL(2)(3)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
 Revenues:
   Net patient service
     revenue...............   $ 9,638   $34,856    $34,856       $41,862
   Other revenue...........       224     1,042      1,042         1,211
                              -------   -------    -------       -------
     Net operating
       revenues............     9,862    35,898     35,898        43,073
 Expenses:
   Other operating
     expenses..............     9,252    32,459     32,459        38,560
   Depreciation and
     amortization..........       626     1,359      1,359         1,656
   Interest................       205     1,557        608         1,133
                              -------   -------    -------       -------
                               10,083    35,375     34,426        41,349
                              -------   -------    -------       -------
     Income (loss) before
       income taxes........      (221)      523      1,472         1,724
 Income taxes..............        --       209        589           690
                              -------   -------    -------       -------
     Net income (loss).....      (221)      314        883         1,034
 Cumulative preferred
   dividend................        --       437         --            --
                              -------   -------    -------       -------
     Net income (loss)
       attributable to
       common
       stockholders........   $  (221)  $  (123)   $   883       $ 1,034
                              =======   =======    =======       =======
     Net income (loss) per
       share-
       Basic...............   $ (0.03)  $ (0.02)   $  0.05       $  0.06
       Diluted.............   $ (0.03)  $ (0.02)   $  0.05       $  0.06
                              =======   =======    =======       =======
     Weighted average
       number of shares and
       dilutive
       equivalents-
       Basic...............     8,027     8,027     17,595        17,595
       Diluted.............     8,027     8,027     18,256        18,256
                              =======   =======    =======       =======
STATISTICAL DATA:
 Hospitals owned or leased
   (at end of period)......         3         8
 Licensed beds (at end of
   period).................       391     1,032
 Adjusted admissions(4)....     1,768     6,450
 Emergency visits..........     5,124    19,019
 Adjusted patient
   days(5).................    10,940    34,709
 EBITDA(6).................   $   610   $ 3,536
 Cash flow from:
   operating activities....       412     1,066
   investing activities....   (25,058)     (650)
   financing activities....    26,063    (6,365)



                                                                          AS OF JUNE 30, 1998
                                                              -------------------------------------------
                                                                             PRO FORMA        PRO FORMA
                                                               ACTUAL    AFTER OFFERING(7)   COMBINED(8)
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $  9,979       $ 12,169          $ 12,851
  Total assets..............................................   127,716        128,716           155,330
  Long-term obligations, excluding current portion..........    60,814         31,225            55,225
  Redeemable preferred stock................................    26,054             --                --
  Total stockholders' equity................................    23,889         81,722            81,722


------------------------------

(1) Gives effect to (i) the Reincorporation, (ii) the sale by the Company of 5,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom and (iii) the acquisition of Memorial Hospital of Center, Delta Medical Center -- Memphis, Dolly

    Vinsant Memorial Hospital, Davenport Medical Center, Lander Valley Medical Center, Woodland Park Hospital and Eastmoreland Hospital (the "Fiscal 1998 Hospital Acquisitions"), as if they had occurred on April 1, 1997. See "Pro Forma Condensed Combined Financial Information" and "Use of Proceeds."

(2) Gives effect to the pending acquisition of Puget Sound Hospital (the "Puget Sound Acquisition"), as if it had occurred on April 1, 1997. See "Pro Forma Condensed Combined Financial Information."


(3) Gives effect to (i) the Reincorporation and (ii) the sale by the Company of 5,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom, as if they had occurred on April 1, 1998. See "Pro Forma Condensed Combined Financial Information."


(4) Adjusted admissions are calculated as admissions for the period multiplied by the ratio obtained by dividing gross patient service revenue by gross inpatient service revenue.

(5) Adjusted patient days have been calculated based on a revenue-based formula (multiplying actual patient days by the sum of gross inpatient revenue and gross outpatient revenue and dividing the result by gross inpatient revenue for each hospital) to reflect an approximation of the volume of service provided to inpatients and outpatients by converting total patient revenues to equivalent patient days.

(6) As presented in this Prospectus, EBITDA represents the sum of income (loss) from operations before provision for income taxes, interest expense, depreciation and amortization. Management understands that industry analysts generally consider EBITDA to be one measure of the financial performance of a company that is presented to assist investors in analyzing the operating performance of the Company and its ability to service debt. Management believes an increase in EBITDA indicates an improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to (i) net income as a measure of operating performance, or (ii) cash flows from operating, investing, or financing activities as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented in this Prospectus may not be comparable to other similarly titled measures of other companies.


(7) Gives effect to the sale by the Company of 5,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom, as if such transactions had occurred on March 31, 1998. See "Use of Proceeds."



(8) Gives effect to the Puget Sound Acquisition and the sale by the Company of 5,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom, as if such transactions had occurred on March 31, 1998. See "Use of Proceeds" and "Pro Forma Combined Financial Information."

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus Summary and under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus, constitute forward-looking statements. Such forward-looking statements (which may be identified by words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions) involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions, both nationally and in regions where the Company operates; demographic changes; the effect of existing or future governmental regulation and federal and state legislative and enforcement initiatives affecting the Company's business, including the recently enacted Balanced Budget Act of 1997; changes in Medicare and Medicaid reimbursement levels; the Company's ability to implement successfully its acquisition and development strategy and changes in such strategy; the availability and terms of financing to fund the expansion of the Company's business, including the acquisition of additional hospitals; the Company's ability to attract and retain qualified management personnel and to recruit and retain physicians and other health care personnel to the non-urban markets it serves; the effect of managed care initiatives on the non-urban markets served by the Company's hospitals and the Company's ability to enter into managed care provider arrangements on acceptable terms; the effect of liability and other claims asserted against the Company; the effect of competition in the markets served by the Company's hospitals; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus. There can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company disclaims any obligation to update any such factors or to announce any revisions to any of the forward-looking statements contained herein as a result of future events or developments. See "Risk Factors."

     As presented in this Prospectus, EBITDA represents the sum of income (loss) from operations before provision for income taxes, interest expense, depreciation and amortization. Management understands that industry analysts generally consider EBITDA to be one measure of the financial performance of a company that is presented to assist investors in analyzing the operating performance of the Company and its ability to service debt. Management believes an increase in EBITDA indicates an improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to
(i) net income as a measure of operating performance, or (ii) cash flows from operating, investing, or financing activities as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented in this Prospectus may not be comparable to other similarly titled measures of other companies.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following information before making an investment in the Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     Timely Completion of Acquisitions. A key element of the Company's growth strategy is the acquisition of acute care hospitals primarily in non-urban markets. The Company faces competition for acquisition candidates primarily from other for-profit health care companies, both private and public, that have also targeted non-urban markets as well as not-for-profit entities. Some of the Company's competitors have greater financial and other resources than the Company and larger development staffs focused on identifying and completing acquisitions. Increased competition for the acquisition of non-urban acute care hospitals could have an adverse impact on the Company's ability to acquire such hospitals on favorable terms and to acquire the planned number of such hospitals during a period of time. The process of identifying suitable acquisition candidates and proposing, negotiating and consummating a transaction on favorable terms is lengthy and complex and often subject to various federal and state governmental approvals. There can be no assurance that the Company will be able to acquire hospitals that meet its target criteria on satisfactory terms, or at a pace consistent with its objectives. The failure to complete acquisitions in a timely manner could have a material adverse effect on the Company's business, financial conditions and results of operations.

     Pending Acquisition. On December 22, 1997, New American entered into a definitive purchase agreement to acquire substantially all of the assets of Puget Sound Hospital, a 160-bed acute care hospital located in Tacoma, Washington for $25.0 million subject to certain working capital adjustments. The Company does not intend to close the purchase until the remediation of certain environmental contamination at the facility is completed by the current owner or until the Company and the current owner have made other arrangements satisfactory to the Company that provide for the current owner to fund all costs of such remediation. There can be no assurance that the Puget Sound Acquisition will be consummated. See "-- Environmental Regulations."

     Integration of Acquisitions. The Company acquired seven of its eight hospitals during the fiscal year ended March 31, 1998. In addition, the Company intends to continue to acquire additional hospitals as part of its growth strategy. These acquisitions have substantially increased the number of persons employed by the Company, the number of facilities operated by the Company and the geographic markets served by the Company. Although the Company believes it can successfully integrate and operate acquired hospitals, there can be no assurance that any completed acquisition or future acquisitions will be integrated successfully into the Company's operations, that cost savings or operating synergies will be realized to the extent anticipated by the Company or that the acquired operations will achieve levels of profitability necessary to justify the Company's investments therein. Moreover, there can be no assurance that the results of the acquired operations will not be dilutive to the Company's per share earnings. Acquisitions may result in adverse effects on the Company's reported operating results (such as incurrence of non-recurring acquisition expenses, accumulation of intangible assets that must be amortized over future periods, and contingent purchase price payments), divert management's attention, create difficulties in attracting, retaining and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Assumption of Liabilities of Acquired Hospitals. The Company has acquired and will continue to acquire hospitals with prior operating histories. The Company has from time to time identified certain past practices of acquired hospitals that do not conform to the Company's standards. Although the Company institutes certain policies and procedures designed to conform such practices to its standards following closing of acquisitions, there can be no assurance that the Company will not become liable for the past operations, including billing and reimbursement practices which may be later asserted to be improper, of such acquired hospitals. Although the Company performs certain due diligence investigations with respect to potential liabilities of acquired hospitals and obtains indemnification with respect to certain liabilities from the sellers of such hospitals, there can be no assurance that any liabilities for which the Company becomes responsible will not be material or will not exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

     Governmental Review of Certain Acquisitions. In recent years, several states have expressed greater interest in transactions involving the sale of hospitals by not-for-profit or governmental entities. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit entities sell a health care facility. Attorneys general in certain states have been especially active in evaluating these transactions. In some states these evaluations and reviews also apply to acquisitions from for-profit entities. Although the Company has not yet been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty in completing or prevent the completion of certain transactions in certain states in the future.

LIMITED OPERATING HISTORY

     The Company was organized in 1995, and seven of the Company's eight hospitals were acquired during the fiscal year ended March 31, 1998. The largest single purchase, representing four of the Company's eight hospitals, was completed in January 1998. The Company has operated only one hospital for a full fiscal year and there is a very limited history of operation of the hospitals by the Company. There can be no assurance that the Company will be able to achieve satisfactory operating results.

HEALTH CARE INDUSTRY INVESTIGATIONS

     Significant media and public attention has recently focused on the hospital industry due to ongoing federal and state investigations reportedly related to certain referral, cost reporting and billing practices, laboratory and home health care services, physician recruitment practices, and physician ownership of health care providers and joint ventures involving, skilled nursing, rehabilitation and psychiatric hospitals. As part of its hospital operations, the Company operates laboratories, provides home health, skilled nursing, rehabilitation and psychiatric services and engages in a variety of physician recruitment activities. The Company also has significant Medicare, Medicaid and other governmental billings. The Company monitors these aspects of its business and believes its business practices are consistent with current industry standards. However, applicable laws are complex and constantly evolving, and there can be no assurance that government investigations will not result in interpretations that are inconsistent with industry practices, including the Company's practices. In public statements surrounding current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation has previously been available. Certain of these positions appear to be inconsistent with practices that have been common within the industry and which have not previously been challenged in this manner. Moreover, in certain instances, government investigations that have in the past been conducted under the civil provisions of federal law are now being conducted as criminal investigations.

     The Office of Inspector General ("OIG") of the United States Department of Health and Human Services ("DHHS"), the United States Department of Justice ("DOJ") and other federal agencies have initiated hospital billing review projects in certain states and are expected to extend such projects to additional states, including states in which the Company does business. Many state enforcement agencies have followed suit. These enforcement actions and the increased enforcement activity of state and local authorities increase the likelihood of governmental investigations of all health care facilities.

     In April 1997, the DOJ, Eastern District of Texas, sent a demand letter to the Company's hospital in Center, Texas, alleging improper laboratory billing practices during periods prior to the Company's ownership of the hospital. The Company settled this claim for approximately $18,000, and recovered its settlement costs for this claim from the prior owner of the hospital pursuant to an indemnification agreement.

     In September 1997, the DOJ, Southern District of Texas, sent a demand letter to the Company's hospital in San Benito, Texas alleging improper laboratory billing for periods prior to the Company's ownership. The DOJ has offered to settle the claim for approximately $20,000. The Company will seek indemnification from prior owners for any liabilities with respect to this matter and such prior owners have acknowledged their responsibility.

     In November 1997, the DOJ, Eastern District of Missouri, sent a demand letter to the Company's hospital in Wentzville, Missouri alleging improper laboratory billing practices from approximately 1991 to 1997. No lawsuit has been filed and the Company is engaged in discussions with representatives of the DOJ. If the Company incurs any liability with respect to this matter attributable to improper billing during periods prior to the Company's acquisition of the hospital, the Company will attempt to recover such losses pursuant to an indemnification agreement entered into as part of its purchase of the hospital. There can be no assurance that such indemnification arrangement will be adequate or that indemnification claims will be satisfied.

     There can be no assurances that governmental entities will not initiate similar investigations in the future at hospitals operated by the Company and that such investigations will not result in significant fines and/or other penalties to the Company. In addition, in certain instances, indemnity insurers and other non-governmental payors have sought repayment from providers for alleged overpayments. Any investigation of the Company or persons or entities with whom the Company does business could result in adverse publicity concerning the Company and could limit the Company's ability to make acquisitions. The positions taken by authorities in the current investigations or any future investigations of the Company or other providers and the liabilities or penalties that may be imposed could have a material adverse effect on the Company's business, financial condition or results of operations. See "-- Health Care Regulation" and "Business -- Hospitals -- Regulatory Compliance Program" and "-- Health Care Reform, Regulation and Licensing."

EFFECT OF REIMBURSEMENT AND PAYMENT POLICIES; HEALTH CARE REFORM LEGISLATION

     The Company's hospitals derive a substantial portion of their revenue from governmental programs. Such programs are highly regulated and are subject to frequent and substantial changes. In recent years, changes in Medicare and Medicaid programs have resulted in limitations on, and reduced levels of, payment and reimbursement for a substantial portion of hospital procedures and costs. Congress recently enacted the Balanced Budget Act of 1997, which establishes a plan to balance the federal budget by fiscal year 2002, and includes significant additional reductions in spending levels for the Medicare and Medicaid programs. These include, among others, payment reductions directly affecting hospitals, establishment of prospective payment systems for skilled nursing facilities and home health agencies under Medicare. This legislation also repealed the federal payment standard (the "Boren Amendment") for hospitals and nursing facilities under Medicaid, increasing states' discretion over the administration of Medicaid programs.

     Federal and state proposals are pending that would impose further limitations on governmental payments to health care providers such as the Company and increase patient co-payments and deductibles. In addition, a number of states are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care for certain populations and/or to impose additional taxes on hospitals to help finance or expand the states' Medicaid programs. Significant additional reductions in payment levels could have a material adverse effect on the business, financial condition and results of operations of the Company.

     An increasing number of related legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major structural reforms in the health care system, either nationally or at the state level. Among the proposals under consideration or already enacted are price controls on hospitals, insurance market reforms to increase the availability of group health insurance coverage to small businesses and requirements that all businesses offer health insurance coverage to their employees. While the Company anticipates that payments to hospitals will be reduced as a result of future federal and state legislation, it is uncertain at this time what health care reform legislation may ultimately be enacted, if any, or whether other changes in the administration or interpretation of governmental health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Health Care Reform, Regulation and Licensing."

DEPENDENCE ON MANAGEMENT

     The Company's success is largely dependent on the skills, experience and efforts of its senior management team. The Company's operations are also dependent on the efforts, ability and experience of key members of its hospital management staffs. The loss of services of one or more members of the Company's senior management team or of a significant portion of its hospital management staff at one or more of its hospitals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key man life insurance policies on any of its officers. See "Management."

DEPENDENCE ON PHYSICIANS AND OTHER HEALTH CARE PROFESSIONALS

     The success of the Company's hospitals is largely dependent upon the number and quality of the physicians representing various specialties on the hospitals' medical staffs. The Company is also largely dependent on the maintenance of good relations between the Company and such physicians. Hospital physicians are generally not employees of the Company and most staff physicians have admitting privileges at hospitals other than those of the Company. Only a limited number of physicians are interested in practicing in the non-urban communities in which some of the Company's hospitals are located, and the loss of physicians in these communities, or the inability of the Company to recruit physicians to these communities, could have a material adverse effect on the Company's business, financial condition and results of operations. The operations of the Company's hospitals may also be affected by difficulties in attracting and retaining nurses and certain other health care professionals in these communities. See "Business -- Employees and Medical Staff."

YEAR 2000 COMPLIANT INFORMATION SYSTEMS

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. By the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. Computer systems that do not accept four-digit entries could fail or produce erroneous results and cause disruptions of operations. As a result, many software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company is in the process of converting all of its hospitals to a new management information system that the Company believes will be Year 2000 compliant. The failure of the Company's management information system to be Year 2000 compliant could have a material adverse effect on the Company's business, financial conditions and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Various clinical and non-clinical equipment currently in use at the Company's hospitals are also subject to Year 2000 issues. The Company is examining such equipment in conjunction with its suppliers. The failure of such equipment to be Year 2000 compliant could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Company has ongoing relationships with third-party payors, suppliers, vendors, and others that may have computer systems with Year 2000 problems that the Company does not control. There can be no assurance that the fiscal intermediaries and governmental agencies with which the Company transacts business and which are responsible for payment to the Company under the Medicare and Medicaid programs, as well as other payors, will not experience significant problems with Year 2000 compliance. According to testimony before a U.S. House of Representatives subcommittee, the DHHS is far behind in remedying Year 2000 problems, which could delay payment of claims to providers. The failure of third parties to remedy Year 2000 problems could have a material adverse effect on the Company's business, financial condition and results of operations.

MIS CONVERSION

     The Company relies on the accuracy, reliability and proper use of its management information system. Each of the Company's hospitals has historically operated under its own stand-alone system. On certain occasions, the Company has experienced difficulties with such systems. For example, in November 1997, the information system at Delta Medical Center -- Memphis failed, which prevented the Company from accessing certain data and required the Company to maintain manual records for approximately six weeks until the system and such data could be restored. The Company is in the process of converting all of its hospitals to a new management information system that integrates financial, clinical and administrative functions. Although the Company believes the new management information system will improve the efficiency of the Company, there can be no assurance that the new system will work as expected or that the conversion will be accomplished without interrupting the Company's business. In addition, while the

Company anticipates timely completion of the conversion of all of its hospitals to the new management information system, there can be no assurance that such conversion will be completed on schedule, that the cost of such conversion will not exceed budgeted amounts or that the existing systems will not experience additional problems prior to the completion of the conversion. Failure to complete the conversion in a timely manner or within budgeted amounts could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Year 2000 Compliant Information Systems" and "Business -- Management Information System."

HEALTH CARE REGULATION

     The health care industry is subject to extensive federal, state and local laws and regulations relating to issues such as licensure, conduct of operations, ownership of facilities, additional facilities and services, and prices for services. These laws and regulations provide for periodic inspections or other reviews by state and federal agencies to determine compliance with such laws sufficient for continued licensing or participation in Medicare, Medicaid or other governmental payor programs. Such laws and regulations are extremely complex, and in many instances the industry has the benefit of little or no regulatory or judicial interpretation. The Company is also subject to the federal anti-kickback law and the Stark law, which covers financial and other arrangements between and among health care providers. The anti-kickback law and similar state laws have been broadly interpreted to make remuneration of any kind, (including many types of business and financial arrangements such as certain joint ventures, space and equipment rentals, management and personal services contracts, and certain investment arrangements between and among providers, suppliers and referral sources), potentially illegal if any purpose of the remuneration or financial arrangement is to induce a referral. Sanctions for violating the anti-kickback law include criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the DHHS has issued regulations that describe some of the conduct and business relationships that are not a basis for exclusion from the Medicare program or criminal prosecution under the Anti-kickback Amendments ("Safe Harbors"). The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement per se illegal. However, business arrangements of health care service providers that fail to satisfy the applicable Safe Harbor criteria risk increased scrutiny by enforcement authorities. The Health Insurance Portability and Accountability Act of 1996 broadened the scope of certain fraud and abuse laws and certain related enforcement activities. See " -- Health Care Industry Investigations."

     In addition, the Stark law restricts referrals by physicians and other practitioners of Medicare and other government program patients to providers when such practitioners have ownership or certain other financial arrangements with such provider. Many states have adopted or are considering similar legislative proposals, some of which prohibit the payment or receipt of remuneration for the referral of patients regardless of the source of the payment for the care. The Company's participation in and development of financial relationships with physicians and others could be adversely affected by the Stark law and similar state enactments.

     The Company provides financial incentives to recruit physicians into the communities served by its hospitals, including loans and minimum revenue guarantees. The Company also enters into certain leases with physicians and is a party to certain joint ventures with physicians. There can be no assurance that regulatory authorities who enforce the anti-kickback law, the Stark law and similar state and federal laws will not determine that the Company's physician recruiting activities, other physician arrangements or group purchasing activities violate the anti-kickback law or other federal laws. Such a determination could subject the Company to liability. DHHS has the authority to exclude from participation in the Medicare and Medicaid programs those individuals and entities that engage in defined prohibited activities, including, but not limited to, violations of state or federal law. DHHS also has the authority to impose substantial civil monetary penalties for certain prohibited activities, including those activities prohibited by the anti-kickback law and the Stark law. See "Business -- Health Care Reform, Regulation and Licensing."

     Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts against health care providers and other health care businesses. One federal initiative, Operation Restore Trust, focused on investigating health care providers in the home health and nursing home industries as well as medical suppliers to these providers in 17 states, including four states (Texas, Tennessee, Missouri and Washington) in which the Company operates and a form of this initiative is still in place. The OIG and DOJ from time to time establish enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Current initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices. Three of the Company's hospitals have been the subject of enforcement efforts. See "-- Health Care Industry Investigations."

     Some states require state approval under certificate of need laws for the purchase, construction, renovation and expansion of health care facilities and services. A finding of need may be required prior to capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters as well as a requirement a provider provide a certain amount of uncompensated care. There can be no assurances that the Company will be able to obtain required certificates of need.

     The laws, rules and regulations described above are subject to considerable interpretation and considerable discretion on the part of regulators and courts. If a determination is made that the Company is in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Health Care Reform, Regulation and Licensing."

COMPETITION

     Competition among hospitals and other health care providers in the United States has intensified in recent years due to cost containment pressures, changing technology, changes in government regulation and reimbursement, changes in practice patterns (such as shifting from inpatient to outpatient treatments), the impact of managed care organizations and other factors. The Company's hospitals face competition for patients from larger tertiary care centers, outpatient service providers and other local non-urban hospitals that provide similar services to those offered by the Company's hospitals. Some of the hospitals that compete with the Company have greater financial resources and/or are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions, and can finance capital expenditures on a tax-exempt basis. The Company faces competition for acquisitions primarily from for-profit hospital companies that have also targeted non-urban markets as well as not-for-profit entities. Some of the Company's competitors have greater financial and other resources than the Company and larger, more experienced development staffs focused on identifying and completing acquisitions. See
"-- Risks of Acquisition Strategy -- Timely Completion of Acquisitions" and "Business -- Competition."

ENVIRONMENTAL REGULATION

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the ownership or operation of hospitals, the Company may be potentially liable for such costs.

     The Company is party to a pending agreement to purchase Puget Sound Hospital in Tacoma, Washington. During its due diligence process, the Company discovered certain environmental contamination involving underground storage tanks no longer in use. Environmental consultants have developed a work plan to remediate such existing contamination which must be approved by the Washington State Department of Ecology. Once the work plan is approved, remediation may begin. The Company does not intend to close the purchase of Puget Sound Hospital until remediation efforts are successfully completed or until the Company and the current owner have made other arrangements satisfactory to the Company that provide for the current owner to fund all costs of such remediation. Although the Company is not currently aware of any other material environmental claims pending or threatened against it or any of its hospitals, no assurances can be given that a material environmental claim will not be asserted against the Company or against any of its hospitals. The costs of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks of Acquisition Strategy -- Pending Acquisition."

NEED FOR ADDITIONAL CAPITAL

     The Company's acquisition program requires substantial capital resources. In addition, the operations of its existing hospitals require ongoing capital expenditures for renovation, expansion and addition of costly medical equipment and technology. The Company may incur indebtedness and may issue, from time to time, debt or equity securities to fund any such expenditures. There can be no assurance that sufficient financing will be available on terms satisfactory to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business Strategy."

RISKS RELATED TO INTANGIBLE ASSETS

     The Company's acquisitions have resulted in the recording of a significant amount of goodwill. As of June 30, 1998, the Company had goodwill of approximately $15.4 million, which is being amortized over 40 years. The Company's acquisition plan will likely cause the Company to record additional goodwill. There can be no assurance that the value of goodwill or other intangible assets will ever be realized by the Company. The Company periodically reviews the recoverability of its intangible assets. Recoverability of intangibles is determined based on the undiscounted future operating cash flows from the related hospital. The amount of impairment, if any, that may require an additional change to earnings, is measured based on discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds or based on the fair value of the related hospital. The write-off of a significant portion of unamortized intangible assets could have a material adverse effect on the Company's business, financial condition and results of operations. See Note 1 of Notes to Consolidated Financial Statements.

PROFESSIONAL LIABILITY

     In recent years, physicians, hospitals and other health care providers have become subject to an increasing number of lawsuits alleging malpractice, product liability or related legal theories, many of which involve large claims and significant defense costs. To cover certain claims arising out of the operations of its hospitals, the Company maintains professional malpractice liability insurance and general liability insurance in amounts that management believes to be sufficient for its operations. However, some claims may exceed, or may not be covered by the policy in effect. The cost of malpractice and other liability insurance has risen significantly during the past few years. While the Company's professional and other liability insurance has been adequate in the past to provide for liability claims, there can be no assurance that adequate levels of such insurance will continue to be available at reasonable cost to the Company.

EFFECTIVE CONTROL BY CERTAIN STOCKHOLDERS


     Welsh, Carson, Anderson and Stowe VII, L.P. ("WCAS") and two executive officers of the Company intend to purchase an aggregate of 650,000 shares of Common Stock in the Offering for investment purposes and in order to assist the Company in meeting certain NYSE listing requirements. Upon completion of the Offering, the Company's officers and directors and their affiliates as a group, including shares held by WCAS and its affiliates, will beneficially own approximately 72.8% of the outstanding shares of voting Common Stock, (approximately 69.9% if the over-allotment option is exercised in full). As a result of such ownership, these stockholders, if acting together, will effectively have the ability to elect the Board of Directors and thereby control the affairs and management of the Company. This may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal Stockholders."


BENEFITS OF OFFERING TO CERTAIN STOCKHOLDERS


     The Company will receive net proceeds of approximately $58.4 million from the Offering (at an assumed initial public offering price of $13.00 per share) after deduction of the underwriting discounts and commissions and estimated expenses of the Offering. Of this amount, approximately $26.2 million will be paid in the Reincorporation in exchange for the Series A Preferred Stock, including all accrued and unpaid dividends thereon, and $25.0 million plus accrued interest will be used to repay Subordinated Debt. The Subordinated Debt is held by an affiliate of WCAS and the Series A Preferred Stock is held by WCAS, its affiliates and certain members of management. Additionally, the net tangible book value of Common Stock per share will increase substantially for stockholders owning shares prior to this Offering. See "Use of Proceeds," "Dilution," "Principal Stockholders" and "Certain Relationships and Related Transactions."


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price for shares of the Common Stock after the Offering. There can be no assurance that an active trading market will develop or be maintained or as to the price at which the Common Stock will trade if and when such a market develops. The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance. The market price of the Common Stock may be subject to significant fluctuations in response to variations in the Company's operating results and other factors, including future acquisitions, market rates of interest, changes in recommendations or earnings estimates of securities analysts, developments affecting the health care industry generally, the enactment of health care reform, reductions in payment rates and changes in governmental regulation. In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies, and the price of the Common Stock could be affected by such fluctuations. See "Underwriting."


ABSENCE OF DIVIDENDS

     The Company does not anticipate paying cash dividends in the foreseeable future. In addition, the terms of the Company's bank credit agreement prohibit the payment of cash dividends. Any future indebtedness incurred to refinance the Company's existing indebtedness or to fund future growth may prohibit or limit the Company's ability to pay dividends. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION


     The existing stockholders of the Company acquired their shares of Common Stock at an average cost substantially below the assumed initial public offering price set forth on the cover page of this Prospectus. Therefore, purchasers of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of approximately $9.25. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise additional capital through the sale of equity securities. There will be 17,595,370 shares of Common Stock outstanding upon completion of the Offering (18,345,370 shares, if the Underwriters' over-allotment option is exercised in full). All of the 5,000,000 shares offered in the Offering (5,750,000 shares if the Underwriters' over-allotment option is exercised in full) will be eligible for resale in the public market without restriction by persons other than affiliates of the Company upon completion of the Offering. The remaining 12,595,370 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Commencing 90 days after the completion of the Offering, 12,595,370 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144. In addition, the Company expects to register up to 2,199,330 shares of Common Stock covered by its Stock Option Plan following the Offering. The Company, its executive officers and directors and substantially all of the other current stockholders have agreed not to sell or otherwise dispose of any of the shares of Common Stock owned by them in the public market for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Management -- Stock Option Plan" and "Description of Capital Stock" and "Shares Eligible for Future Sale."

     The Company is a party to a registration agreement that provides certain demand and piggyback registration rights to the holders of 12,200,243 shares of Common Stock. All but 430,781 of such shares are subject to the 180-day restrictions described above. See "Shares Eligible for Future
Sale -- Registration Rights Agreement."

ANTITAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

     Certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Such provisions of the Certificate of Incorporation and Bylaws: (i) divide the Company's Board of Directors into three classes, each of which will serve for different three-year periods; (ii) provide that the stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders;
(iii) provide that special meetings of the stockholders may be called only by the Chairman of the Board of Directors, a majority of the entire Board of Directors or the Chief Executive Officer; and (iv) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at annual stockholders' meetings. Such provisions cannot be amended without the affirmative vote of at least 70% of the combined voting power of the outstanding shares of capital stock. The Certificate of Incorporation also authorizes the Board of Directors to determine the rights, preferences, privileges and restrictions of unissued series of the Company's authorized preferred stock and to fix the number of shares and the designation of any such series, without any vote or action by stockholders. Thus, the Board of Directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Common Stock. Further, certain provisions of the Delaware General Corporation Law ("DGCL") may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock -- Antitakeover Effects of provisions of the Company's Certificate of Incorporation and Bylaws."

LABOR UNIONS; POTENTIAL WORK STOPPAGE

     Approximately 150 employees at the Company's hospital located at Davenport, Iowa are represented by a labor union. In addition, approximately 180 employees at Puget Sound Hospital, a pending acquisition, are represented by labor unions. A union contract covering approximately 80 Puget Sound Hospital employees expires in September 1998. There can be no assurance that the Company will be able to renew existing labor union contracts on acceptable terms. In addition, employees could exercise their rights under labor union contracts, which could include a strike or walk-out. In such cases, there are no assurances that the Company would be able to staff sufficient employees for its short-term needs. Any such labor strike or the inability of the Company to negotiate a satisfactory contract upon expiration of the current agreements could have a material adverse effect on the Company's business, financial condition or results of operations.

                              THE REINCORPORATION


     Immediately prior to the consummation of the Offering, the Company will reincorporate as a Delaware corporation pursuant to a merger of New American Healthcare Corporation, a Tennessee corporation, with and into a newly created Delaware corporation. The name of the surviving Delaware corporation will be New American Healthcare Corporation. The merger will not change the management of the Company. However, as a result of the merger, the Company will: (i) increase the authorized number of shares of Common Stock from 20,000,000 to 50,000,000 and create a class of Non-Voting Common Stock with 1,500,000 authorized shares;
(ii) cause all outstanding Series B Preferred Stock held by WCAS to be exchanged for an aggregate of 2,521,462 shares of Common Stock and 1,422,500 shares of Non-Voting Common Stock and cause all outstanding Series B Preferred Stock held by persons other than WCAS to be exchanged for an aggregate of

245,238 shares of Common Stock; (iii) cause all outstanding shares of Series A Preferred Stock to be exchanged for the right to receive an amount of cash equal to the aggregate redemption price (including accrued dividends) that would be required to be paid in order to redeem such shares as of the date of merger, which is estimated to be approximately $26.2 million in the aggregate; and (iv) cause all outstanding shares of common stock to be exchanged for an aggregate of 8,406,170 shares of Common Stock (collectively, the "Reincorporation"). As a result of the Reincorporation, the holders of common stock of the nonsurviving Tennessee corporation will receive 1.0473 shares of common stock of the Delaware corporation for each share of common stock of the Tennessee corporation owned. In addition, each share of Series B Preferred Stock will be exchanged for approximately 17.8264 shares of Non-Voting common stock or common stock of the Delaware corporation.


                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering, after deducting estimated underwriting discounts and commissions and offering expenses and assuming an initial public offering price of $13.00 per share, are estimated to be approximately $58.4 million ($67.4 million if the over-allotment option is exercised in full). Of this amount, approximately $4.8 million will be used to reduce the outstanding revolving loan balance of $32.6 million at July 27, 1998 under the Credit Agreement dated as of January 30, 1998, among the Company and the lenders named therein (the "Credit Agreement"); approximately $26.2 million as of July 27, 1998 will be used to repay WCAS Capital Partners, III, L.P. ("WCAS CP III") under the terms of a subordinated note (the "Subordinated Debt") in the original principal amount of $25.0 million, plus accrued and unpaid interest; and approximately $26.2 million as of July 27, 1998 will be paid in the Reincorporation in exchange for the outstanding Series A Preferred Stock and all accrued and unpaid dividends thereon.


     Borrowings under the Credit Agreement bear interest at the prime rate, the federal funds rate or London Interbank Offered Rate ("LIBOR"), plus, in each case, a margin depending upon the Company's ratio of funded debt to EBITDA. As of July 27, 1998, the effective interest rate on outstanding balances was 8.2%.

     The Subordinated Debt bears interest at 10.0% per annum. The Subordinated Debt was used to finance a portion of the acquisitions of Davenport Medical Center, Woodland Park Hospital, Eastmoreland Hospital, and Lander Valley Medical Center. See "Certain Relationships and Related Transactions -- Subordinated Debt."

     The Series A Preferred Stock accrues dividends at 7.0% per annum on the sum of the liquidation value plus accumulated and unpaid dividends, which was approximately $26.2 million as of July 27, 1998. See "Certain Relationships and Related Transactions -- Series A Preferred Stock."


     The Company intends to use the balance of the proceeds for the Puget Sound Acquisition. Pending such use, the Company intends to invest the net proceeds of the Offering in short-term, interest-bearing investment grade debt securities, certificates of deposit, commercial paper, time deposits or direct or guaranteed obligations of the United States.



     Although the Company has had preliminary discussions from time to time regarding possible acquisition opportunities, the Company has no agreements, understandings or commitments with respect to any such opportunities, other than as described elsewhere in this Prospectus. There can be no assurance that any future acquisition will be consummated.


                                DIVIDEND POLICY

     The Company currently intends to retain its earnings for use in its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the Credit Agreement prohibits the payment of dividends by the Company. Any future determination to declare or pay cash dividends will be made by the Board of Directors based on the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant at such time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth as of June 30, 1998: (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company giving effect to the Reincorporation and the Puget Sound Acquisition and (iii) the pro forma capitalization of the Company as adjusted to reflect the receipt and application of the estimated net proceeds from the Offering (assuming an initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and offering expenses). The table should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto contained elsewhere in this Prospectus.



                                                                      AS OF JUNE 30, 1998
                                                            ---------------------------------------
                                                                                         PRO FORMA
                                                             ACTUAL      PRO FORMA      AS ADJUSTED
                                                                        (IN THOUSANDS)
Cash and cash equivalents.................................  $    170      $   (828)      $    172
                                                            ========      ========       ========
Capital lease obligations, excluding current portion......  $  4,489      $  4,489       $  4,489
Long-term debt, excluding current portion.................    31,550        55,550         50,736
Subordinated notes payable to affiliates..................    24,775        24,775             --
Redeemable preferred stock -- Series A, $.01 par value,
  authorized: 250,000 shares; issued and outstanding:
  250,000 shares actual and pro forma, no shares pro forma
  as adjusted.............................................    26,054        26,054             --
Stockholders' equity:
  Preferred stock -- Series B, $.01 par value, authorized:
     235,000 shares; issued and outstanding: 235,000
     shares actual, no shares pro forma and pro forma as
     adjusted.............................................         2            --             --
  Non-voting common stock, $0.01 par value, authorized:
     1,500,000 shares; issued and outstanding: no shares
     actual, 1,422,500 shares pro forma and pro forma as
     adjusted.............................................        --            14             14
  Common stock, $0.01 par value, authorized: 20,000,000
     shares actual, 50,000,000 shares pro forma and
     50,000,000 shares pro forma as adjusted; issued and
     outstanding: 8,026,500 shares actual, 11,172,870
     shares pro forma and 16,172,870 shares pro forma as
     adjusted(1)..........................................        80           112            162
  Additional paid-in capital..............................    26,244        26,200         84,208
  Common stock warrants...................................       235           235            235
  Deferred compensation...................................    (2,320)       (2,320)        (2,320)
  Accumulated deficit.....................................      (352)         (352)          (577)
                                                            --------      --------       --------
       Total stockholders' equity.........................    23,889        23,889         81,722
                                                            --------      --------       --------
          Total capitalization............................  $110,757      $134,757       $136,947
                                                            ========      ========       ========


------------------------------

(1) Does not include 591,725 shares of Common Stock issuable upon the exercise of outstanding warrants of the Company at an exercise price of $4.13 or 552,485 shares of Common Stock issuable upon the exercise of outstanding options as of June 30, 1998 at a weighted average exercise price of $5.71.

                                    DILUTION


     The net tangible book value of the Company as of June 30, 1998, after giving effect to the Reincorporation and the Puget Sound Acquisition, was approximately $8.1 million, or $0.64 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of total assets less total liabilities, mandatory redeemable preferred stock, and intangible assets, divided by the number of shares of Common Stock outstanding as of June 30, 1998. After giving effect to the sale by the Company of the 5,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13.00 per share) and the application of the net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company as of June 30, 1998 would have been $65.9 million, or $3.75 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.11 per share of Common Stock to existing stockholders and an immediate dilution of $9.25 per share to purchasers in the Offering, as illustrated by the following table:



Assumed initial public offering price per share...........                              $13.00
  Net tangible book value per share before the Offering...         $1.01
  Decrease attributable to the Reincorporation and Puget
     Sound Acquisition....................................          0.37
                                                                   -----
  Pro forma net tangible book value prior to the
     Offering(1)..........................................          0.64
  Increase resulting from the Offering....................          3.11
Pro forma net tangible book value per share after the
  Offering(1).............................................                                3.75
                                                                                        ------
Dilution per share to new investors(2)....................                              $ 9.25
                                                                                        ======



     The following table summarizes certain differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid (based upon an assumed initial public offering price of $13.00 per share):



                                      SHARES PURCHASED         TOTAL CONSIDERATION      AVERAGE PRICE
                                    ---------------------    -----------------------    -------------
                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
Existing stockholders(1)..........  12,595,370      71.6%    $ 23,909,000      26.9%       $ 1.90
New investors.....................  5,000,000       28.4       65,000,000      73.1         13.00
                                    ----------     -----     ------------     -----
     Total........................  17,595,370     100.0%    $ 88,909,000     100.0%
                                    ==========     =====     ============     =====


------------------------------


(1) Includes 1,422,500 shares of Non-Voting Common Stock issued in the Reincorporation, but excludes (i) 591,725 shares of Common Stock issuable upon the exercise of outstanding warrants of the Company at an exercise price of $4.13 per share; and (ii) 552,485 shares of Common Stock issuable upon the exercise of outstanding options pursuant to the Company's Stock Option Plan at June 30, 1998 at a weighted average exercise price of $5.71 per share. To the extent the warrants and options are exercised, there could be additional dilution to the new investors. See "Management -- Stock Option Plan" and "Description of Capital Stock."


(2) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the initial public offering price per share.

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The "New American After Offering" column set forth in the unaudited pro forma condensed combined balance sheet of the Company as of June 30, 1998 assumes the Reincorporation and the application of the estimated net proceeds of the Offering to be received by the Company had occurred on June 30, 1998. The "New American Combined" column set forth in the unaudited pro forma condensed combined balance sheet of the Company as of June 30, 1998 assumes that the Puget Sound Acquisition, the Reincorporation and the application of the estimated net proceeds of the offering to be received by the Company had occurred on June 30, 1998.

     The "New American as Adjusted" column set forth in the unaudited pro forma condensed combined statement of operations for the three months ended June 30, 1998 assumes that the application of the estimated net proceeds of the Offering to be received by the Company had occurred on April 1, 1998. The "New American as Adjusted" column for the year ended March 31, 1998 assumes that the Fiscal 1998 Hospital Acquisitions and the application of the estimated net proceeds of the Offering to be received by the Company had occurred on April 1, 1997. The "New American Combined" column set forth in the unaudited pro forma condensed combined statement of operations for the three months ended June 30, 1998 assumes that the Puget Sound Acquisition and the application of the estimated net proceeds of the Offering to be received by the Company had occurred on April 1, 1998. The "New American Combined" column for the year ended March 31, 1998 assumes that the Puget Sound Acquisition, the Fiscal 1998 Hospital Acquisitions and the application of the estimated net proceeds of the Offering to be received by the Company had occurred on April 1, 1997.

     The unaudited pro forma condensed combined financial information presented herein are not necessarily indicative of the Company's combined financial position or the results of operations that actually would have occurred if the transactions had been consummated on such dates. In addition, they are not intended to be a projection of results of operations that may be obtained in the Company's future. The pro forma results of operations, which do not take into account certain operational changes instituted by the Company upon acquisition of its hospitals, are not necessarily indicative of the results that may be expected from such hospitals. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited financial statements, including the notes thereto, included elsewhere in this Prospectus.

              NEW AMERICAN HEALTHCARE CORPORATION AND SUBSIDIARIES

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET


                                                                AS OF JUNE 30, 1998
                                     --------------------------------------------------------------------------
                                                                   NEW
                                                                 AMERICAN     PUGET                      NEW
                                         NEW                      AFTER       SOUND      PRO FORMA     AMERICAN
                                     AMERICAN(1)    OFFERING     OFFERING    HOSPITAL   ADJUSTMENTS    COMBINED
                                                                   (IN THOUSANDS)
ASSETS
Current assets:
  Cash.............................   $    170      $  1,000 (2) $  1,170    $     2      $(1,000)(6)  $    172
  Patient accounts receivable......     19,697            --       19,697      5,113       (1,610)(7)    23,200
  Prepaid expenses and other
    current assets.................      5,732            --        5,732      1,697         (704)(7)     6,523
                                                                                             (202)(7)
                                      --------      --------     --------    -------      -------      --------
    Total current assets...........     25,599         1,000       26,599      6,812       (3,516)       29,895
Property and equipment, net........     83,808            --       83,808     12,697       10,213(6)    106,718
Goodwill, net......................     15,357            --       15,357         --           --        15,357
Other assets, net..................      2,952            --        2,952        408           --         3,360
                                      --------      --------     --------    -------      -------      --------
    Total assets...................   $127,716      $  1,000     $128,716    $19,917      $ 6,697      $155,330
                                      ========      ========     ========    =======      =======      ========

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
    expenses.......................   $ 14,292      $ (1,190)(2) $ 13,102    $ 3,064      $  (450)(7)  $ 15,716
  Estimated third-party payor
    settlements....................        723            --          723      1,840       (1,840)(7)       723
  Current portion of capital lease
    obligations....................        605            --          605         --           --           605
                                      --------      --------     --------    -------      -------      --------
    Total current liabilities......     15,620        (1,190)      14,430      4,904       (2,290)       17,044
                                      --------      --------     --------    -------      -------      --------
Capital lease obligations, less
  current portion..................      4,489            --        4,489         --           --         4,489
Long-term debt.....................     31,550        (4,814)(2)   26,736         --       24,000(6)     50,736
Subordinated notes payable to
  affiliates.......................     24,775       (24,775)(2)       --         --           --            --
Deferred income taxes..............      1,339            --        1,339      2,217       (2,217)(7)     1,339
Other..............................         --            --           --      3,588       (3,588)(7)        --
Redeemable preferred stock.........     26,054           292 (3)       --         --           --            --
                                                     (26,346)(2)
Stockholders' equity:
  Preferred stock..................          2            (2)(4)       --         --           --            --
  Non-voting common stock..........         --            14 (4)       14         --           --            14
  Common stock.....................         80            50 (2)      162          1           (1)(6)       162
                                                          28 (4)
                                                           4 (5)
  Additional paid-in capital.......     26,244          (292)(3)   84,208      7,551       (7,551)(6)    84,208
                                                      58,300 (2)
                                                         (40)(4)
                                                          (4)(5)
  Common stock warrants............        235            --          235         --           --           235
  Deferred compensation............     (2,320)           --       (2,320)        --           --        (2,320)
  Accumulated earnings (deficit)...       (352)         (225)(2)     (577)     1,656       (1,656)(6)      (577)
                                      --------      --------     --------    -------      -------      --------
    Total stockholders' equity.....     23,889        57,833       81,722      9,208       (9,208)       81,722
                                      --------      --------     --------    -------      -------      --------
    Total liabilities and
      stockholders' equity.........   $127,716      $  1,000     $128,716    $19,917      $ 6,697      $155,330
                                      ========      ========     ========    =======      =======      ========

              NEW AMERICAN HEALTHCARE CORPORATION AND SUBSIDIARIES

         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

(1) The Company made the Doctors Hospital acquisition and the Fiscal 1998 Hospital Acquisitions primarily in exchange for cash and assumption of associated liabilities as follows:

    Purchase price..............................................   $104,000
    Add liabilities assumed.....................................     16,679
    Less: assets acquired.......................................    103,827
        non-compete agreements..................................      1,100
                                                                   --------
             Costs in excess of net assets acquired.............   $ 15,752
                                                                   ========

    The acquisitions were accounted for as purchases. The cost in excess of net assets acquired is a preliminary allocation that may be adjusted for resolution of issues existing at the purchase date within one year of the purchase date. The final allocation is not expected to differ materially from the preliminary allocation. Accumulated amortization of cost in excess of net assets acquired is $395 at June 30, 1998.


(2) To record the issuance of 5,000,000 shares of Common Stock in the offering for net proceeds of $58,350 based on an assumed initial public offering price of $13.00 per share and estimated underwriting discounts and commissions and offering expenses of $6,650. Proceeds from the sale in the amount of $25,000, $4,814, $26,346 and $1,190 will be used to pay down subordinated notes payable, long-term debt, redeemable preferred stock and accrued interest on long-term debt, respectively, with the associated discount on subordinated notes payable in the amounts of $225 being written off. Such write-off has not been reflected as a nonrecurring charge in the pro forma condensed combined statement of operations. The balance of $1,000 will be retained to fund the cash portion of the Puget Sound Acquisition.


(3) To record the accrual of cumulative preferred dividends in the amount of $292 on Series A Preferred Stock at 7% per annum for the period from April 1, 1998 to the expected closing date of the Offering.


(4) To record the Series B Preferred Stock exchange in connection with the Reincorporation in the amount of $2 to preferred stock, $14 to Non-Voting Common Stock, $28 to Common Stock and $40 to additional paid-in capital.


(5) To record reclassification of additional paid-in capital to common stock in the amount of $4 to reflect the stock split effected in the Reincorporation.

(6) To record the Puget Sound Acquisition for approximately $25,000 financed by $24,000 of long-term debt and $1,000 of cash. The total purchase cost was allocated as follows: property and equipment of $10,213; common stock of $1; additional paid-in capital of $7,551; and accumulated earnings of $1,656.

(7) To exclude certain assets and liabilities that will not be acquired or assumed by New American primarily related to government program patient accounts receivable of $1,610, deferred tax assets of $704 intercompany accounts receivable of $202, accrued expenses of $450, estimated third-party payor settlements of $1,840, deferred income taxes of $2,217 and other liabilities of $3,588.

              NEW AMERICAN HEALTHCARE CORPORATION AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS


                                                           THREE MONTHS ENDED JUNE 30, 1998
                                       ------------------------------------------------------------------------
                                                                     NEW                                 NEW
                                         NEW       PRO FORMA      AMERICAN     PUGET     PRO FORMA     AMERICAN
                                       AMERICAN   ADJUSTMENTS    AS ADJUSTED   SOUND    ADJUSTMENTS    COMBINED
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Net patient service revenue......... $34,856     $     --        $34,856     $7,006      $           $41,862
  Other revenue.......................   1,042           --          1,042        169         --         1,211
                                       -------     --------        -------     ------      -----       -------
    Net operating revenues............  35,898           --         35,898      7,175         --        43,073
                                       -------     --------        -------     ------      -----       -------
Expenses:
  Salaries and benefits...............  16,210           --         16,210      3,334         --        19,544
  Professional fees...................   4,715           --          4,715        547         --         5,262
  Supplies............................   3,968           --          3,968      1,318         --         5,286
  Provision for doubtful accounts.....   3,012           --          3,012        (13)        --         2,999
  Other...............................   3,889           --          3,889      1,184       (269)(4)     4,804
  General and administrative..........     665           --            665         --                      665
  Depreciation and amortization.......   1,359           --          1,359        243       (243)(5)     1,656
                                                                                             297 (5)
  Interest expense....................   1,557         (949)(1)        608         --        525 (6)     1,133
                                       -------     --------        -------     ------      -----       -------
    Total operating expenses..........  35,375         (949)        34,426      6,613        310        41,349
                                       -------     --------        -------     ------      -----       -------
    Income (loss) before income
      taxes...........................     523          949          1,472        562       (310)        1,724
Income taxes..........................     209          380 (2)        589        191        (90)(2)       690
                                       -------     --------        -------     ------      -----       -------
  Net income (loss)...................     314          569            883        371       (220)        1,034
Cumulative preferred dividends........     437         (437)(3)         --         --         --            --
                                       -------     --------        -------     ------      -----       -------
  Net income (loss) available to
    common stockholders............... $  (123)    $  1,006        $   883     $  371      $(220)        1,034
                                       =======     ========        =======     ======      =====       =======
Pro forma net income per common share:
  Basic...............................                             $  0.05                             $  0.06
  Diluted.............................                                0.05                                0.06
                                                                   =======                             =======
Weighted average shares outstanding:
  Basic...............................                              17,595(7)                           17,595(7)
  Diluted.............................                              18,256(7)                           18,256(7)
                                                                   =======                             =======


---------------

 (1) To record the elimination of interest expense in the amount of $949 on average acquisition debt during the period of approximately $37,950 at a weighted average rate of 10.0% that will be paid off with a portion of the net proceeds of the Offering, as if the Offering had occurred on April 1, 1998.


 (2) To record tax expense at the expected combined income tax rate of 40%.

 (3) To record the elimination of cumulative preferred dividends in the amount of $437 on Series A Preferred Stock that will be converted into the right to receive cash in the Reincorporation.

 (4) To eliminate management fees in the amount of $269 that would not have been incurred had Puget Sound Hospital been acquired on April 1, 1998.

 (5) To record depreciation and amortization for the Puget Sound Acquisition in the amount of $297 as if it had been acquired on April 1, 1998 and elimination of historical depreciation and amortization in the amount of $243 recorded prior to the date of acquisition.

 (6) To record interest expense for the Puget Sound Acquisition in the amount of $525 relating to $24,000 of acquisition debt at a rate of 8.75% as if it had been incurred on April 1, 1998.


 (7) See Note 1 of Notes to Consolidated Financial Statements for a discussion of the calculation of Basic and Diluted earnings per share.

              NEW AMERICAN HEALTHCARE CORPORATION AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS


                                                        YEAR ENDED MARCH 31, 1998
                        -----------------------------------------------------------------------------------------
                                                                     NEW                                   NEW
                          NEW        ACQUIRED      PRO FORMA      AMERICAN      PUGET     PRO FORMA      AMERICAN
                        AMERICAN   HOSPITALS(1)   ADJUSTMENTS    AS ADJUSTED    SOUND    ADJUSTMENTS     COMBINED
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Net patient service
    revenue............ $73,725      $65,649       $     --       $139,374     $29,168     $    --       $168,542
  Other revenue........   1,924        2,257             --          4,181         623          --          4,804
                        -------      -------       --------       --------     -------     -------       --------
    Net operating
      revenues.........  75,649       67,906             --        143,555      29,791          --        173,346
                        -------      -------       --------       --------     -------     -------       --------
Expenses:
  Salaries and
    benefits...........  31,276       33,732             --         65,008      13,362          --         78,370
  Professional fees....   8,608        8,065             --         16,673       3,876          --         20,549
  Supplies.............   8,314        7,077             --         15,391       2,176          --         17,567
  Provision for
    doubtful
    accounts...........   7,837        4,513             --         12,350       2,455          --         14,805
  Other................   9,286       10,239           (570)(2)     18,955       5,306      (1,561)(9)     22,700
  General and
    administrative.....   3,484           --            905 (3)      4,389          --          --          4,389
  Depreciation and
    amortization.......   2,836        3,634         (3,634)(4)      5,322         980        (980)(10)     6,510
                                                      2,486 (4)                              1,188 (10)
  Interest expense.....   2,637        2,983         (2,623)(5)      2,433          28         (28)(11)     4,533
                                                      3,389 (5)                              2,100 (11)
                                                     (3,953)(6)
                        -------      -------       --------       --------     -------     -------       --------
                         74,278       70,243         (4,000)       140,521      28,183         719        169,423
                        -------      -------       --------       --------     -------     -------       --------
    Income (loss)
      before income
      taxes............   1,371       (2,337)         4,000          3,034       1,608        (719)         3,923
Income taxes...........     579         (458)         1,093 (7)      1,214         547        (191)(7)      1,570
                        -------      -------       --------       --------     -------     -------       --------
  Net income (loss)....     792       (1,879)         2,907          1,820       1,061        (528)         2,353
Cumulative preferred
  dividends............     617           --           (617)(8)         --          --          --             --
                        -------      -------       --------       --------     -------     -------       --------
  Net income (loss)
    attributable to
    common
    stockholders....... $   175      $(1,879)      $  3,524       $  1,820     $ 1,061     $  (528)      $  2,353
                        =======      =======       ========       ========     =======     =======       ========
Pro forma net income
  per common share:
  Basic................                                           $   0.10                               $   0.13
  Diluted..............                                               0.10                                   0.13
                                                                  ========                               ========
Weighted average shares
  outstanding:
  Basic................                                             17,595(12)                             17,595(12)
  Diluted..............                                             17,707(12)                             17,707(12)
                                                                  ========                               ========

              NEW AMERICAN HEALTHCARE CORPORATION AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                           YEAR ENDED MARCH 31, 1998
                                 (IN THOUSANDS)

 (1) To record the historical operations of the Fiscal 1998 Hospital Acquisitions for the period April 1, 1997 through the date of acquisition by the Company.

 (2) To eliminate management fees in the amount of $570 that would not have been incurred had the Fiscal 1998 Hospital Acquisitions been consummated on April 1, 1997.

 (3) To record estimated additional administrative salaries in the amount of $905, representing the total additional incremental costs to manage acquired and to be acquired hospitals, that would have been incurred had the Fiscal 1998 Hospital Acquisitions been consummated on April 1, 1997.

 (4) To record depreciation and amortization for the Fiscal 1998 Hospital Acquisitions in the amount of $2,486 as if they had been acquired on April 1, 1997 and elimination of historical depreciation and amortization in the amount of $3,634 recorded prior to the date of acquisition which had been recorded on a higher cost basis.

 (5) To record interest expense for the Fiscal 1998 Hospital Acquisitions in the amount of $3,389 relating to acquisition debt of approximately $62,550 at a weighted average interest rate of 9.6% (less previous interest recognized on acquisition debt of $2,615) as if it had been incurred on April 1, 1997 and elimination of historical interest expense in the amount of $2,623 recorded prior to the date of acquisition for debt not assumed.


 (6) To record the elimination of interest expense in the amount of $3,953 on average acquisition debt of approximately $39,530 at a weighted average interest rate of 10% that will be paid off with a portion of the net proceeds of the Offering, as if the Offering had occurred on April 1, 1997.


 (7) To record tax expense at the expected combined income tax rate of 40%.

 (8) To record the elimination of cumulative preferred dividends in the amount of $617 on Series A Preferred Stock that will be converted into the right to receive cash in the Reincorporation.

 (9) To eliminate management fees in the amount of $217 that would not have been incurred had Puget Sound Hospital been acquired on April 1, 1997.

(10) To record depreciation and amortization for the Puget Sound Acquisition in the amount of $1,188 as if it had been acquired on April 1, 1997 and elimination of historical depreciation and amortization in the amount of $980 recorded prior to the date of acquisition.

(11) To record interest expense for the Puget Sound Acquisition in the amount of $2,100 relating to acquisition debt of approximately $24,000 at 8.75% as if it had been incurred on April 1, 1997 and elimination of historical interest expense in the amount of $28 recorded prior to the date of acquisition for debt not assumed.


(12) See Note 1 of Notes to Consolidated Financial Statements for a discussion of the calculation of Basic and Diluted earnings per share.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following selected consolidated financial data have been derived from the audited consolidated financial statements of the Company and its subsidiaries as of March 31, 1996 and for the period from August 16, 1995 (inception) through March 31, 1996 and as of and for the years ended March 31, 1997 and 1998 and the unaudited consolidated financial statements of the Company and its subsidiaries as of and for the three months ended June 30, 1998 and 1997. The data set forth below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                   PERIOD
                                                 AUGUST 16,       YEARS ENDED       THREE MONTHS ENDED
                                              1995 (INCEPTION)     MARCH 31,             JUNE 30,
                                                TO MARCH 31,   ------------------   ------------------
                                                    1996        1997       1998      1997       1998
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
     Net patient service revenue............       $   --      $10,737   $ 73,725   $ 9,638   $ 34,856
     Other revenue..........................           17          350      1,924       224      1,042
                                                   ------      -------   --------   -------   --------
       Net operating revenues...............           17       11,087     75,649     9,862     35,898
  Expenses:
     Salaries and benefits..................           --        4,117     31,276     4,084     16,210
     Professional fees......................           --          620      8,608     1,079      4,715
     Supplies...............................           --        1,439      8,314     1,185      3,968
     Provision for doubtful accounts........           --          534      7,837       787      3,012
     Other..................................           --        2,377      9,286     1,295      3,889
     General and administrative.............          385        1,871      3,484       822        665
     Depreciation and amortization..........            5          783      2,836       626      1,359
     Interest...............................            1          363      2,637       205      1,557
                                                   ------      -------   --------   -------   --------
                                                      391       12,104     74,278    10,083     35,375
                                                   ------      -------   --------   -------   --------
       Income (loss) before income taxes....         (374)      (1,017)     1,371      (221)       523
  Income taxes..............................           --           67        579        --        209
                                                   ------      -------   --------   -------   --------
     Net income (loss)......................         (374)      (1,084)       792      (221)       314
  Cumulative preferred dividend.............           --           --        617        --        437
                                                   ------      -------   --------   -------   --------
     Net income (loss) attributable to
       common stockholders..................       $ (374)     $(1,084)  $    175   $  (221)  $   (123)
                                                   ======      =======   ========   =======   ========
  Net income (loss) per share:
     Basic..................................       $(0.08)     $ (0.14)  $   0.02   $ (0.03)  $  (0.02)
     Diluted................................       $(0.08)     $ (0.14)  $   0.01   $ (0.03)  $  (0.02)
                                                   ======      =======   ========   =======   ========
  Weighted average number of shares
     outstanding:
     Basic..................................        4,759        8,027      8,027     8,027      8,027
     Diluted................................        4,759        8,027     12,642     8,027      8,027
                                                   ======      =======   ========   =======   ========
                                                        AS OF MARCH 31,                        AS OF
                                              -----------------------------------             JUNE 30,
                                                    1996        1997       1998                 1998
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................       $1,043      $   522   $ 15,306             $  9,940
  Total assets..............................        1,164       19,220    134,193              127,716
  Long-term obligations, excluding current
     portion................................           24          975     67,184               60,814
  Redeemable preferred stock................           --           --     25,617               26,054
  Total stockholders' equity................        1,088       15,005     23,915               23,889

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

OVERVIEW

     New American acquires and operates acute care hospitals throughout the United States. The Company was formed to capitalize on opportunities to be the principal provider of health care services in those non-urban communities in which it operates.

     The Company acquired its first hospital in August 1996 and since May 1997 has acquired seven additional hospitals. These eight acute care hospitals are located in six states and have a total of 1,032 licensed beds.

GENERAL

     An integral part of the Company's strategy is to acquire non-urban acute care hospitals. See "Business -- Business Strategy." Because of the financial impact of the Company's recent acquisitions, it is difficult to make meaningful comparisons between the Company's financial statements for the fiscal periods presented. In addition, due to the relatively small number of hospitals currently operated, each hospital acquisition can materially effect the overall operating margins of the Company. Upon the acquisition of a hospital, the Company typically takes a number of steps intended to lower operating costs. See "Business -- Hospital Operations." The impact of such actions may be offset by the cost of revenue enhancing initiatives such as expanding services, strengthening medical staff, and improving market position. The benefits of these investments and of other activities to improve operating margins generally do not occur immediately. Consequently, the financial performance of a newly acquired hospital may initially have an adverse effect on the Company's overall operating margins. The Company believes that the short-term negative impact on overall margins will decrease with subsequent acquisitions as the Company expands its financial base.

     In August 1996, the Company acquired Doctors Hospital in Wentzville, Missouri in an asset purchase transaction for $14.0 million. In May 1997 the Company acquired Memorial Hospital of Center, Center, Texas in a stock purchase transaction for $11.5 million. Also in May 1997, the Company purchased Eastwood Hospital, Memphis, Tennessee (later renamed Delta Medical Center -- Memphis) in an asset purchase transaction for $13.3 million. In August 1997, the Company acquired Dolly Vinsant Memorial Hospital, San Benito, Texas in an asset purchase for $8.1 million. In January 1998, the Company acquired in a single transaction the assets of Lander Valley Medical Center, Lander, Wyoming; Davenport Medical Center, Davenport, Iowa; Woodland Park Hospital, Portland, Oregon; and Eastmoreland Hospital, Portland, Oregon for an aggregate purchase price of approximately $57.0 million. Lander Valley Medical Center is built on property subject to a 75-year ground lease from the City of Lander, which expires December 31, 2073. Woodland Park Hospital is leased pursuant to a 31-year lease, which expires December 31, 2029. The Company has entered into an agreement to purchase Puget Sound Hospital in Tacoma, Washington in an asset purchase transaction for $25.0 million subject to certain working capital adjustments. See "Risk Factors -- Risks of Acquisition Strategy" and
"Business -- Hospitals -- Pending Acquisition."

     Hospital revenues are received primarily from Medicare, Medicaid and commercial insurance. The Company's percentage of revenues received from the Medicare program is expected to increase due to the general aging of the population. The payment rates under the Medicare program for inpatients are based on a prospective payment system ("PPS"), that is tied to the diagnosis of the patient. While these payment rates historically have been annually adjusted for inflation, the adjustments have lagged actual inflation rates. In addition, numerous states, insurance companies and employers are actively negotiating discounts to the Company's standard rates. The trend towards increased managed care, including a shift in payor mix toward HMOs, preferred provider organizations ("PPOs") and other managed care payors, may also adversely effect payment rates for the Company's services and the Company's ability to achieve targeted growth rates in net patient service revenue.

     Net operating revenues are comprised of net patient service revenue and other revenue. Net patient service revenue is reported net of contractual adjustments and policy discounts. The adjustments principally result from differences between the hospitals' customary charges and payment rates under the Medicare and Medicaid programs. Customary charges have generally increased at a faster rate than the rate of increase for Medicare and Medicaid payments. Other revenue includes cafeteria sales, medical office building rental income and other miscellaneous revenue. Operating expenses primarily consist of hospital related costs of operation and include salaries and benefits, professional fees (includes medical professionals and consulting services), supplies, provision for doubtful accounts, and other operating expenses (principally consisting of utilities, insurance, property taxes, travel, freight, postage, telephone, advertising, repairs and maintenance). General and administrative expenses relate to corporate overhead.

RESULTS OF OPERATIONS

  YEAR ENDED MARCH 31, 1997 COMPARED TO PERIOD AUGUST 16, 1995 (INCEPTION) THROUGH MARCH 31, 1996

     The results of operations for the period ended March 31, 1996 do not include any hospital related revenues, given that the Company was formed on August 16, 1995 and did not acquire its first hospital until August 1996. Results for the period reflect start-up operations. As a consequence of owning no hospitals in the period ended March 31, 1996, a detailed comparison of the results of operations for such period to the year ended March 31, 1997 is not meaningful.

  YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

     The results of operations for the year ended March 31, 1997 include the results of operation for Doctors Hospital which was owned for eight months. The results for the year ended March 31, 1998 include the full year results for Doctors Hospital plus the partial results for seven hospitals acquired during the year.

     The seven hospitals acquired during fiscal 1998 include:

                                                                              MONTHS OPERATED
                       HOSPITAL                         DATE OF ACQUISITION   IN FISCAL 1998
Memorial Hospital of Center (TX)......................         5/1/97            11 months
Delta Medical Center-Memphis (TN).....................        5/16/97            10 months
  (formerly Eastwood Hospital)
Dolly Vinsant Memorial Hospital (TX)..................         8/1/97             8 months
Davenport Medical Center (IA).........................         2/1/98             2 months
Lander Valley Medical Center (WY).....................         2/1/98             2 months
Woodland Park Hospital (OR)...........................         2/1/98             2 months
Eastmoreland Hospital (OR)............................         2/1/98             2 months

     Net operating revenues were $75.6 million for the year ended March 31, 1998, compared to $11.1 million for the year ended March 31, 1997, an increase of $64.5 million. The majority of the increase was due to an increase in net patient service revenue to $73.7 million for the year ended March 31, 1998, compared to $10.7 million for the year ended March 31, 1997, an increase of $63.0 million. Other revenue was $1.9 million for the year ended March 31, 1998, compared to $0.3 million for the year ended March 31, 1997, an increase of $1.6 million. The increases primarily reflect the acquisition of the seven hospitals mentioned above and the fact that Doctors Hospital was owned for the entire year ended March 31, 1998 versus eight months for the year ended March 31, 1997.

     Salaries and benefits were $31.3 million for the year ended March 31, 1998, compared to $4.1 million for the year ended March 31, 1997, an increase of $27.2 million.

     Professional fees were $8.6 million for the year ended March 31, 1998, compared to $0.6 million for the year ended March 31, 1997, an increase of $8.0 million.

     Supplies were $8.3 million for the year ended March 31, 1998, compared to $1.4 million for the year ended March 31, 1997, an increase of $6.9 million.

     Provision for doubtful accounts was $7.8 million for the year ended March 31, 1998, compared to $0.5 million for the year ended March 31, 1997, an increase of $7.3 million.

     Other expenses were $9.3 million for the year ended March 31, 1998, compared to $2.4 million for the year ended March 31, 1997, an increase of $6.9 million.

     The increases in salaries and benefits, professional fees, supplies, provision for doubtful accounts and other expenses primarily reflect the acquisition of the seven hospitals mentioned above and the fact that Doctors Hospital was owned for the entire year ended March 31, 1998 versus eight months for the year ended March 31, 1997.

     General and administrative expenses were $3.5 million for the year ended March 31, 1998, compared to $1.9 million for the year ended March 31, 1997, an increase of $1.6 million. The increase in general and administrative expenses reflect primarily the increase in corporate staff in association with the seven hospitals acquired during the year ended March 31, 1998.

     Depreciation and amortization expense was $2.8 million for the year ended March 31, 1998, compared to $0.8 million for the year ended March 31, 1997, an increase of $2.0 million. The increase is due to the additional depreciation and amortization expense associated with the seven hospitals acquired during the year ended March 31, 1998.

     Interest expense was $2.6 million for the year ended March 31, 1998, compared to $0.4 million for the year ended March 31, 1997, an increase of $2.2 million. The increase was due to the increase in average outstanding indebtedness associated with the seven hospitals acquired during the year ended March 31, 1998.

     Income taxes were $0.6 million for the year ended March 31, 1998, compared to $66,500 for the year ended March 31, 1997, an increase of $0.5 million. Income tax expense in 1997 related to state taxes for the one owned hospital. For 1998, taxes relate to both federal and state taxes at a combined rate of 42%.

     During the year ended March 31, 1998, the Company issued the Series A Preferred Stock and accrued a cumulative preferred dividend of $0.6 million. See "Certain Relationships and Related Transactions -- Series A Preferred Stock."

  THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THREE MONTHS ENDED JUNE 30, 1997

     Net operating revenues were $35.9 million for the three months ended June 30, 1998, compared to $9.9 million for the three months ended June 30, 1997, an increase of $26.0 million. The majority of the increase was due to an increase in net patient service revenue to $34.9 million for the three months ended June 30, 1998, compared to $9.6 million for the three months ended June 30, 1997, an increase of $25.3 million. Other revenue was $1.0 million for the three months ended June 30, 1998, compared to $0.2 million for the three months ended June 30, 1997, an increase of $0.8 million. The increases primarily reflect the acquisition of the seven hospitals mentioned above and the fact that all eight of the Company's hospitals were owned for the entire three months ended June 30, 1998 versus only one of the Company's hospitals having been owned for the entire three months ended June 30, 1997.

     Salaries and benefits were $16.2 million for the three months ended June 30, 1998, compared to $4.1 million for the three months ended June 30, 1997, an increase of $12.1 million.

     Professional fees were $4.7 million for the three months ended June 30, 1998, compared to $1.1 million for the three months ended June 30, 1997, an increase of $3.6 million.

     Supplies were $4.0 million for the three months ended June 30, 1998, compared to $1.2 million for the three months ended June 30, 1997, an increase of $2.8 million.

     Provision for doubtful accounts was $3.0 million for the three months ended June 30, 1998, compared to $0.8 million for the three months ended June 30, 1997, an increase of $2.2 million.

     Other expenses were $3.9 million for the three months ended June 30, 1998, compared to $1.3 million for the three months ended June 30, 1997, an increase of $2.6 million.

     The increases in salaries and benefits, professional fees, supplies, provision for doubtful accounts and other expenses primarily reflect to the acquisition of the seven hospitals mentioned above and the fact that all eight of the Company's hospitals were owned for the entire three months ended June 30, 1998 versus only one of the Company's hospitals having been owned for the entire three months ended June 30, 1997.

     General and administrative expenses were $0.7 million for the three months ended June 30, 1998, compared to $0.8 million for the three months ended June 30, 1997, a decrease of $0.1 million. The decrease in general and administrative expenses primarily reflects decreases in costs written off due to abandoned acquisitions and lower levels of accrued bonuses.

     Depreciation and amortization expense was $1.4 million for the three months ended June 30, 1998, compared to $0.6 million for the three months ended June 30, 1997, an increase of $0.8 million. The increase is due to the additional depreciation and amortization expense associated with the fact that all eight of the Company's hospitals were owned for the entire three months ended June 30, 1998 versus only one of the Company's hospitals having been owned for the entire three months ended June 30, 1997.

     Interest expense was $1.6 million for the three months ended June 30, 1998, compared to $0.2 million for the three months ended June 30, 1997, an increase of $1.4 million. The increase was due to the increase in average outstanding indebtedness associated with the eight hospitals owned during the three months ended June 30, 1998 versus only one of the Company's hospitals having been owned for the entire three months ended June 30, 1997.

     Income taxes were $0.2 million for the three months ended June 30, 1998 compared to no income taxes for the three months ended June 30, 1997, an increase of $0.2 million. For the three months ended June 30, 1998, taxes relate to both federal and state taxes at a combined rate of 40%.

     During the three months ended June 30, 1998, the Company accrued a cumulative preferred dividend on the Series A Preferred Stock of $0.2 million. See "Certain Relationships and Related Transactions -- Series A Preferred Stock."

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1998, the Company had working capital of $9.9 million, including cash and cash equivalents of $0.1 million. Consistent with the hospital industry, a major component of the Company's working capital is patient accounts receivable. Payments on patient accounts receivable are made by third-party payors (principally Medicare, Medicaid, and insurance plans) and directly by patients.

     The Company's cash requirements, excluding acquisitions, have historically been funded by cash generated from operations. Cash provided by operations was $3.8 million and $1.1 million for the year ended March 31, 1998 and the three months ended June 30, 1998, respectively, compared to cash used in operations of $0.7 million and cash provided by operations of $0.4 million for the year ended March 31, 1997 and the three months ended June 30, 1997, an increase of $4.5 million and $0.7 million, respectively.

     Cash used in investing activities for the year ended March 31, 1998 and the three months ended June 30, 1998 was $92.5 million and $0.7 million, respectively, compared with cash used in investing activities of $14.5 million and $25.1 million for the year ended March 31, 1997 and the three months ended June 30, 1997, an increase of $78.0 million and a decrease of $24.4 million, respectively. These amounts principally relate to acquisitions of hospitals and, to a lesser extent, purchases of property and equipment. Capital expenditures for hospitals may vary from year to year. The Company expects to make capital expenditures for the year ended March 31, 1999 of approximately $9.0 million which includes (i) approximately $4.0 million for management information systems software and hardware which based on representations made to the Company by Health Management Systems, Inc. ("HMS") will be Year 2000 compliant by March 31, 1999, and (ii) certain non-MIS costs associated with Year 2000 compliance. The Company does not expect to incur any additional material Year 2000 compliance costs. The Company has completed an itemized inventory of all of its hospitals for the purpose of identifying all equipment with potential Year 2000 problems. The Company intends to contact all vendors of such equipment as well as its group purchasing agent prior to February 28, 1999 to assess Year 2000 compliance. In addition, the Company expects to spend approximately $0.4 million on Year 2000 compliant management information systems for each hospital acquired in the future.

     Cash provided by financing activities totaled $94.2 million for the year ended March 31, 1998, compared to cash provided by financing activities of $14.9 million for the year ended March 31, 1997, an increase of $79.3 million. Cash used by financing activities totaled $6.4 million for the three months ended June 30, 1998, compared to cash provided by financing activities of $26.1 million for the three months ended June 30, 1997, an increase of $32.5 million. These amounts resulted from the proceeds of senior debt, Subordinated Debt and warrants and the issuance of Series A and B Preferred Stock.

     The Company has entered into a definitive purchase agreement to acquire Puget Sound Hospital in Tacoma, Washington. The cash purchase price will be $25.0 million, plus the book value of certain working capital accounts. The Company plans to finance approximately $24.0 million of the purchase price through the Credit Agreement, with the remainder paid from the Company's cash. See "Risk Factors -- Risks of Acquisition Strategy -- Pending Acquisition."

     The Company's Credit Agreement provides for revolving credit facility in the amount of $132.5 million. Borrowings under the facility bear interest of (i) a base rate equal to the greater of the Prime Rate or the Federal Funds rate, plus in either case, a margin of up to 1% or (ii) LIBOR as of the date of the borrowing plus a margin of up to 2.5%. The applicable margin is determined by a ratio of indebtedness to EBITDA calculated on a monthly basis. As of June 30, 1998, the Company had outstanding $31.6 million, bearing interest at a rate of 8.2%. The Credit Agreement is interest only payments until December 31, 2000, at which time one-sixteenth of the aggregate outstanding balance will be due in quarterly payments on the last day of each third month thereafter to and including September 30, 2003, with a final lump sum payment due December 31, 2003. The revolving credit facility is secured by substantially all the Company's assets. The Credit Agreement contains limitations on the Company's ability to incur additional indebtedness, sell material assets, retire, redeem or otherwise reacquire its capital stock, and pay dividends. The Credit Agreement also requires the Company to maintain specified levels of net worth and meet certain covenants and ratios.

     The Company believes its future cash flow from operations, together with borrowings available under the Credit Agreement and the proceeds of the Offering will be sufficient to fund the Company's anticipated acquisition activities, capital expenditures, debt service requirements and operating expenses for the next twelve months. The Company may incur additional indebtedness in order to finance certain large strategic acquisition opportunities. There can be no assurance that such additional financing, if required, will be available on terms acceptable to the Company.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments imbedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not presently have any derivative financial instruments and does not believe that this statement will have a material impact on its financial position or results of operations.

INFLATION

     The health care industry is labor intensive. Wages and other expenses increase, especially during periods of inflation and labor shortages. In addition, suppliers pass along rising costs to the Company in the form of higher prices. The Company has implemented cost control measures to curb increases in operating costs and expenses. In light of cost containment measures imposed by government agencies and private insurance companies, the Company is unable to predict its ability to offset or control future cost increases, or its ability to pass on the increased costs associated with providing health care services to patients insured by government or managed care payors.

                                    BUSINESS
OVERVIEW


     New American acquires, and operates acute care hospitals throughout the United States. The Company was formed to capitalize on opportunities to be the principal provider of health care services in the communities in which it operates with a focus on non-urban communities. Since acquiring its first hospital in August 1996, a non-urban facility in Wentzville, Missouri, the Company has acquired seven additional hospitals, including four that were purchased from a single party in January 1998. The Company's eight acute care hospitals are located in six states and have a total of 1,032 licensed beds. In addition, the Company has entered into a definitive agreement to purchase a 160-bed acute care hospital in Tacoma, Washington. Pro forma net revenues and pro forma net income for the fiscal year ended March 31, 1998 were $173.3 million and $2.4 million, respectively and for the three months ended June 30, 1998 were $43.1 million and $1.0 million, respectively.


     The Company's hospitals offer a wide range of inpatient and outpatient medical and surgical services and also provide other health care services, including general and geriatric psychiatry, rehabilitation and occupational medicine. As part of developing a community health care delivery system, the Company's hospitals also operate satellite clinics. All of the Company's hospitals are accredited by either JCAHO, AOA, or both.

     The Company's business strategy is to acquire in a selective manner hospitals that meet the Company's investment criteria and to enhance revenues, improve operating efficiencies and increase profitability at its hospitals. In selecting its acquisition candidates, the Company targets non-urban hospitals that are or can be positioned to be the focal point of a community's health care delivery system. The Company believes more than 1,000 hospitals meet its acquisition criteria. During the acquisition due diligence process, the Company develops an action plan that provides a framework for identifying opportunities to enhance the hospital's operating and financial performance, while improving the quality of care. In developing the action plan, the Company leverages the extensive experience of its senior management team.

     Once a hospital is acquired, the Company implements the action plan developed during the acquisition due diligence process. Key elements of the Company's action plan include: (i) improving operating efficiencies; (ii) recruiting additional physicians; (iii) expanding the number of services offered; (iv) developing health care networks, where appropriate; and (v) installing a standardized management information system. For the three hospitals owned for at least twelve months as of June 30, 1998, and comparing the twelve months ended June 30, 1997 to the comparable period in 1998, adjusted admissions increased by 8.3% and emergency room visits increased by 4.1%. Additionally, since acquiring the three hospitals, the Company has recruited eleven physicians at these three hospitals.

     The Company's senior management team has extensive experience in hospital operations, financial management and business development. This experience enables management to analyze a hospital's business and identify opportunities to improve its clinical and financial performance. The Company's senior management team has an average of approximately 20 years of experience in the health care sector. Robert M. Martin, Chairman, President and Chief Executive Officer, and Dana C. McLendon, Jr., Senior Vice President of Finance and Administration are among several of the Company's senior executives who were formerly senior executives of HealthTrust, a nationwide operator of non-urban hospitals. During the majority of his seven-year tenure at HealthTrust, Mr. Martin was responsible for managing its largest region, that included 17 primarily non-urban hospitals. Mr. McLendon spent over five years at HealthTrust and was responsible for developing and implementing its integrated delivery systems linking hospitals, physicians and payors. Other members of senior management have significant health care experience and were formerly with organizations including HAI, HCA, Quorum and HealthTrust. Moreover, through their experience of operating hospitals, management has developed an extensive network of contacts for identifying both potential acquisition targets and potential management talent for both its hospitals and corporate offices. Currently, each local hospital management team (consisting of a chief executive officer, a chief financial officer and a chief nursing officer) has, on average, 39 years of collective hospital experience.

INDUSTRY BACKGROUND

     Hospital Management Industry. According to the Health Care Financing Administration ("HCFA"), in 1996 health care expenditures comprised approximately 13.6% of the United States Gross Domestic Product, or in excess of $1 trillion. During 1996, health care expenditures at hospitals accounted for approximately 34.6% or $358.5 billion, of total health care spending. In recent years, the hospital industry has experienced (i) advances in medical treatments and technologies that permit shorter inpatient stays, and (ii) cost containment pressures by Medicare, Medicaid, HMOs, PPOs and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. As a result, the average length of stay in the acute care hospital has dropped from approximately 7.6 days in 1981 to approximately 6.5 days in 1995. At the same time, occupancy has decreased from 77.9% in 1981 to 65.7% in 1995. In addition, cost containment pressures have led to the development of alternative delivery sites, including skilled nursing facilities, home health programs, outpatient surgery and emergency and diagnostic centers. To remain competitive, many hospitals have become more vertically integrated through the introduction of various ancillary and outpatient services. As a result, average hospital outpatient visits have grown at an increasing rate. In 1981, hospital outpatient visits increased over the prior year by 0.9% and in 1995 increased over the prior year by 6.5%.

     Non-Urban Health Care Market. According to the American Hospital Association, in 1996 there were approximately 2,226 non-urban hospitals in the United States, over 2,035 of which were controlled by not-for-profit or governmental entities. The Company believes non-urban hospitals are attractive acquisition candidates for several reasons. Non-urban service areas have smaller populations and are generally served by only one or two hospitals, resulting in less competition. The relative dominance of acute care hospitals in these smaller markets may also limit the entry of competitive alternate site providers such as outpatient surgery, rehabilitation or diagnostic imaging. The Company believes, in general, the demographic characteristics and the relative negotiating leverage of the local hospital also make such markets less attractive to HMOs and other managed care payors. In addition, the Company believes non-urban communities are often characterized by high levels of patient, physician and community loyalty that fosters cooperative relationships among the local hospital, physicians, patients and employers. Although the Company focuses primarily on non-urban hospitals, the Company has acquired and may in the future acquire hospitals that are not located in non-urban communities, but which nevertheless provide purchase opportunities that are attractive to the Company.

     Although the characteristics of the non-urban health care market present a number of opportunities, hospitals in such markets have been under considerable pressure. In recent years, hospitals have been required to operate within the reimbursement limitations imposed by the Medicare and Medicaid programs and private insurance companies, while the cost of health care has increased significantly. Non-urban hospitals have often experienced this pressure more intensely. Frequently, non-urban hospitals are owned and operated by not-for-profit and governmental entities that may have limited access to the capital required to keep pace with advances in medical technology and to make needed capital improvements. Such hospitals also may lack certain specialized management resources to enable the hospital to control its operating expenses, recruit and retain physicians and expand health care services. Collectively, these factors frequently lead to poor operating performance, a decline in the number of services offered, dissatisfaction by the community and physicians and concerns about quality of care. As a result, patients migrate to, or are referred by local physicians to, hospitals in larger urban markets. Patient out-migration further increases the financial pressure on physicians and hospitals within these markets, thereby limiting their ability to address the issues which have led to these pressures.

BUSINESS STRATEGY

     The Company's objective is to grow its business and to be a leading provider of quality, cost-effective health care in the communities it serves through the following strategies:

          Acquire Hospitals in Select Markets. The Company intends to acquire non-urban hospitals that are or can be positioned as the focal point of a community's health care delivery system and that present the opportunity to improve financial performance and local market share. The ideal market has a stable or growing population base and favorable demographics that support or require additional health care services. The Company intends to acquire two to three hospitals per year and estimates that over 1,000 hospitals meet its acquisition criteria. See "-- Acquisition Program."

          Improve Operating Efficiencies. Following the acquisition of a hospital, the Company implements an operating plan tailored to the facility and its community. The local management team, with support from the corporate office, seeks to improve financial performance by: (i) implementing expense controls; (ii) proactively managing staffing levels based on patient volume and acuity; (iii) reducing supply costs by leveraging the Company's supply arrangements and renegotiating or terminating vendor contracts; and (iv) improving admissions, billing and collection procedures.

          Recruit Additional Physicians. The Company believes recruiting physicians is a key to expanding services offered and improving quality of care. As the primary decision maker in the delivery of health care, the physician is an important resource in directing patients to the Company's hospitals, providing high quality health care and building relationships between the community and the Company's hospitals. Prior to the acquisition of a hospital, the Company evaluates the needs of the community for additional primary care and specialty physicians. The Company then works with the local hospital board, management and medical staff to define further the physicians needed and assists the local management team in identifying and recruiting specific physicians to meet those needs.

          Expand Services Offered. By expanding its service capabilities, the Company seeks to limit out-migration, increase local market share and generally capture a greater proportion of health care expenditures made by the communities. In addition, by providing a broader range of services, the Company believes it can treat higher acuity patients, thereby further increasing hospital revenues and profitability. These services may include specialty inpatient services, outpatient services, occupational medicine and rehabilitation. As part of developing a community health care delivery system, the Company's hospitals also operate satellite clinics. The Company also utilizes various mobile technologies to provide, on a cost-effective basis, services otherwise available only at larger, urban facilities.

          Develop or Join Health Care Networks. In markets where appropriate, the Company seeks to develop or join networks of providers with an emphasis on primary care physicians. Such networks are increasingly important for directing patients to particular health care providers. Further, these networks help to position the Company's hospitals as the focal points of their respective community's health care delivery system. Additionally, the Company seeks affiliations with regional tertiary care providers in order to access services not provided by the Company's hospitals.

          Implement Standardized Information System. The delivery of high quality and cost-effective health care depends to an increasing extent on an effective clinical, financial and administrative information system. The Company is presently installing an integrated management information system designed for small and mid-size hospitals. The conversion of each hospital will provide the Company's corporate office and hospital management teams with standardized and integrated clinical, financial and administrative information. Management believes this new system will allow the Company to manage better all aspects of its business. The Company plans to have converted all of its existing hospitals to this system by March 1999 and will continue to convert the systems of new hospitals as acquired.

ACQUISITION PROGRAM

     In evaluating acquisition candidates, the Company develops an action plan that provides a framework for identifying opportunities to enhance the hospital's operating and financial performance while improving the quality of care. The Company also evaluates the market to determine competitive dynamics and the potential for revenue growth, including demographic characteristics and opportunities to capture additional health care expenditures. Acquisition candidates targeted by the Company: (i) are typically located in non-urban markets that exhibit favorable demographic trends and a population base sufficient to support such a facility; (ii) provide opportunities to increase revenue, profitability, market share and improve quality of service; (iii) are or can be positioned as the focal point of a community's health delivery system; and (iv) can be acquired at acceptable multiples of net revenue and EBITDA which are consistent with the Company's investment criteria.

     In addition to responding to requests for proposals from entities that are seeking to sell or lease hospitals, the Company proactively identifies potential acquisition targets. The Company's senior management and development officers utilize their extensive contacts within the industry to develop attractive acquisition opportunities. The Company also screens acquisition candidates utilizing databases which provide details regarding hospital operating statistics, market demographics and the competitive environment. The Company further evaluates the potential to recruit physicians to target markets and state certificate of need requirements. Once it is determined that a specific hospital meets the Company's investment criteria, management contacts hospital owners, community boards and administrators to introduce the Company and to discuss the benefits to the community of a possible acquisition by the Company.

     The Company believes it typically takes six to nine months to consummate an acquisition after a hospital owner accepts an offer in principle. Prior to entering into a definitive purchase agreement, the Company undertakes a thorough due diligence process to review the target's operations and management. During this process, the Company reviews operating trends, opportunities for improvements, Medicare/Medicaid reimbursement, purchasing, fraud and abuse compliance, litigation, capital requirements, environmental issues, and interviews the local management teams. Based on its findings during the due diligence review, the Company develops the action plan for improving the hospital's operating and financial performance. The Company works closely with community decision-makers in order to enhance both the community's understanding of the Company's operating capabilities as well as the Company's understanding of the Community's needs.

     During the acquisition process, the Company has negotiated and attempts to negotiate specific indemnification provisions with the sellers of each of its acquired hospitals on a case-by-case basis. Typically the Company seeks indemnification from the prior owners for all liabilities arising from action or inaction prior to the closing of the acquisition. The Company believes this case-by-case negotiation is the standard practice in the industry, and as the industry continues to compete for acquisitions, such competition could lower the amount of indemnification the Company may be able to negotiate in the future.

HOSPITAL OPERATIONS

     Following the acquisition of a hospital, the Company implements a 30-, 60-, 90-day action plan that it began developing during its due diligence review. Additionally, during the first 90 days, a more comprehensive analysis is completed to identify longer-term opportunities. The Company works in concert with hospital management to formulate a "strategic blueprint" designed to capitalize on these opportunities. Hospital management is responsible for the implementation of the blueprint. The Company's senior management meets with local managers monthly to review the hospital's performance versus a new operating budget. Management meets annually to reassess opportunities and reformulate strategic blueprints.

     Each hospital management team is comprised of a chief executive officer, chief financial officer and chief nursing officer. The quality of the local hospital management team is critical to the hospital's success. During the due diligence process, the Company reviews the performance and abilities of existing members of the hospital's management teams and replaces or supplements members as necessary. The Company believes that its network of contacts assists it in locating and hiring qualified hospital managerial talent. The Company has implemented a hospital management compensation program based upon the achievement of the financial and clinical goals set forth in the operating plan. The Company also generally grants members of each local management team stock options as an additional incentive. Currently, the three-person hospital management teams have, on average, approximately 39 years of collective hospital operating experience. See "Risk Factors -- Dependence on Management."

     While the hospital management team is responsible for the day-to-day operations of the hospitals, the Company's corporate staff provides support services to each hospital, including purchasing, corporate compliance, reimbursement advice, standardized information systems, human resources, accounting, cash management, tax and insurance support. Financial controls are maintained through utilization of standardized policies and procedures which will be supported by a company-wide management information system. The Company promotes communication among its hospitals and with the corporate office through a wide area network and video conferencing so that local expertise and improvements can be readily shared, additional training can be performed, and new policies and procedures can be implemented.

     As part of the Company's efforts to improve access to quality health care, the Company evaluates the needs of the community and adds appropriate services at its hospitals. Services added may include specialty inpatient services, such as cardiology, geriatric psychiatry, rehabilitation and subacute care, and outpatient services such as same-day surgery, imaging, occupational medicine and physical therapy. Management believes quality emergency services and OB/GYN services are particularly important because they are typically the most visible services provided to the community. The Company also makes capital investments in technology and facilities, where appropriate, in order to increase the quality and breadth of services available to the community. These capital investments are undertaken on a project-by-project basis and must meet financial benchmarks. The Company believes these added services improve access to health care and the hospitals' reputation in each community and will in turn increase patient volume and revenue.

     In order to add new services which meet the needs of the community, the Company's corporate staff assists the hospital management team in identifying and recruiting physicians to the hospital's medical staff. The majority of physicians who relocate their practices to the communities served by the Company's hospitals are identified by local management and the medical staff. The Company supplements these efforts with independent recruiting firms. When recruiting a physician who is new to the community, the Company generally enters into a contract to guarantee the physician a minimum level of income during a limited initial period and assists the physician with his or her transition to the community. The Company generally requires the physician to repay some or all of the amounts expended for such assistance in the event the physician leaves the community prior to the expiration of the contract. The Company generally does not employ physicians. See "Risk Factors -- Dependence on Physicians and Other Health Care Professionals" and "-- Health Care Regulation."

     In markets where appropriate, the Company seeks to develop or join networks of providers with an emphasis on primary care physicians in order to be attractive to managed care payors, self insured employers and various government sponsored programs. Further, these networks help to position the Company's hospitals as the focal point of their respective community's health care delivery system. Regardless of other network development activity, the Company seeks affiliations with regional tertiary care providers to access services not offered by the Company's hospitals. Further, these alliances help enhance the image of the Company's hospitals. The Company currently has two affiliation agreements with tertiary provider hospitals for the purposes of accessing tertiary services, managed care, departmental consultants, physician specialists, and continuing medical education and enhancing physician recruitment. One agreement is with East Texas Medical Center Regional Healthcare System in Tyler, Texas and has a term of five years from January 1998, but either party can terminate upon ninety days written notice. The second agreement is with BJC Health System in St. Louis, Missouri and has a term of three years from July 1998 but either party can terminate at any time upon ninety days written notice.

HOSPITALS

  GENERAL

     The Company currently operates eight acute care hospitals with 1,032 licensed beds located in Iowa, Missouri, Oregon, Tennessee, Texas and Wyoming and has entered into a definitive agreement to purchase another hospital in Washington State with 160 licensed beds. See "Risk Factors -- Risks of Acquisition Strategy -- Pending Acquisition."

     The Company's hospitals offer a wide range of inpatient medical services, such as surgical procedures, intensive care, laboratory, imaging and emergency services, as well as outpatient services, such as same-day surgery, laboratory, imaging, occupational medicine and physical therapy. Some of the Company's hospitals provide, where cost effective, certain other services, including adolescent and geriatric psychiatry, rehabilitation, OB/GYN, orthopedics, chemical dependency, skilled nursing and home health services. The Company's hospitals do not provide highly specialized surgical services, such as organ transplants and open heart surgery, and are not engaged in extensive medical research or educational programs, although two of the hospitals have family practice residency programs. The Company's hospitals are generally involved in the local community through various activities such as participation in health fairs and sponsorship of educational programs.

     The following table sets forth certain information with respect to each of the Company's hospitals:

                                                                DATE OF     LICENSED
                          HOSPITAL                            ACQUISITION     BEDS     OWNED/LEASED
Doctors Hospital
  Wentzville, MO............................................   8/1/96          94         owned
Memorial Hospital of Center
  Center, TX................................................   5/1/97          54         owned
Delta Medical Center -- Memphis
  Memphis, TN...............................................   5/16/97        243         owned
Dolly Vinsant Memorial Hospital
  San Benito, TX............................................   8/1/97          81         owned
Davenport Medical Center
  Davenport, IA.............................................   1/31/98        149         owned
Lander Valley Medical Center(1)
  Lander, WY................................................   1/31/98        102         leased
Woodland Park Hospital(2)
  Portland, OR..............................................   1/31/98        209         leased
Eastmoreland Hospital
  Portland, OR..............................................   1/31/98        100         owned
Puget Sound Hospital(3)
  Tacoma, WA................................................   pending        160      to be owned

------------------------------

(1) The Lander Valley Medical Center is subject to a ground lease from the City of Lander, Wyoming which expires December 31, 2073, with no option to renew. The current annual rent is $8,415. The Company is responsible for paying real estate taxes assessed against the buildings, personal property taxes and license taxes.

(2) Woodland Park Hospital is leased pursuant to a lease which expires December 31, 2029 with no option to renew. The current rental is $27,295 per month with a 3% annual increase each January 1. The Company is responsible for paying all operating expenses including all real and personal property taxes and assessments, insurance utilities and repair costs.

(3) The Company has entered into a definitive agreement to purchase the assets of Puget Sound Hospital for $25.0 million. There can be no assurance that the acquisition will be consummated.

  HOSPITAL DESCRIPTIONS

     Doctors Hospital is a 94-bed acute care hospital located in Wentzville, Missouri, approximately 40 miles west of St. Louis, which serves a population base of approximately 150,000. The hospital's 43-acre campus includes a medical office building and is located approximately five miles from the nearest hospital. The hospital offers a range of services that includes acute inpatient and outpatient care, surgery, intensive care, emergency, OB/GYN, imaging, laboratory, geriatric psychiatry, skilled nursing, occupational medicine and home health services. The medical staff of over 140 physicians provides primary care services and specialty services such as cardiology, neurology, urology and orthopedics.

     Since being purchased by the Company, the hospital has opened an eight-bed geriatric psychiatric unit, and has recruited to the hospital five physicians and a local, established emergency physician group. In response to the significant residential development that has attracted first-time home buyers to the surrounding area, the hospital has also recruited two obstetricians who will begin practice in August 1998.

     Memorial Hospital of Center is a 54-bed acute care hospital located in eastern Texas, 50 miles southwest of Shreveport, Louisiana, is the only hospital located in Shelby County and serves a population base of approximately 23,000. The hospital is situated on a 17-acre campus, approximately 20 miles from the nearest hospital. Memorial Hospital offers a range of services, that includes acute inpatient and outpatient care, surgery, emergency, OB/GYN, imaging, laboratory, skilled nursing and home health services. The medical staff of over 30 physicians provides primary care services and consulting services for audiology, urology, orthopedics, and ophthalmology. The hospital has the only trauma designated emergency services department in an eight county area.

     Since being purchased by the Company, the hospital has recruited one primary care physician, expanded physical therapy services and added occupational and speech therapies. Emergency department coverage has been improved through a new physician staffing company agreement. In addition, the hospital is adding a new radiology and fluoroscopy suite that is scheduled for completion in August 1998. As part of its ongoing efforts to reduce out-migration, the hospital is redecorating and updating the patient rooms and improving the hospital's appearance in general.

     Delta Medical Center -- Memphis is a 243-bed acute care hospital located in southeast Memphis, serves a population base of approximately 300,000, and draws patients from rural Mississippi and Arkansas. The hospital is on a 20-acre campus that includes a 110,000 square foot medical office building and is located approximately five miles from the nearest hospital. The hospital offers a range of services that includes acute inpatient and outpatient care, surgery, intensive care, emergency, imaging, laboratory, geriatric and adolescent psychiatry, chemical dependency and occupational medicine services. The medical staff of over 350 physicians provides primary care services and specialty services such as cardiology, neurology, urology and orthopedics. Delta Medical Center -- Memphis operates Total Care, a hospital-based PPO, that enhances the ability of the hospital to access managed care patients.

     Since being purchased by the Company, the hospital has been granted separate certificates of need for an 18-bed skilled nursing unit and a ten-bed physical rehabilitation unit. Both are expected to be in operation by April 1999. In addition, the hospital has recruited an orthopedic surgeon, an oncologist and a neurologist during the past year.

     Dolly Vinsant Memorial Hospital is an 81-bed acute care hospital in San Benito, Texas serving a population base of approximately 50,000. The hospital is located in the southernmost county of Texas on a seven-acre campus and is six miles from the nearest hospital. Dolly Vinsant offers a range of services that includes acute inpatient and outpatient care, surgery, emergency, imaging, laboratory and home health services. The medical staff of over 160 physicians provides primary care services and specialty services such as urology, orthopedics, ophthalmology, and general surgery.

     Since being purchased by the Company, the hospital has recruited an orthopedic surgeon and has begun providing arthroscopic surgery services. The hospital plans to add a three-bed special care unit, one additional operating room (bringing the total to three), and OB/GYN services to meet the needs of the community.

     Davenport Medical Center is an 149-bed acute care facility located in Davenport, Iowa, one of the Quad cities and serves a population base of approximately 150,000. The hospital and its medical office building are located on an 18-acre campus and is approximately two miles from the nearest hospital. The hospital offers a range of services that includes acute inpatient and outpatient care, surgery, intensive care, emergency, OB/GYN, imaging, laboratory, and skilled nursing services. The medical staff of approximately 220 physicians provides primary care services and specialty services such as urology, orthopedics and pulmonology. The hospital participates in a residency program for osteopathic physicians and opened an eleven-bed skilled nursing unit in January 1998.

     Since being purchased by the Company, the hospital has successfully recruited a primary care physician and a cardiologist who will begin practice in August 1998.

     Lander Valley Medical Center is an 102-bed acute care hospital located in Lander, Wyoming, approximately 120 miles west of Casper and approximately 180 miles southeast of Jackson. The hospital serves a population base of approximately 17,000 and is located on a 25-acre campus approximately 27 miles from the nearest hospital. The hospital offers a range of services that includes acute inpatient and outpatient care, surgery, intensive care, emergency, OB/GYN, imaging, laboratory, geriatric and adolescent psychiatry, skilled nursing and home health services. The medical staff of over 40 physicians provides primary care services as well as specialty services such as orthopedics, urology, ophthalmology, and general surgery.

     The hospital has recruited a child psychiatrist and is actively recruiting an OB/GYN, a urologist and an ophthalmologist.

     Woodland Park Hospital is a 209-bed acute care neighborhood hospital located in the northeastern Portland, Oregon area, serving a population base of approximately 150,000. The hospital and its attached medical office building are located on a six-acre campus approximately three miles from the nearest hospital. The hospital offers a range of services that includes acute inpatient and outpatient care, surgery, intensive care, emergency services, OB/GYN, imaging, laboratory, geriatric and adolescent psychiatry and occupational medicine services. Home health services are provided in partnership with Eastmoreland Hospital. The medical staff of over 190 physicians provides primary care services and specialty services such as orthopedics, plastic surgery, ophthalmology, and general surgery.

     Since being purchased by the Company, the hospital opened its adolescent psychiatric unit. Two physicians will also be joining the medical staff by September 1998, including an OB/GYN and an orthopedic surgeon. The hospital also intends to expand its geriatric psychiatric services.

     Eastmoreland Hospital is an 100-bed acute care neighborhood hospital located in the southeast Portland, Oregon area, serving a population base of approximately 175,000. The hospital is located on a six-acre campus with five medical office buildings on or adjacent to the campus and is approximately four miles from the nearest hospital. The hospital offers a range of services that includes acute inpatient and outpatient care, surgery, intensive care, emergency, imaging, laboratory, rehabilitation, geriatric psychiatry and occupational medicine services. The hospital also has a residency program for osteopathic physicians. Home health services are provided in partnership with Woodland Park Hospital. The medical staff of over 30 physicians provides primary care services and specialty services such as orthopedic surgery, plastic surgery, ophthalmology, otolaryngology, gynecology, and general surgery.

     Since being purchased by the Company, the hospital has recruited a gynecologist who will be joining the medical staff by September 1998.

  PENDING ACQUISITION

     Puget Sound Hospital is an 160-bed acute care hospital located in Tacoma, Washington that serves a population base of approximately 360,000. On December 22, 1997, the Company entered into a definitive purchase agreement to acquire substantially all of the assets of Puget Sound Hospital, which is pending closing. The hospital is located on a five-acre campus approximately twelve miles from the nearest hospital. The hospital provides a range of services that includes acute inpatient and outpatient care, surgery, intensive care, emergency, imaging, laboratory, geriatric and adolescent psychiatry and chemical dependency treatment. The medical staff of over 85 physicians provides primary care services and specialty services such as orthopedics, ophthalmology, urology, podiatry and general surgery. See "Risk Factors -- Risks of Acquisition Strategy -- Pending Acquisition" and "-- Environmental Regulation."

  OPERATING STATISTICS

     The following table sets forth certain operating statistics for the Company's hospitals for each of the periods presented. The data for the periods presented are not strictly comparable due to the significant effect that acquisitions have had on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         YEAR ENDED           THREE MONTHS
                                                         MARCH 31,           ENDED JUNE 30,
                                                     ------------------    ------------------
                                                      1997       1998       1997       1998
Hospitals owned or leased (at end of period).......        1          8          3          8
Licensed beds (at end of period)...................       94      1,032        391      1,032
Beds in service (at end of period).................       94        697        303        697
Occupancy rate (% of licensed beds)(1).............     14.1%      12.2%      18.4%      21.0%
Occupancy rate (% of beds in service)(2)...........     14.1%      18.0%      23.7%      31.1%
Admissions.........................................    1,086      7,790      1,056      3,664
Adjusted admissions(3).............................    2,335     13,594      1,768      6,450
Emergency visits...................................    4,965     36,566      5,124     19,019
Surgeries..........................................    1,078      4,630        609      2,324
Average length of stay (days)(4)...................      4.5        5.9       6.19       5.38
Patient days.......................................    4,854     45,782      6,533     19,716
Adjusted patient days(5)...........................    9,951     75,852     10,940     34,709
Net patient service revenue (in thousands).........  $10,737    $73,725    $ 9,638    $34,856
Gross outpatient service revenue (in thousands)....  $ 8,857    $42,658    $17,816    $56,559

------------------------------

(1) Percentages are calculated by dividing average daily census by average licensed beds.

(2) Percentages are calculated by dividing average daily census by average beds in service.

(3) Adjusted admissions are calculated as admissions for the period multiplied by the ratio obtained by dividing gross patient service revenue by gross inpatient service revenue.

(4) Average length of stay is calculated as the number of patient days divided by the number of admissions.

(5) Adjusted patient days have been calculated based on a revenue-based formula (multiplying actual patient days by the sum of gross inpatient revenue and gross outpatient revenue and dividing the result by gross inpatient revenue for each hospital) to reflect an approximation of the volume of service provided to inpatients and outpatients by converting total patient revenues to equivalent patient days.

  SOURCES OF REVENUE


     The Company receives payments for patient care from private insurance carriers, federal Medicare programs for elderly and disabled patients, state Medicaid programs, Indian Health Services ("IHS"), HMOs, the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS"), employers and patients directly.


     The following table sets forth the percentage of gross patient revenue of the Company's hospitals from various payors for the periods indicated:

                                                     YEAR ENDED        THREE MONTHS ENDED
                                                     MARCH 31,              JUNE 30,
                                                 ------------------    ------------------
                                                 1997(1)    1998(1)    1997(1)    1998(1)
Medicare.......................................   49.0%      51.5%      41.7%      40.2%
Medicaid.......................................   20.0       18.4       17.0       16.2
Private and other sources......................   31.0       30.1       41.3       43.6

------------------------------

(1) The data for the periods presented are not strictly comparable due to the significant effect that acquisitions have had on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  QUALITY ASSURANCE

     The Company's hospitals implement quality assurance procedures to help ensure quality care. Each hospital has clinical department review committees comprised of medical staff members that supervise individuals and are responsible for the quality of medical care provided in their respective department. In addition, each hospital has a medical advisory committee comprised of physicians which review the professional credentials of physicians applying for medical staff privileges at the hospital. Medical advisory committees also review and monitor surgical outcomes along with procedures performed and the quality of the logistical, medical and technological support provided to physicians. Further, the board of trustees of the hospital reviews the actions and patient outcomes of the medical staff. The Company periodically surveys patients either during their stay at the hospital or subsequently by mail or telephone to identify potential areas for improvement. All of the Company's hospitals are accredited by either JCAHO or AOA or both.

  REGULATORY COMPLIANCE PROGRAM

     With the help of a consulting firm, the Company has developed and implemented a corporate-wide compliance program. The Company's compliance program focuses on various areas of regulatory compliance, including physician recruitment, reimbursement and cost reporting practices and laboratory and home health care operations. Mr. McLendon currently serves as the Corporate Compliance Officer and, together with an executive compliance committee, monitors adherence to the compliance program. This consulting firm has conducted training programs on the Company's corporate compliance program at all of the Company's hospitals and has been retained to provide ongoing training. The compliance program includes a 24-hour reporting hotline to encourage employees and others to report any potential compliance issues. The Company also conducts substantial due diligence on each hospital prior to its acquisition regarding such hospital's regulatory compliance. See "Risk Factors -- Health Care Industry Investigations" and "-- Health Care Regulation."

MANAGEMENT INFORMATION SYSTEM

     The Company relies on the functionality, accuracy, reliability and proper use of its management information system. Historically, each of the Company's hospitals has operated under its own stand-alone systems. On certain occasions, the Company has experienced difficulties with such systems. For example, in November 1997, the information system at Delta Medical Center -- Memphis failed, which prevented the Company from accessing certain data and required the Company to maintain manual records for approximately six weeks until the system and such data could be restored. In addition, having different systems throughout its hospitals has made the collection and standardization of financial and clinical data more difficult. The Company has recently entered into an agreement with HMS to license its HMS Monitor System, which the Company believes, based on representations and warranties made by HMS in the agreement, will be a Year 2000 compliant, fully-integrated financial, clinical and administrative management information system. The Company believes this system will enable it to monitor, on a cost-effective basis, the operations of its hospitals and allow it to generate consistent data at each of its hospitals. See "Risk Factors -- MIS Conversion."

     The new system provides a full platform of software, including patient accounting, billing and collection, materials management, payroll/personnel system, accounts payable, fixed assets, general ledger, DRG/case mix management and medical records. The Company is in the process of converting all of its current hospitals to this management information system and plans to have all hospitals converted by March 1999. The license agreement allows for additional hospitals to be added onto the network and provides that in the event HMS discontinues the maintenance and support of the software (and certain other events), the Company will be entitled to a perpetual license to the source code for the software including all updates and modifications.

     In addition, the Company has linked all of its hospitals to each other and to corporate headquarters through a wide area network and video conferencing equipment. These tools promote communication among its hospitals so that local expertise and improvements can be readily shared, additional training can be performed and new policies and procedures can be implemented.

COMPETITION

  MEDICAL SERVICES

     The primary bases of competition among hospitals are the quality and scope of medical services, location, strength of referral network, appearance of the facility and, to a lesser extent, price. The Company's hospitals compete with other hospitals, some of which may be more established, better equipped, offer a wider range of services or have financial resources greater than those of the Company. In addition, certain of these competing hospitals are owned by tax-supported government agencies or by tax-exempt, not-for-profit corporations that may be supported by endowments and charitable contributions and can finance capital expenditures on a tax-exempt basis. Those hospitals located in non-urban areas generally face less competition in their immediate patient service areas for the delivery of general acute care services than would be expected in larger communities. However, even in areas where the Company's hospitals are the only provider of health care services, such hospitals continue to face competition from larger tertiary care centers that attract patients for certain services either not offered or perceived to be inferior at the local hospital, thereby contributing to out-migration.

  ACQUISITIONS

     The Company believes that recently, there has been increased competition for hospital acquisitions among for-profit hospital companies as well as not-for-profit entities. Some of the Company's competitors have greater financial and other resources than the Company and larger development staffs focused on identifying and completing acquisitions. Increased competition for the acquisition of acute care hospitals targeted by the Company could have an adverse impact on the Company's ability to acquire such hospitals on favorable terms or at a pace consistent with its objectives.

EMPLOYEES AND MEDICAL STAFF

     As of June 22, 1998, the Company had 1,723 "full-time equivalent" employees, 19 of whom were corporate headquarters personnel. The remaining employees, most of whom are nurses, other clinical, dietary, housekeeping and office personnel, work at the Company's hospitals. A total of 329 of the employees of Davenport Medical Center and Puget Sound Hospital (a pending acquisition) are covered by collective bargaining agreements. The Company considers relations with its employees to be good.

     The Company typically does not employ physicians and, as of June 30, 1998, the Company employed only ten practicing physicians. Of these ten physicians, nine were inherited pursuant to the Company's acquisitions and the remaining employed physician was recruited to join an outpatient clinic. All ten employed physicians work at outpatient clinics operated by the Company. Certain of the Company's hospital services, including emergency room coverage, radiology, pathology and anesthesiology services, may be provided through independent contractor arrangements with physicians or contracts with companies specializing in providing such services.

GOVERNMENT REIMBURSEMENT

     Medicare payments for general hospital inpatient care are based on a prospective payment system ("PPS"). Under the PPS, a hospital receives a fixed amount for operating costs based on the established fixed payment amount per discharge for categories of hospital treatment, commonly known as a diagnosis related group ("DRG"), for each Medicare inpatient. DRG payments do not consider a specific hospital's costs, but are adjusted for area wage differentials. Psychiatric services, long-term care, rehabilitation, pediatric services and certain designated research hospitals, and distinct parts of rehabilitation and psychiatric units within hospitals, are currently exempt from PPS and are reimbursed on a cost-based system, subject to specific reimbursement caps. While skilled nursing facilities and units are currently exempt from PPS, beginning, with cost report periods beginning on or after July 1, 1998, a new system of PPS will be implemented for such facilities and units. For the year ended March 31, 1998, the Company had only 10 units, 4 of which are skilled nursing units, that were exempt from PPS.

     For several years, the percentage increases to the DRG rates have been lower than the percentage increases in the cost of goods and services purchased by general hospitals. The index used to adjust the DRG rates is based on the cost of goods and services purchased by hospitals as well as those purchased by non-hospitals (the "Market Basket"). The historical Market Basket rates of increase were 1.5% and 2.0% for federal fiscal years 1996 and 1997, respectively, and the Market Basket may be subject to further adjustment from year to year. The Company anticipates that future legislation may decrease the future rate of increase for DRG payments, but is unable to predict the amount of the final reduction.

     The Company anticipates that future legislation may reduce the aggregate reimbursement received, but is unable to predict the amount of the final reduction.

     Each state has its own Medicaid program that is funded jointly by the state and federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of their citizens. As a result, each state Medicaid plan has its own payment formula and recipient eligibility criteria.

     In recent years, changes in Medicare and Medicaid programs have resulted in limitations on, and reduced levels of, payment and reimbursement for a substantial portion of hospital procedures and costs. Congress recently enacted the Balanced Budget Act of 1997, which establishes a plan to balance the federal budget by fiscal year 2002, and includes significant additional reductions in spending levels for the Medicare and Medicaid programs.

     The Medicare, Medicaid, CHAMPUS and other governmental programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payment to facilities. The final determination of amounts earned under the programs often requires many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. Management believes adequate provision has been made for such adjustments. Until final adjustment, however, significant issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

HEALTH CARE REFORM, REGULATION AND LICENSING

  CERTAIN BACKGROUND INFORMATION

     Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Medicare, Medicaid, and other public and private hospital cost-containment programs, proposals to limit health care spending, proposals to limit prices and industry competitive factors are among the many factors which are highly significant to the health care industry. In addition, the health care industry is governed by a framework of federal and state laws, rules and regulations that are extremely complex and for which the industry has the benefit of only limited regulatory or judicial interpretation. Although the Company believes it is in compliance in all material respects with such laws, rules and regulations, if a determination is made that the Company was in violation of such laws, rules or regulations, its business, financial condition and results of operations could be materially adversely affected.

     There continue to be federal and state proposals that would, and actions that do, impose more limitations on government and private payments to providers such as the Company and proposals to increase co-payments and deductibles required to be paid by patients. The Company's facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. Such controls, including what is commonly referred to as "utilization review," have resulted in fewer of certain treatments and procedures being performed. Utilization review entails the review of the admission and course of treatment of a patient by a third party. Utilization review by third-party peer review organizations ("PROs") is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties is also required under many managed care arrangements.

     Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures and to make certain changes to private health care insurance. Various states have applied, or are considering applying, for a federal waiver from current Medicaid regulations to allow them to serve some of their Medicaid participants through managed care providers. These proposals also may attempt to include coverage for some people who presently are uninsured, and generally could have the effect of reducing payments to hospitals, physicians and other providers for the same level of service provided under Medicaid.

  CERTIFICATE OF NEED REQUIREMENTS

     Some states require approval under certificate of need laws for the purchase, construction, renovation and expansion of health care facilities and services. Certificates of need ("CON"), which are issued by governmental agencies with jurisdiction over health care facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity for services and certain other matters. A CON may also require a provider to commit to provide a certain level of uncompensated care. However, in Texas, where the Company operates two of its eight hospitals, and in Wyoming where the Company operates one hospital do not currently require certificates of need for hospital construction or changes in the mix of services. Tennessee requires a CON before the construction, development or establishment of any type of health care institution or where modifications require capital expenditure greater than $2.0 million, except in the case of a hospital. Tennessee also requires a CON when redistributing or increasing the number of licensed beds. Missouri requires a CON before offering or developing a new institutional health service within the state. Oregon requires CONs for new hospital, skilled nursing facility, or intermediate care service and substance abuse programs only. Iowa requires CON when offering a new institutional health service. Although to date the Company has been successful in obtaining CON's for needed projects, the Company is unable to predict whether it will be able to obtain any CON that may be necessary to accomplish its business objectives in any jurisdiction where such CONs are required.

  ANTI-KICKBACK AND SELF-REFERRAL REGULATIONS

     Sections of the Anti-Fraud and Abuse Amendments to the Social Security Act, commonly known as the "anti-kickback" statute (the "Anti-kickback Amendments"), prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by Medicare or other government programs. Sanctions for violating the Anti-kickback Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the U.S. Department of Health and Human Services has issued regulations that create Safe Harbors under the Anti-kickback Amendments. A given business arrangement which does not fall within a Safe Harbor is not per se illegal; however, business arrangements of health care service providers that fail to satisfy the applicable Safe Harbor criteria risk increased scrutiny by enforcement authorities. The "Health Insurance Portability and Accountability Act of 1996," which became effective January 1, 1997 broadened the scope of certain fraud and abuse laws, such as the Anti-kickback Amendments and certain related enforcement activities.

     The Company provides financial incentives to recruit physicians into the communities served by its hospitals, including loans and minimum revenue guarantees. No Safe Harbor for physician recruitment is currently in force. Although the Company is not subject to the Internal Revenue Service Revenue Rulings and related authority addressing recruitment activities by tax-exempt facilities, management believes such IRS authority tends to set the industry standard for acceptable recruitment activities. The Company believes its recruitment policies are being conducted in accordance with the IRS authority and industry practice. The Company also enters into certain leases with physicians and is a party to certain joint ventures with physicians. The Company also participates in a group purchasing joint venture. The Company believes these arrangements do not violate the Anti-kickback Amendments. There can be no assurance that regulatory authorities who enforce the Anti-kickback Amendments will not determine that the Company's physician recruiting activities, other physician arrangements, or group purchasing activities violate the Anti-kickback Amendments or other federal laws. Such a determination could subject the Company to liabilities under the Social Security

Act, including exclusion of the Company from participation in Medicare and Medicaid. See "Business -- Health Care Reform, Regulation and Licensing."

     The Company's operations necessarily involve financial relationships with physicians on the medical staff. Such arrangements include professional services agreements for services at its hospitals and physician recruitment incentives to encourage physicians to establish private practices in markets served by the Company's owned or leased hospitals. Although the Company believes these arrangements are lawful, no safe harbor provisions apply to physician recruitment arrangements not involving physician employment. Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect these arrangements.

     There is increasing scrutiny by law enforcement authorities, the Office of Inspector General ("OIG") of the Department of Health and Human Services ("HHS"), the courts, and Congress of arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals and opportunities. Investigators have also demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between health care providers and potential referral sources. Enforcement actions have increased, as evidenced by recent highly publicized enforcement investigations of certain hospital activities. Although, to its knowledge, the Company is not currently the subject of any investigation which is likely to have a material adverse effect on its business, financial condition or results of operations, there can be no assurance that the Company and its hospitals will not be the subject of investigations or inquiries in the future. See "Risk Factors -- Health Care Industry Investigations."

     In addition to investigations and enforcement actions initiated by governmental agencies, health care companies may also be the subject of qui tam actions brought under the False Claims Act by private individuals on behalf of the government. Furthermore, actions under the False Claims Act, commonly known as "whistleblower" lawsuits are generally filed under seal to allow the government adequate time to investigate and determine whether it will intervene in the action, and defendant health care providers are often without knowledge of such actions until the government has completed its investigation and the seal is lifted. Whistleblowers receive a portion of any amounts collected by the government in such actions as a reward for bringing the action to the government's attention.

     In addition, provisions of the Social Security Act restrict referrals by physicians of Medicare and other government-program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements (the "Stark Laws"). A person making a referral, or seeking payment for services referred, in violation of Stark would be subject to the following sanctions: (i) civil money penalties of up to $15,000 for each service; (ii) assessments equal to twice the dollar value for each service; and/or (iii) exclusion from participation in the Medicare Program and any other governmental reimbursement program. Further, if any physician or entity enters into an arrangement or scheme that the physician or entity knows or should know has the principal purpose of assuring referrals by the physician to a particular entity, and the physician directly made referrals to such entity, then such physician or entity could be subject to a civil money penalty of up to $100,000. Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. The Company's contracts with physicians on the medical staff of its hospitals and its participation in and development of joint ventures and other financial relationships with physicians could be adversely affected by these amendments and similar state enactments.

     The Company is unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework or in the interpretation of these laws, rules and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

  RECENT INVESTIGATIONS

     In April 1997, the DOJ, Eastern District of Texas, sent a demand letter to the Company's hospital in Center, Texas, alleging improper laboratory billing practices during periods prior to the Company's ownership of the hospital. The Company settled this claim for approximately $18,000, and recovered its settlement costs for this claim from the prior owner of the hospital pursuant to an indemnification agreement.

     In September 1997, the DOJ, Southern District of Texas, sent a demand letter to the Company's hospital in San Benito, Texas alleging improper laboratory billing for periods prior to the Company's ownership. The DOJ has offered to settle the claim for approximately $20,000. The Company will seek indemnification from prior owners for any liabilities with respect to this matter and such prior owners have acknowledged their responsibility.

     In November 1997, DOJ, Eastern District of Missouri, sent a demand letter to the Company's hospital in Wentzville, Missouri alleging improper laboratory billing practices from approximately 1991 to 1997. No lawsuit has been filed and the Company is engaged in discussions with representatives of the DOJ. If the Company incurs any liability with respect to this matter attributable to improper billing during periods prior to the Company's acquisition of the hospital, the Company will attempt to recover such losses pursuant to an indemnification agreement entered into as part of its purchase of the hospital. There can be no assurance that such indemnification will be adequate or that indemnification claims will be satisfied.

  ENVIRONMENTAL REGULATIONS

     The Company's health care operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. The Company's operations, as well as the Company's purchases and sales of facilities, are also subject to various other environmental laws, rules and regulations.

     Although the Company is not aware of any material environmental claims pending or threatened against its currently owned or operated hospitals, it is aware that certain environmental problems are present at Puget Sound Hospital, a hospital for which the Company has entered into a definitive purchase agreement. The seller is legally and financially responsible for the cleanup, its external environmental consultants completed a work plan for the removal of the contamination. New American does not intend to complete the acquisition until the seller has completed the removal of the contamination in accordance with a plan approved by the Washington State Department of Ecology.

  HEALTH CARE FACILITY LICENSING AND CERTIFICATION REQUIREMENTS

     The Company's health care facilities are subject to extensive federal, state and local legislation and regulation. In order to maintain their operating licenses and continue to be eligible for participation in the Medicare, Medicaid and other governmental programs, health care facilities must comply with strict standards concerning a variety of areas, including, but not limited to, medical care, written policies and procedures, record-keeping, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. The Company believes its health care facilities hold all material governmental approvals, licenses and permits. All licenses, provider numbers and other permits, certifications or approvals required to perform the Company's business operations are held by subsidiaries of the Company. Each of the Company's facilities is fully accredited by the Joint Commission on Accreditation of Health Care Organizations and/or the American Osteopathic Association.

  UTILIZATION REVIEW COMPLIANCE AND HOSPITAL GOVERNANCE

     The Company's health care facilities are subject to and comply with various forms of utilization review. In addition, under the Medicare prospective payment system, each state must have a PRO to carry out a federally mandated system of review of Medicare patient admissions, treatments and discharges in general hospital. Medical and surgical services and practices are extensively supervised by committees of staff doctors at each health care facility, are overseen by each health care facility's local governing board, the primary voting members of which are physicians and community members, and are reviewed by the Company's quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials and disciplining of medical staff members.

  GOVERNMENTAL DEVELOPMENTS REGARDING SALES OF NOT-FOR-PROFIT HOSPITALS

     In recent years, the legislatures and attorneys general of several states have shown a heightened level of interest in transactions involving the sale of non-profit hospitals. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit corporations sell a health care facility. Attorneys general in certain states have been especially active in evaluating these transactions. Although the Company has not yet been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty or prevent the completion of transactions with not-for-profit organizations in certain states in the future.

PROFESSIONAL LIABILITY

     As part of its business, the Company is subject to claims of liability for events occurring in the ordinary course of hospital operations. To cover these claims, the Company maintains professional malpractice liability insurance and general liability insurance in amounts which management believes to be sufficient for its operations, although some claims may exceed the scope of the coverage in effect. The Company also maintains umbrella coverage. At various times in the past, the cost of malpractice and other liability insurance has risen significantly. Therefore, there can be no assurance that adequate levels of such insurance will continue to be available at a reasonable price.

LEGAL PROCEEDINGS

     The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of contracts or for wrongful restriction of or interference with physician's staff privileges. In certain of these actions, plaintiffs request punitive or other damages that may not be covered by insurance. The Company is currently not a party to any proceeding which, in management's opinion, would have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                  NAME                     AGE                      POSITION
Robert M. Martin.........................  49       President, Chief Executive Officer and
                                                    Chairman of the Board of Directors
Dana C. McLendon, Jr.....................  55       Senior Vice President of Finance and
                                                    Administration, Secretary, Treasurer and
                                                    Director
Craig B. Watson..........................  51       Senior Vice President of Operations
Timothy S. Hill..........................  36       Vice President and Controller
Neil G. McLean...........................  49       Vice President of Acquisitions and
                                                    Development
Christopher W. Dux.......................  47       Regional Vice President
Richard H. Stowe (1)(2)..................  54       Director
James B. Hoover (2)......................  43       Director
David A. Jensen (1)......................  53       Director
Jeptha W. Dalston, Ph.D.(2)..............  67       Director
Paul B. Queally (1)(2)...................  34       Director

------------------------------

(1) Member of Compensation Committee.

(2) Member of Audit, Ethics and Quality Assurance Committee.

     Mr. Martin has served as the President, Chief Executive Officer and Chairman of the Board of Directors of the Company since its formation in 1995. From 1991 to 1995, Mr. Martin was Regional Vice President of the Eastern Region of HealthTrust, a region which included 17 hospitals in six states. From 1990 to 1991, Mr. Martin was Regional Vice President of HealthTrust Central Region, which included nine hospitals in two states. Mr. Martin holds a BA in business administration from Drury College, Springfield, Missouri and an MBA from Temple University, Philadelphia, Pennsylvania.

     Mr. McLendon has served as the Senior Vice President of Finance and Administration, Secretary, Treasurer and as a Director of the Company since its formation in 1995. From 1991 to 1995 he served as Director, and then Vice President -- Delivery System Integration at HealthTrust. Mr. McLendon was President and Chief Executive Officer of First American Bank from 1988 to 1990. Prior to 1988, Mr. McLendon held various positions with First Union National Bank, including Regional Executive Vice President. Mr. McLendon holds a BS in business administration and an MBA from the University of South Carolina.

     Mr. Watson has served as the Senior Vice President of Operations of the Company since its formation in 1995. From 1991 to 1995, he served as Chief Executive Officer of Gulf Coast Medical Center formerly a HealthTrust hospital. Mr. Watson served as Chief Executive Officer of a non-profit home health company from 1985 to 1991. Mr. Watson has an MBA in finance from the University of Houston and is a certified public accountant ("CPA").

     Mr. Hill has served as the Vice President and Controller of the Company since its formation in 1995. From 1987 to 1995, Mr. Hill was with HealthTrust, Inc., where he served in a variety of accounting, audit, reimbursement and financial positions. Mr. Hill served as Director of Financial Reporting for Columbia/HCA in 1995. Mr. Hill holds a BS in accounting from Tennessee Technological University and is a CPA.

     Mr. McLean has served as Vice President of Acquisitions and Development of the Company since January 1996. From November 1989 to January 1996, he served as Group Vice President for Quorum and was responsible for 13 managed hospitals in the states of Georgia and North Carolina. Mr. McLean has an MBA from Mercer University and is a CPA.

     Mr. Dux has served as Regional Vice President of the Company since May 1998. From June 1997 to May 1998 he served as Chief Executive Officer of Parkridge Medical Center, Chattanooga, Tennessee. From March 1992 until June 1997 he was the Chief Executive Officer of Pulaski Community Hospital, Pulaski, Virginia. Mr. Dux is a graduate of Belmont Abbey College and of the Duke Endowment Program for Hospital Administrators.

     Mr. Stowe has served as a director of the Company since January 1996. Since May 1979, he has been a general partner of WCAS and its predecessors. Mr. Stowe has served as a director of Health Management Systems, Inc. as well as several private companies since April 1979 and The Cerplex Group, Inc. since 1996.

     Mr. Hoover has served as a director of the Company since January 1996. Since June 1998, Mr. Hoover has been a managing member of Dauphin Capital Partners, a healthcare venture capital firm. Mr. Hoover was a general partner of WCAS from November 1992 to May 1998. Mr. Hoover has served as a director of Housecall Medical Resources, Inc. since June 1994, of Centennial Healthcare Corporation since January 1996 and U.S. Physical Therapy, Inc. since February 1993.

     Mr. Jensen has served as a director of the Company since September 1996. Since December 1996, Mr. Jensen has been President and Chief Executive Officer of Blue Cross and Blue Shield of New Hampshire. Mr. Jensen served as Acting Chief Executive Officer of the Foundation for Informed Medical Decision Making from August 1994 to November 1996; and President of Healthsource Management, Inc., a subsidiary of an HMO company, from January 1991 to May 1994. Mr. Jensen is also a director of the Business and Industry Association of New Hampshire.

     Mr. Dalston has served as a director of the Company since September 1996. From 1993 to 1996 he served as a director of the University of Houston Graduate Program in Health Administration. Mr. Dalston has been a professor and member of the faculty since 1993. Since 1993, Mr. Dalston has served as President and Chief Executive Officer of Health Exec, Inc.

     Mr. Queally has served as a director of the Company since January 1998. Since February 1996 he has been a general partner of WCAS. Mr. Queally joined the Sprout Group in September 1986 holding various positions, most recently a general partner until February 1996. Since 1995, Mr. Queally has served as a director for Concentra Managed Care, Inc., a managed workers compensation company.

STAGGERED BOARD

     After the Reincorporation, the Board of Directors will be divided into three classes. The Class 1 directors' initial term will expire at the 1999 annual meeting of stockholders, the Class 2 directors' initial term will expire at the 2000 annual meeting of stockholders and the Class 3 directors' initial term will expire at the 2001 annual meeting of stockholders. After the initial term, each class will serve for a three-year term. The initial Class 1 directors will be: Mr. Dalston, Mr. Hoover and Mr. Jensen. The initial Class 2 directors will be: Mr. Queally and Mr. Stowe. The initial Class 3 directors will be: Mr. McLendon and Mr. Martin.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors currently has two committees: the Audit, Ethics and Quality Assurance Committee and the Compensation Committee. The Compensation Committee makes recommendations concerning salaries and incentive compensation for executives of the Company. Mr. Stowe is the chairman of the Compensation Committee, which also includes Mr. Jensen and Mr. Queally. The Audit, Ethics and Quality Assurance Committee reviews and approves the annual report of the Company's independent auditors and monitors adherence to the Company's compliance program. Mr. Queally is the chairman of the Compliance, Audit and Ethics Committee, which also includes Mr. Dalston, Mr. Hoover and Mr. Stowe.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee is currently composed of Mr. Stowe, Mr. Jensen and Mr. Queally. No executive officer of the Company serves as a member of the compensation committee or as a director of any other entity whose executive officer(s) serves as a director of the Company.

DIRECTOR COMPENSATION

     Directors of the Company who are employees of the Company or its subsidiaries are not entitled to receive any fees for serving as directors; however, such directors are reimbursed for out-of-pocket expenses incurred with respect to the Company's business. In addition, non-employee directors of the Company will be eligible to participate in the Company's Stock Option Plan. For the year ended March 31, 1998, non-employee directors did not receive any compensation other than reimbursement for out-of-pocket expenses.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid by the Company for the periods described to the Company's chief executive officer and the Company's four other most highly compensated executive officers at March 31, 1998 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                               ANNUAL COMPENSATION
                                      ---------------------------------------------------------------------
                                                                           OTHER ANNUAL        ALL OTHER
     NAME AND PRINCIPAL POSITION         SALARY($)         BONUS($)       COMPENSATION(1)   COMPENSATION(2)
Robert M. Martin
  President, Chief Executive Officer
     and Chairman of the Board of
     Directors.......................     263,750           127,500           12,756             3,571
Dana C. McLendon, Jr.
  Senior Vice President of Finance
     and Administration, Secretary,
     Treasurer and Director..........     179,167            67,988           11,330             3,712
Craig B. Watson
  Senior Vice President of
     Operations......................     162,917            59,920            8,125            18,613
Timothy S. Hill
  Vice President and Controller......     123,750            40,188            8,125             2,618
Neil G. McLean
  Vice President of Acquisitions and
     Development.....................     148,747            41,064            8,125             3,161

------------------------------

(1) Represents automobile allowance of $8,125. Also includes insurance premiums of $4,631 and $3,205 for Mr. Martin and Mr. McLendon, respectively.

(2) Represents Company 401(k) contributions, life insurance premiums paid by the Company and reimbursed moving expenses, as follows:

                                                         401(K)        INSURANCE     MOVING
                      OFFICER                         CONTRIBUTIONS    PREMIUMS     EXPENSES
Robert M. Martin....................................      3,200           371            --
Dana C. McLendon, Jr................................      3,200           512            --
Craig B. Watson.....................................      3,200           413        15,000
Timothy S. Hill.....................................      2,377           241            --
Neil G. McLean......................................      2,822           339            --

STOCK OPTION PLAN

     Under the Company's Stock Option Plan, as amended (the "Stock Option Plan"), options to purchase shares of Common Stock are available for grant to consultants, advisors, directors and employees of the Company, providing an equity interest in the Company and additional compensation to such grantees based on appreciation of the value of such stock.

     The Stock Option Plan allows for options to purchase in the aggregate up to 2,199,330 shares of Company Common Stock to be granted by the Board of Directors. The Board of Directors may, in its discretion, grant incentive stock options ("ISO's") or non-qualified stock options.

     The Stock Option Plan provides that the exercise price of an ISO option must not be less than the fair market value of the Common Stock on the trading day next preceding the date of the grant. The exercise price of a non-qualified stock option shall be determined by the Board of Directors. Payment for shares of Common Stock to be issued upon exercise of an option may be made either in cash, Common Stock or any combination thereof, at the discretion of the Board of Directors. Options are nontransferable, other than by will, the laws of descent and distribution or pursuant to certain domestic relations orders. Shares subject to options granted under the Stock Option Plan that expire, terminate or are canceled without having been exercised in full become available again for option grants. Shares acquired pursuant to the exercise of an option, if repurchased by the Company, will again become available for option grants.

     The Stock Option Plan is administered by the Board of Directors, or, at the discretion of the Board of Directors, a committee of directors. Subject to certain limitations, the Board and its committee have the authority to determine the recipients, as well as the exercise prices, exercise periods, length and other terms of stock options granted pursuant to the Stock Option Plan. In making such determinations, the Board may take into account the nature of the services rendered or to be rendered by option recipients, and their past, present or potential contributions to the Company.

     The number of shares of Common Stock that may be granted under the Stock Option Plan or under any outstanding options granted thereunder will be proportionately adjusted, to the nearest whole share, in the event of any stock dividend, stock split, share combination or similar recapitalization involving the Common Stock or any spin-off, spin-out or other significant distribution of the Company's assets to its stockholders for which the Company receives no consideration.

     Generally, in the event an ISO holder is terminated as an employee by reason of disability or death, the holder or his or her representative may exercise the option for a period of twelve months following such termination. In the event the ISO holder is terminated as an employee for any reason other than disability, death or cause, the holder may exercise his or her option for a period of three months following termination. The Board of Directors may, but need not, cause ISOs to provide that if the employment of an ISO holder is terminated for "cause," as defined in the Stock Option Plan, the unexercised options expire.

     Unless stated otherwise in a non-qualified stock option agreement, for a period of 60 days following the date the employment of a non-qualified stock option holder terminates, the Company has the right to purchase such participant's vested options at a price equal to the difference between the exercise price of such options and the fair market value of the underlying shares of Common Stock.

     No federal income tax consequences occur to either the Company or the optionee upon the Company's grant or issuance of a non-qualified stock option. Upon an optionee's exercise of a non-qualified stock option, the optionee will recognize ordinary income in an amount equal to the difference between the fair market value of the Common Stock purchased pursuant to the exercise of the option and the exercise price of the option. However, if the Common Stock purchased upon exercise of the option is not transferable or is subject to a substantial risk of forfeiture, then the optionee will not recognize income until the stock becomes transferable or is no longer subject to such a risk of forfeiture (unless the optionee makes an election under Internal Revenue Code
Section 83(b) to recognize the income in the year of exercise, which election must be made within 30 days of the option exercise). The Company will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee in the year in which such income is recognized by the optionee. Upon a subsequent disposition of the shares of Common Stock, the optionee will recognize a capital gain to the extent the sales proceeds exceed the optionee's cost of the shares plus the previously recognized ordinary income.

     Options granted under the Stock Option Plan are intended to qualify for favorable tax treatment under Internal Revenue Code Section 422. No individual may be granted incentive stock options under the Stock Option Plan exercisable for the first time during any calendar year and having an aggregate fair market value in excess of $100,000. If the recipient of an incentive stock option disposes of the underlying shares before the end of certain holding periods (essentially the later of one year after the exercise date or two years after the grant date), he or she will generally recognize ordinary income in the year of disposition in an amount equal to the difference between his or her purchase price and the fair market value of the Common Stock on the exercise date. If a disposition does not occur until after the expiration of the holding periods, the recipient will generally recognize a capital gain equal to the excess of the disposition price over the price paid by tax deduction for compensation expense on account of the original sales to employees, but may be entitled to deduction if a participant disposes of stock received upon exercise of an incentive stock option under the Stock Option Plan prior to the expiration of the holding periods.

     As of July 27, 1998, the Board of Directors has granted options to purchase 573,431 shares under the Stock Option Plan; 78,548 of which were granted to Mr. Martin, 39,274 each to Mr. McLendon and Mr. Watson and 26,183 each to Mr. Hill and Mr. McLean.

EMPLOYEE STOCK PURCHASE PLAN

     The Company has established an Employee Stock Purchase Plan ("Employee Stock Purchase Plan") for employees and reserved an aggregate of 2,000,000 shares of Common Stock for issuance thereunder. Pursuant to the Employee Stock Purchase Plan, eligible employees may use payroll deductions to purchase shares of Common Stock at a price equal to 85% of the closing price of the stock as reported in The Wall Street Journal on either the first trading day or the last trading day of each plan year, whichever is lower. At the end of each plan year, funds accumulated in the employee's account will be used to purchase the maximum number of shares of the Common Stock at the above price. The Company makes no contribution to the purchase price.

     All employees (including officers and directors) may elect to participate in the Employee Stock Purchase Plan if they meet minimum employment requirements. The maximum payroll deduction is 10% of an employee's normal pay. Participating employees' rights under the Employee Stock Purchase Plan are nontransferable. Prior to the end of a plan year, a participant may elect to withdraw from the Employee Stock Purchase Plan and the amount accumulated as a result of such employee's payroll deductions shall be returned to the withdrawing employee without interest. Any employee whose employment with the Company is terminated for any reason other than death, retirement or long-term disability immediately ceases to be a participant and also receives the balance of his or her prior contributions. In the event an employee dies, retires or becomes long-term disabled during a plan year, such employee or their legal representative may withdraw such employee's contribution account balance. In the event such withdrawal election is not timely made, such employee's account balance will be used to purchase Common Stock in accordance with the employee stock purchase plan.

     In no event may a participant in the Employee Stock Purchase Plan purchase thereunder during a calendar year, Common Stock having a fair market value more than $25,000. The Company intends to register the shares issued under the Employee Stock Purchase Plan so that the shares purchased pursuant to the Employee Stock Purchase Plan are freely tradeable, except for any shares held by an "affiliate" of the Corporation, which would be subject to the limitations of Rule 144 under the Securities Act.

401(K) PLAN

     The Company and its affiliates offer a 401(k) Plan for all eligible employees who are over 20 1/2 years of age and have six months service with the Company. The Company may make matching discretionary contributions and the Board of Directors has authorized a matching contribution for 1997 of 100% of each participant's contributions up to a maximum two percent of each participant's annual gross wages. No employee may contribute more than 20% of wages to the 401(k) Plan, and for 1997 are limited to a contribution of no more than $9,500. Pursuant to certain tax requirements certain "highly compensated" employees may be further limited in the amount of contribution. Matching funds vest in the participant's account over a period of five years of vesting service. A total of $115,482 was contributed to the Plan as matching contributions for 1998.

NONCOMPETE AND SEVERANCE AGREEMENTS

     In 1995, the Company entered into Employment Agreements with each of Mr. Martin, Mr. McLendon, Mr. Watson, Mr. Hill and Mr. McLean that included
non-compete and severance provisions. As of August   , 1998, the Company and
each of the above executives replaced the Employment Agreements with Non-Compete and Severance Agreements. The Noncompete and Severance Agreements prohibit the executive from (i) competing with the Company in any venture involving the ownership or management of for-profit general acute care hospitals, (ii) soliciting the Company's employees, or (iii) interfering with the Company's business, in each case for a period of time following termination of employment equal to the period during which the executive is entitled to severance; provided that the severance provisions do not apply in the case of termination due to death, disability, or for cause (as defined in the Noncompete and Severance Agreement). The noncompete and severance period for each of Mr. Martin and Mr. McLendon is 24 months and for each of Mr. Watson, Mr. Hill, and Mr. McLean is 12 months. The noncompete agreements are governed by Tennessee law. Tennessee law generally supports an employer's right to enforce noncompete agreements against former employees as long as the restrictions are reasonably calculated to protect legitimate business interests of the employer. The employees covered by noncompete agreements are vital to the Company, and management believes the agreements protect legitimate business interests of the Company. In the event the noncompete agreements are found to be too broad as to time or geographic scope, Tennessee law generally provides that the noncompete agreements should be modified and enforced to the extent reasonable under the circumstances.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INITIAL FORMATION AND CAPITALIZATION

     The Company was incorporated in August 1995. In August and October of 1995, the Company sold an aggregate of 2,800,000 shares of common stock to certain members of management at prices ranging from $0.01 to $0.05 per share. In December 1995, in connection with its original investment in the Company, WCAS, its affiliates and certain executive officers of the Company (the "Investors") purchased an aggregate of 5,026,500 shares of common stock at $0.30 per share and entered into an agreement regarding the possible future purchase of Series A Preferred Stock and Series B Preferred Stock as discussed more fully below.

     The securities purchase agreement, which was entered into in December 1995, anticipated future purchases of securities in connection with acquisitions and set the price for shares of preferred stock that the Investors would be committed to purchase under certain conditions. The actual sale of Series A Preferred Stock and Series B Preferred Stock occurred in connection with hospital acquisitions occurring subsequent to the date of the securities purchase agreement. The actual sales are as follows: On July 31, 1996, in connection with the acquisition of Doctors Hospital, the Company sold an aggregate of 150,000 shares of Series B Preferred Stock to the Investors and certain other investors for $15,000,000. On April 2, 1997, the Company sold an aggregate of 11,185.5 shares of Series B Preferred Stock to the Investors and certain other investors for $1,118,550, and sold an aggregate of 1,575 shares of Series A Preferred Stock to certain members of management for $157,500. On April 30, 1997, in connection with the acquisition of Memorial Hospital of Center, and May 16 of 1997, in connection with the acquisition of Delta Medical Center, the Company sold to the Investors an aggregate of 73,814.5 shares of Series B Preferred Stock for $7,381,450 and 51,185.5 shares of Series A Preferred Stock for $5,118,550. On July 31, 1997, in connection with the acquisition of Dolly Vinsant Memorial Hospital, the Company sold an aggregate of 20,000 shares of Series A Preferred Stock to the Investors for $2,000,000. On January 30, 1998, in connection with the purchase of the four hospitals from Tenet Healthcare Corporation, the Company sold an aggregate of 177,239.5 shares of Series A Preferred Stock to the Investors for $17,723,950.

SERIES A PREFERRED STOCK

     The Company has 250,000 shares of Series A Preferred Stock issued and outstanding which will be exchanged for the right to receive approximately $26.1 million in cash (as of June 30, 1998) in the Reincorporation from the net proceeds of the Offering. WCAS and its affiliates and certain executive officers of the Company own all 250,000 shares of Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to receive dividends at the rate of $7.00 per share per annum. The dividends are cumulative and accrue from date of issue and equaled $1.1 million as of June 30, 1998. Pursuant to the Reincorporation, WCAS will receive $24.3 million; WCAS Healthcare Partners, L.P. will receive approximately $382,000; Mr. Martin will receive approximately $51,200; Mr. McLendon will receive approximately $51,200; Mr. Watson will receive approximately $25,600; Mr. Hill will receive approximately $7,700; Mr. McLean will receive approximately $25,600; Mr. Hoover will receive approximately $25,400; and Mr. Stowe will receive approximately $76,400. Mr. Martin and Mr. McLendon are limited partners of WCAS Healthcare Partners, L.P. See "Use of Proceeds."

SERIES B PREFERRED STOCK


     The Company has 235,000 shares of Series B Preferred Stock issued and outstanding. The Series B Preferred Stock held by WCAS will be exchanged for an aggregate of 2,521,462 shares of Common Stock and 1,422,500 shares of Non-Voting Common Stock and Series B Preferred Stock held by persons other than WCAS will be exchanged for an aggregate of 245,238 shares of Common Stock. WCAS and its affiliates and certain executive officers of New American own 233,000 shares of Series B Preferred Stock.


REGISTRATION RIGHTS AGREEMENT

     In connection with the original investment in the Company by WCAS in December 1995, WCAS and certain of its affiliates (the "Purchasers") and certain executive officers of the Company (the "Stockholders") entered into a Registration Rights Agreement. The Registration Rights Agreement provides for demand registration rights for the Purchasers and the Stockholders. These demand registration rights can be exercised (subject to certain restrictions) by either
(i) a majority of the Purchasers on up to two occasions, or (ii) a majority of the Stockholders on only one occasion. Notwithstanding the foregoing, the Registration Rights Agreement provides for unlimited demand registration rights for the Purchasers and the Stockholders with respect to registrations on Form S-3 (if the Company is entitled to use Form S-3), so long as the reasonably anticipated aggregate price to the public of such offering is at least $1.5 million. Demand registrations under this agreement on Form S-3 are limited to once every 180 days. Certain other conditions also must be met before the Company may be required to honor a demand registration request by the Stockholders or Purchasers. The Company is required to pay all expenses of any registration pursuant to the Registration Rights Agreement, subject to certain limitations provided in the agreement.


     The Registration Rights Agreement also provides that, subject to certain limitations including the discretion of the managing underwriter in an underwritten offering, the Purchasers and Stockholders may request inclusion of their shares in a registration of securities by the Company. If a Purchaser or Stockholder does not elect to participate in such an underwritten offering, such a holder may sell his stock on or after the 90th day following the effective date of the registration statement or, if later, on or after the expiration of any contractual "lockup" provisions imposed by the underwriters. Such "lockup" provisions cannot exceed 180 days. All of the parties to the Registration Rights Agreement have waived any right to participate in this Offering.


STOCKHOLDERS' AGREEMENT

     In connection with the original investment in the Company by WCAS in December 1995, WCAS and certain of its affiliates ("WCAS Stockholders") as well as the executive officers that were stockholders at that time ("Founder Stockholders") entered into a Stockholders' Agreement (the "Stockholders' Agreement"). During the term of the Stockholders' Agreement, the WCAS Stockholders and the Founder Stockholders agree to vote their shares of Common Stock and to use their best efforts to elect up to seven Directors; (i) two of whom shall be designated by a majority in interest of the Founder Stockholders (so long as the Founder Stockholders in the aggregate own a designated amount of Stock), (ii) two of whom shall be designated by a majority in interest of the WCAS Stockholders (so long as the WCAS Stockholders in the aggregate own a designated amount of Stock), and (iii) up to three of whom shall be individuals mutually agreed on and nominated for Stockholder approval by the Founder Stockholders' and the WCAS Stockholders' designees described above. None of the mutually agreed on Directors described in (iii) above may be nominated unless there are an equal number of Founder Stockholder designees and WCAS designees present. Once elected, no Founder Stockholder Designee or WCAS Stockholder Designee shall be removed without the approval of a majority in interest of the Founder Stockholders or the WCAS Stockholders, as the case may be.

     WCAS reserves the right to sell any or all of its Stock to any person at any time, but it agrees to endeavor, when practicable, in its sole discretion, to notify the Founder Stockholders in advance if WCAS decides to make such a sale in order to allow the Founder Stockholders to consider acquiring the Shares to be sold. The Stockholders' Agreement also provides for Co-Sale Rights pursuant to which if WCAS proposes to reduce its Common Stock and Series B Preferred Stock holdings below a certain amount, WCAS shall give New American a written notice describing the proposed terms of the disposition.

     The Stockholders' Agreement shall terminate in its entirety upon the consummation of the Offering.

RESTRICTED STOCK AGREEMENT

     In connection with the initial capitalization of the Company, certain executive officers of the Company entered into a Restricted Stock Agreement in December 1995 with respect to the shares of the Company's common stock held by such officers. Under the Restricted Stock Agreement, the officers' common stock vests over a period of four years beginning in September 1995. Unvested shares are subject to repurchase by the Company if the officers' employment with the Company terminates for any reason. The Restricted Stock Agreement provides that upon a "change of control" (as defined in the Restricted Stock Agreement) all unvested shares become vested and no longer subject to the Company's repurchase rights. As of August 1, 1998, 906,128 shares of Common Stock remain subject to restrictions.

     In June 1998, the Restricted Stock Agreement was amended to, among other things, provide for accelerated vesting upon an officers' death or disability.

SUBORDINATED DEBT

     On January 30, 1998, WCAS CP III loaned the Company $25.0 million pursuant to a subordinated note. The Subordinated Debt bears interest at 10% and is due January 30, 2008 with interest payable semiannually in arrears on June 30 and December 31 of each year commencing June 30, 1998. Upon New American's written notice to WCAS CP III at least 10 days, and no more than 60 days, in advance, New American may prepay all or any portion of the Subordinated Debt. The Company intends to pay off the Subordinated Debt and accrued interest in full with the proceeds of this Offering. See "Use of Proceeds."

     The Company is required to make certain mandatory prepayments of the Subordinated Debt in the event that certain prepayments of senior debt are required under the Credit Agreement. In addition, a prepayment is required if at any time while the Subordinated Debt is outstanding, (i) the Company merges or consolidates with or into another entity (subject to certain exceptions), or
(ii) the Company sells or otherwise disposes of substantially all of its assets to a third-party, or (iii) a third-party purchaser acquires a majority of the Company's outstanding capital stock. In such event, as a condition to consummating such sale of the Company, New American must prepay the Subordinated Debt in full.

WARRANT

     In connection with the Subordinated Debt, the Company issued a warrant to purchase Common Stock of the Company (the "Warrant"). The Warrant entitles WCAS CP III to purchase up to 591,725 shares of the Common Stock at $4.13 per share (subject to customary anti-dilution adjustments). The Warrant expires January 30, 2008 and is not exercisable as to fractional shares of Common Stock. The provisions of the Registration Rights Agreement described above are applicable to the registration of the shares issuable upon exercise of the Warrant.

     WCAS CP III may make payment in respect of the Warrant's exercise by (i) cash or check, (ii) surrender to the Company of any of the Subordinated Debt (or any other obligations issued by the Company), (iii) delivery to the Company of any other securities issued by New American, (iv) an election to receive shares having an aggregate fair market value equal to the Warrant's fair market value, upon which election the Company will issue shares of Common Stock to the holder ("Net Issue Exercise"), or (v) any combination of the other four payment methods.

     In the event the Company issues or sells any shares of Common Stock or securities convertible into Common Stock or grants options or other rights at a price per share or with an exercise or conversion price per share less than the Warrant's exercise price, the Warrant's exercise price shall be reduced according to a formula set forth in the Warrant. In addition, the Warrant includes provisions for the following events: change in option price or conversion rate; stock dividend declaration; issuance or sale of common stock, options or convertible securities for cash; record date determination; disposition of Treasury Shares; subdivision or combination of stock; and adjustment of Warrant provisions by New American's Board of Directors. The Warrant's exercise price shall not be adjusted in the case of (i) issuance of shares of Common Stock upon conversion of the Series B Convertible Preferred Stock or (ii) issuance of Common Stock reserved for issuance to New American's employees.

     If (i) any capital reorganization or reclassification of New American's capital stock, (ii) any consolidation or merger of New American, or (iii) a sale of substantially all of New American's assets is effected in such a way as to entitle holders of Common Stock to receive stock, securities or assets with respect to or in exchange for Common Stock, then each Warrant holder shall have the right to receive in lieu of such shares of Common Stock such shares of stock, securities, or assets (including cash) as would have been issued or payable in exchange for the stock had the reorganization, reclassification, consolidation, merger or sale not taken place.

                             PRINCIPAL STOCKHOLDERS



     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of August 1, 1998 and immediately following the Offering by: (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock; (ii) each director and Named Executive Officer of the Company; and (iii) all directors and executive officers of the Company as a group. To the knowledge of the Company, each of the persons named in the table has sole voting and investment power as to the shares shown unless otherwise noted. Unless otherwise noted, the address of each holder of five percent or more of the Common Stock is the Company's corporate address.



                                        BENEFICIAL OWNERSHIP
                                         PRIOR TO OFFERING        SHARES TO BE      BENEFICIAL OWNERSHIP
                                     --------------------------   PURCHASED IN     SUBSEQUENT TO OFFERING
               NAME                    SHARES     PERCENTAGE(1)     OFFERING       SHARES     PERCENTAGE(1)
Welsh, Carson, Anderson & Stowe
  VII, L.P.(2).....................   9,946,002       75.42         500,000      10,446,002       57.44
Robert M. Martin(3)................   1,406,628       11.17         100,000       1,506,628        8.56
Dana C. McLendon, Jr.(4)...........     586,488        4.66              --         586,488        3.33
Craig B. Watson(5).................     330,947        2.63              --         330,947        1.88
Timothy S. Hill(6).................     266,748        2.12              --         266,748        1.52
Neil G. McLean(7)..................     210,120        1.67          50,000         260,120        1.48
Richard H. Stowe(8)................   9,709,072       73.63              --      10,209,072       56.13
James B. Hoover....................       9,381       *                  --           9,381       *
David A. Jensen(9).................       4,189       *                  --           4,189       *
Jeptha W. Dalston(10)..............       4,189       *                  --           4,189       *
Paul B. Queally(8).................   9,680,990       73.41              --      10,180,990       55.98
All directors and officers as a
  group (11 persons)(11)...........  12,527,762       94.94         650,000      13,177,762       72.42


------------------------------

 *   Indicates less than one percent


 (1) The percentages shown are based on 12,595,370 shares of Common Stock outstanding prior to the Offering and 17,595,370 shares of Common Stock (including Non-Voting Common Stock) outstanding after the Offering. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), shares of Common Stock which a person has the right to acquire pursuant to the exercise of stock options and warrants held by such holder that are exercisable within sixty (60) days of such date are deemed outstanding for the purpose of computing the percentage ownership of such person, but are not deemed outstanding for computing the percentage ownership of any other person.


 (2) Includes 140,780 shares of Common Stock owned by WCAS Healthcare Partners, L.P., a warrant to purchase 591,725 shares of Common Stock held by WCAS CP III, 1,422,500 shares of Non-Voting Common Stock held by WCAS and an aggregate of 274,393 shares of Common Stock owned by individual general partners of WCAS. WCAS Healthcare Partners, L.P. is a limited partnership with two general partners: Russell L. Carson and Patrick J. Welsh. Welsh, Carson, Anderson & Stowe VII, L.P. is a limited partnership with twelve general partners which include both Mr. Carson and Mr. Welsh. WCAS CP III is a limited partnership with ten general partners which also include both Mr. Carson and Mr. Welsh.


 (3) Includes 430,001 restricted shares pursuant to a restricted stock agreement.


 (4) Includes 202,506 restricted shares pursuant to a restricted stock agreement.


 (5) Includes 116,413 restricted shares pursuant to a restricted stock agreement.


 (6) Includes 74,307 restricted shares pursuant to a restricted stock agreement.


 (7) Includes 82,901 restricted shares pursuant to a restricted stock agreement.


 (8) Includes those shares held directly and indirectly by WCAS except, excludes the Common Stock owned by the individual general partners other than Mr. Stowe and Mr. Queally respectively. See footnote 2. Mr. Stowe and Mr. Queally are each a director of the Company. Mr. Stowe and Mr. Queally are both general partners of WCAS. Mr. Stowe and Mr. Queally each disclaim beneficial ownership of the shares owned by WCAS.


 (9) Includes 4,189 shares issuable upon exercise of options at $4.13 per share.


(10) Includes 4,189 shares issuable upon exercise of options at $4.13 per share.


(11) Includes 8,378 shares issuable upon exercise of options and 906,128 shares restricted pursuant to the restricted stock agreement and 591,725 shares issuable upon exercise of the warrant.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.01 per share, 1,500,000 shares of non-voting Common Stock, par value $0.01 per share ("Non-Voting Common Stock") and 10,000,000 shares of Preferred Stock, par value $0.01 per share. Upon the completion of the Reincorporation, there will be 11,172,870 shares of Common Stock, 1,422,500 shares of Non-Voting Common Stock and no shares of Preferred Stock outstanding. Upon completion of the Offering and after giving effect to the use of proceeds therefrom, 16,172,870 shares of Common Stock will be issued and outstanding (16,922,870 shares if the over-allotment option is exercised in full), 1,422,500 shares of Non-Voting Common Stock will be issued and outstanding and no shares of Preferred Stock will be outstanding. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete, and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.


COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company that are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to vote on all matters submitted to a vote of stockholders.


     The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "NAH."


NON-VOTING COMMON STOCK

     The issued and outstanding shares of Non-Voting Common Stock are held by WCAS and its affiliates and are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, and on a pro rata basis with the holders of Common Stock, the holders of outstanding shares of Non-Voting Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Non-Voting Common Stock are convertible into Common Stock at any time provided that WCAS and its affiliates will not own 50% or more of the Common Stock after such conversion. In the event WCAS or its affiliates sell any Non-Voting Common Stock to third parties, such shares shall automatically convert to Common Stock. The holders of Non-Voting Common Stock have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, and on a pro rata basis with the holders of Common Stock, the holders of Non-Voting Common Stock are entitled to receive pro rata the assets of the Company that are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Holders of outstanding shares of Non-Voting Common Stock will not be entitled to vote such shares on any matter submitted to a vote of stockholders.

PREFERRED STOCK

     The Board may, without any further vote or action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in one or more series with such designations, rights, preferences and limitations as the Board may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without the approval by the holders of Common Stock. Although it is not possible to state the effect that any issuance of Preferred Stock will have on the rights of holders of Common Stock, the issuance of Preferred Stock may have one or more of the following effects: (i) to restrict Common Stock dividends if Preferred Stock dividends have not been paid; (ii) to dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock; or (iii) to prevent current holders of Common Stock from participating in the distribution of the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Company's Certificate of Incorporation or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of the Preferred Stock may discourage bids for the Common Stock at a premium over the market price therefor, and could have a materially adverse effect on the market value of the Common Stock. Upon consummation of the Offering and the redemption in full of the Senior Preferred Stock and conversion of the Junior Preferred Stock, there will be no shares of Preferred Stock outstanding. The Board of Directors does not presently intend to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
BYLAWS

     General. Certain provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions may discourage third parties from making tender offers for the Company's shares. As a result, the market price of the Common Stock may not benefit from any premium which might occur in anticipation of a threatened or actual change in control. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors -- Antitakeover Provisions; Possible Issuance of Preferred Stock." For purposes of the following discussion, the term "Company" refers only to New American.

     Board of Directors. The Certificate of Incorporation and Bylaws provide for the Board of Directors of the Company to be divided into three classes, as nearly equal in number as possible. The term of the Class I directors will expire at the 1999 annual meeting of stockholders; the term of the Class 2 directors will expire at the 2000 annual meeting of stockholders; and the term of the Class 3 directors will expire at the 2001 annual meeting of stockholders (and in all cases when their respective successors are duly elected and qualified). At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their successors are duly elected and qualified. Directors may be removed by the stockholders only for cause. See
"Management -- Executive Officers and Directors."

     The Certificate of Incorporation and Bylaws provide that the Board of Directors shall consist of no less than six nor more than fifteen members (except that such maximum number may be increased from time to time to reflect the rights of holders of Preferred Stock) with the actual number set from time to time by resolution adopted by a majority of the Board of Directors. Upon the closing of the Offering, the Board of Directors will consist of seven members. The Certificate of Incorporation and the Bylaws provide that the Board of Directors is authorized to create additional directorships (up to the maximum number permitted) and to elect additional directors thereto to serve for the full term of the class of directors in which such directorship was created. The provisions of the DGCL, the Certificate of Incorporation and the Bylaws relating to the removal of directors and the filling of vacancies on the Board of Directors will preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. These provisions also reduce the power of stockholders generally, even those with a majority voting power in the Company, to remove incumbent directors without cause and to fill vacancies on the Board of Directors.

     Stockholder Action and Special Meetings. The Certificate of Incorporation and Bylaws provide that any action of the Common stockholders must he effected at a duly called meeting and not by a consent in writing.

     The Bylaws do not permit stockholders of the Company to call special meetings of stockholders. A special meeting of stockholders may only be called by the President or the Board of Directors.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the "Nomination Procedure") as well as for other stockholder proposals to be considered at stockholders' meetings. Notice to the Company from a stockholder who proposes to nominate a person at a meeting for election as a director must contain: (i) the name and residence address of the stockholder who intends to make the nomination and the name, age and address of the nominee; (ii) the principal occupation and business address of the nominee; (iii) the class and number of shares held of record, beneficially and by proxy, by the stockholder and the nominee as of the record date of such meeting (if such record date is publicly available) and as of the date of such notice; and (iv) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement or otherwise required pursuant to Regulation 14A under the Exchange Act, including the consent of each nominee to serve as a director of the Company if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the Nomination Procedure. The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters. Although the advance notice provisions do not give the Board of Directors any power to approve or disapprove of stockholder nominations or proposals for action by the Company, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the procedures established by the Bylaws are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposals, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

     Amendment of the Certificate of Incorporation. The Certificate of Incorporation requires the affirmative vote of the holders of at least 70% of the outstanding shares of the Company's capital stock entitled to vote thereon and 70% of the members of the Board of Directors in order to amend certain of its provisions. These voting requirements will make it more difficult for stockholders to make changes in the Certificate of Incorporation which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least a 70% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending these provisions of the Certificate of Incorporation.

DELAWARE TAKEOVER STATUTE

     The Company is subject to Section 203 of the DGCL ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers, and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 70% of the outstanding voting stock which is not owned by the interested stockholder.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person. Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

LIMITATION ON DIRECTORS' LIABILITY

     The DGCL permits corporations to limit or terminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors' fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their fiduciary duties of care. Although the DGCL does not change the directors' duties of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     The Certificate of Incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by the DGCL, as so amended. Specifically, no director of the Company will be personally liable for monetary damages for breach of the director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. See "Management."

INDEMNIFICATION AND INSURANCE

     Under the Certificate of Incorporation, and in accordance with Section 145 of the DGCL, the Company will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and then, where the person is adjudged lobe liable to the Company, only if and to the extent that the Court of Chancery of the Slate of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court deems proper.

     The Certificate of Incorporation provides that the Company will pay for the expenses incurred by an indemnified director or officer in defending the proceedings specified above in advance of their final disposition, provided that, if the DGCL so requires, such person agrees to reimburse the Company if it is ultimately determined that such person is not entitled to indemnification. The Certificate of Incorporation so provides that the Company may, in its sole discretion, indemnify any person who is or was one of its employees and agents or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the same degree as the foregoing indemnification of directors and officers. In addition, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not the Company would have the power or obligation to indemnify such person against such liability under the provisions of the DGCL. The Company maintains insurance for the benefit of the Company's officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws. See "Management."

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock is First Union National Bank.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 17,595,370 shares of Common Stock outstanding (18,345,370 shares outstanding if the over-allotment option is exercised in full). Of these shares, the 5,000,000 shares of Common Stock sold in the Offering (5,750,000 shares if the Underwriters' over-allotment option is exercised in full) will be tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate"), as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144.


     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 185,954 shares immediately after this Offering) or the average weekly reported volume of trading of the Common Stock on the NYSE during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Commencing 90 days after the completion of the Offering, 12,595,370 shares of Common Stock will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other requirements described above, without consideration of the contractual restrictions described below.

     Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from the Company or the date they were acquired from an Affiliate, as applicable, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. Ninety days after the date of this Prospectus, approximately 421,867 shares of Common Stock will be eligible for sale without restriction under Rule 144(k).

     Notwithstanding the foregoing, the Company, its executive officers and directors, and the holders of 12,164,589 shares of Common Stock outstanding immediately have agreed that for a period of 180 days after the date of the Offering they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock except pursuant to the Underwriting Agreement. Of the approximately 12,595,370 shares of Common Stock otherwise eligible for sale as discussed above, 12,164,589 shares are subject to such agreements.

     Prior to the offering there has been no market for the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

STOCK OPTIONS

     At July 27, 1998, options to purchase a total of 573,431 shares of Common Stock pursuant to the Company's Stock Option Plan were outstanding. Of the shares subject to options, 345,611 are subject to lock-up agreements. Upon completion of this Offering, an additional 1,621,186 shares of Common Stock will be available for future option grants under the Company's Stock Option Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Option Plan, with respect to options that were granted, or are to be granted, to employees of the Company. The Company expects to file these registration statements promptly following the consummation of this Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements, to the extent applicable.

REGISTRATION RIGHTS AGREEMENT

     Following the consummation of this Offering and subject to the lock-up agreements, certain stockholders will be entitled to require the Company to register under the Securities Act a total of 12,200,243 shares of outstanding Common Stock (the "Registrable Shares"). In addition, in the event the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of a security holder, such stockholders may be entitled to include the Registrable Shares in such registration, subject to certain limitations on the number of shares to be included in the registration by the underwriter of such Offering. See "Certain Relationships and Related Transactions -- Registration Rights Agreement."

                                  UNDERWRITING


     Subject to the terms and certain conditions contained in the Underwriting
Agreement dated           , 1998 (the "Underwriting Agreement"), the
underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation and SunTrust Equitable Securities Corporation (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:



                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Bear, Stearns & Co. Inc.....................................
Credit Suisse First Boston Corporation......................
SunTrust Equitable Securities Corporation...................
                                                              ---------
          Total.............................................  5,000,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may reallow, to certain
other dealers a concession not in excess of $       per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.



     Each of the Company, its executive officers and directors, and certain stockholders of the Company has agreed, subject to certain exceptions, not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.


     The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance. In order to meet the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.



     WCAS, the Company's principal stockholder, intends to purchase 500,000 shares of the Common Stock offered hereby from the Underwriters at the initial public offering price set forth on the cover page of this Prospectus. In addition, two executive officers of the Company (Messrs. Martin and McLean) intend to purchase an aggregate of 150,000 shares of the Common Stock offered hereby from the Underwriters at the initial public offering price set forth on the cover page of this Prospectus. Such purchases are being made for investment and in order to assist the Company in satisfying certain listing requirements of the NYSE. See "Principal Stockholders."


     Other than in the United States, no action has been taken by the Company, or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. Certain legal matters will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements and schedule of New American Healthcare Corporation as of March 31, 1998 and 1997, and for the years ended March 31, 1998 and 1997 and period August 16, 1995 (inception) through March 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Doctors Hospital for the period January 1, 1996 through July 31, 1996 and year ended December 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Center Hospital, Inc. for the year ended April 30, 1997, and period June 28, 1995 through April 30, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Eastwood Hospital, Inc. for the period January 1, 1997 through May 15, 1997 and years ended December 31, 1996 and 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Woodland Park Hospital, Eastmoreland Hospital, Lander Valley Medical Center and Davenport Medical Center for the periods June 1, 1997 through January 31, 1998, and September 1, 1996 through May 31, 1997, year ended August 31, 1996 and period July 1, 1995 through August 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Puget Sound Hospital as of March 31, 1998 and May 31, 1997, and for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the twelve months ended August 31, 1996 and the three months ended August 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-l pursuant to the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the consolidated financial statements, schedules and exhibits filed as a part thereof.

     Upon completion of the Offering, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of such materials or any part thereof may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NEW AMERICAN HEALTHCARE CORPORATION
Independent Auditors' Report................................   F-3
Consolidated Balance Sheets as of June 30, 1998 (unaudited)
  and March 31, 1998 and 1997...............................   F-4
Consolidated Statements of Operations for the three months
  ended June 30, 1998 and 1997, years ended March 31, 1998
  and 1997, and period August 16, 1995 (inception) through
  March 31, 1996............................................   F-5
Consolidated Statements of Stockholders' Equity for the
  three months ended June 30, 1998 and 1997, years ended
  March 31, 1998 and 1997, and period August 16, 1995
  (inception) through March 31, 1996........................   F-6
Consolidated Statements of Cash Flows for the three months
  ended June 30, 1998 and 1997, years ended March 31, 1998
  and 1997, and period August 16, 1995 (inception) through
  March 31, 1996............................................   F-7
Notes to Consolidated Financial Statements..................   F-8
DOCTORS HOSPITAL
Independent Auditors' Report................................  F-19
Statements of Operations for the period January 1, 1996
  through July 31, 1996 and the year ended December 31,
  1995......................................................  F-20
Statements of Cash flows for the period January 1, 1996
  through July 31, 1996 and the year ended December 31,
  1995......................................................  F-21
Notes to Financial Statements...............................  F-22
CENTER HOSPITAL, INC. (MEMORIAL HOSPITAL OF CENTER)
Independent Auditors' Report................................  F-25
Statements of Operations for the year ended April 30, 1997,
  and period June 28, 1995 through April 30, 1996...........  F-26
Statements of Cash Flows for the year ended April 30, 1997,
  and period June 28, 1995 through April 30, 1996...........  F-27
Notes to Financial Statements...............................  F-28
EASTWOOD HOSPITAL, INC. (NOW DELTA MEDICAL CENTER --MEMPHIS)
Independent Auditors' Report................................  F-31
Statements of Operation for the period January 1, 1997
  through May 15, 1997 and years ended December 31, 1996 and
  1995......................................................  F-32
Statements of Cash Flows for the period January 1, 1997
  through May 15, 1997 and years ended December 31, 1996 and
  1995......................................................  F-33
Notes to Financial Statements...............................  F-34
THE HOSPITALS (WOODLAND PARK HOSPITAL, EASTMORELAND
  HOSPITAL, LANDER VALLEY MEDICAL CENTER AND DAVENPORT
  MEDICAL CENTER)
Independent Auditors' Report................................  F-37
Combined Statements of Operations for the periods June 1,
  1997 through January 31, 1998 and September 1, 1996
  through May 31, 1997, year ended August 31, 1996 and
  period July 1, 1995 through August 31, 1995...............  F-38
Combined Statements of Cash Flows for the periods June 1,
  1997 through January 31, 1998 and September 1, 1996
  through May 31, 1997, year ended August 31, 1996 and
  period July 1, 1995 through August 31, 1995...............  F-39
Notes to Combined Financial Statements......................  F-40
PSH, INC. (PUGET SOUND HOSPITAL)
Independent Auditors' Report................................  F-45
Balance Sheets as of March 31, 1998 and May 31, 1997........  F-46

                                                              PAGE
                                                              ----
Statements of Income for the ten months ended March 31,
  1998, nine months ended May 31, 1997 year ended August 31,
  1996 and three months ended August 31, 1995...............  F-47
Statements of Stockholder's Equity for the ten months ended
  March 31, 1998, the nine months ended May 31, 1997, the
  twelve months ended August 31, 1996, and the three months
  ended August 31, 1995.....................................  F-48
Statements of Cash Flows for the ten months ended March 31,
  1998, the nine months ended May 31, 1997, the twelve
  months ended August 31, 1996, and the three months ended
  August 31, 1995...........................................  F-49
Notes to Financial Statements...............................  F-50

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
New American Healthcare Corporation:

     We have audited the accompanying consolidated balance sheets of New American Healthcare Corporation and subsidiaries (the Company), as of March 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 1998 and 1997, and period August 16, 1995 (inception) through March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New American Healthcare Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended March 31, 1998 and 1997 and period August 16, 1995 (inception) through March 31, 1996 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Nashville, Tennessee
June 25, 1998

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)


                                                               JUNE 30,      AS OF MARCH 31,
                                                              -----------   ------------------
                                                                 1998         1998      1997
                                                              (UNAUDITED)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................   $    170     $  6,119   $   697
  Patient accounts receivable, net of allowance for doubtful accounts of $10,270, $9,172 and $582 at June 30, 1998
    and March 31, 1998 and 1997, respectively...............     19,697       19,906     2,260
  Other receivables.........................................      1,428        1,290       234
  Inventory.................................................      2,792        2,720       349
  Prepaid expenses and other current assets.................      1,512        1,409       222
                                                               --------     --------   -------
         Total current assets...............................     25,599       31,444     3,762
Property and equipment, net.................................     83,808       84,404    13,074
Goodwill, net of accumulated amortization of $395, $299 and
  $69 at June 30, 1998 and March 31, 1998 and 1997,
  respectively..............................................     15,357       16,672     1,476
Other assets................................................      2,952        1,673       908
                                                               --------     --------   -------
         Total assets.......................................    127,716     $134,193   $19,220
                                                               ========     ========   =======

               LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................     14,292     $ 14,522   $ 1,593
  Estimated third-party payor settlements...................        723        1,091     1,351
  Current portion of capital lease obligations..............        605          525       295
                                                               --------     --------   -------
         Total current liabilities..........................     15,620       16,138     3,239
Capital lease obligations, excluding current portion........      4,489        4,865       226
Long-term debt..............................................     31,550       37,550       750
Subordinated notes payable to affiliates....................     24,775       24,769        --
Deferred income taxes.......................................      1,339        1,339        --
Redeemable preferred stock -- Series A, $.01 par value, 250
  shares authorized, 250 shares issued and outstanding at
  June 30, 1998 and March 31, 1998, respectively............     26,054       25,617        --
Stockholders' equity:
  Preferred stock, Series B, $.01 par value, 235 shares
    authorized, 235 shares issued and outstanding at June
    30, 1998 and March 31, 1998, respectively, and 150
    shares at March 31, 1997. Convertible into 4,000 shares
    of common stock.........................................          2            2         1
  Common stock, $.01 par value, 20,000 shares authorized;
    8,027 shares issued and outstanding.....................         80           80        80
  Additional paid-in capital................................     26,244       24,264    16,382
  Common stock warrants.....................................        235          235        --
  Deferred compensation.....................................     (2,320)          --        --
  Accumulated deficit.......................................       (352)        (666)   (1,458)
                                                               --------     --------   -------
         Total stockholders' equity.........................     23,889       23,915    15,005
                                                               --------     --------   -------
Commitments, contingencies and subsequent events
         Total liabilities and stockholders' equity.........   $127,716     $134,193   $19,220
                                                               ========     ========   =======


          See accompanying notes to consolidated financial statements.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)


                                                                                                    PERIOD
                                                                                                AUGUST 16, 1995
                                                                                                  (INCEPTION)
                                   THREE MONTHS ENDED JUNE 30,       YEARS ENDED MARCH 31,          THROUGH
                                   ----------------------------    --------------------------      MARCH 31,
                                       1998            1997           1998           1997            1996
                                           (UNAUDITED)
Revenues:
  Net patient service revenue....  $    34,856     $     9,638     $    73,725    $    10,737      $      --
  Other revenue..................        1,042             224           1,924            350             17
                                   -----------     -----------     -----------    -----------      ---------
         Net operating
           revenues..............       35,898           9,862          75,649         11,087             17
                                   -----------     -----------     -----------    -----------      ---------
Expenses:
  Salaries and benefits..........       16,210           4,084          31,276          4,117             --
  Professional fees..............        4,715           1,079           8,608            620             --
  Supplies.......................        3,968           1,185           8,314          1,439             --
  Provision for doubtful
    accounts.....................        3,012             787           7,837            534             --
  Other..........................        3,889           1,295           9,286          2,377             --
  General and administrative.....          665             822           3,484          1,871            385
  Depreciation and
    amortization.................        1,359             626           2,836            783              5
  Interest.......................        1,557             205           2,637            363              1
                                   -----------     -----------     -----------    -----------      ---------
                                        35,375          10,083          74,278         12,104            391
                                   -----------     -----------     -----------    -----------      ---------
         Income (loss) before
           income taxes..........          523            (221)          1,371         (1,017)          (374)
Income taxes.....................          209              --             579             67             --
                                   -----------     -----------     -----------    -----------      ---------
         Net income (loss).......          314            (221)            792         (1,084)          (374)
Cumulative preferred dividend....          437              --             617             --             --
                                   -----------     -----------     -----------    -----------      ---------
         Net income (loss)
           attributable to common
           stockholders..........         (123)           (221)    $       175    $    (1,084)     $    (374)
                                   ===========     ===========     ===========    ===========      =========
Net income (loss) per share:
  Basic..........................        (0.02)          (0.03)           0.02          (0.14)         (0.08)
  Diluted........................        (0.02)          (0.03)           0.01          (0.14)         (0.08)
Weighted average number of shares
  and dilutive share equivalents
  outstanding:
  Basic..........................        8,027           8,027           8,027          8,027          4,759
  Diluted........................        8,027           8,027          12,642          8,027          4,759
Pro forma income (loss) per share
  Basic..........................        (0.01)                           0.01
  Diluted........................        (0.01)                           0.01
Pro forma weighted average number
  of shares and dilutive share
  equivalents outstanding:
  Basic..........................       12,027                          12,027
  Diluted........................       12,027                          12,642


          See accompanying notes to consolidated financial statements.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                           PREFERRED             ADDITIONAL     COMMON                                     TOTAL
                             STOCK     COMMON      PAID-IN      STOCK       DEFERRED     ACCUMULATED   STOCKHOLDERS'
                           SERIES B     STOCK      CAPITAL     WARRANT    COMPENSATION     DEFICIT        EQUITY
Balances as of August 16,
  1995 (inception).......   $   --     $   --    $        --   $     --   $        --    $        --    $        --
  Issuance of 8,027
    shares of common
    stock................       --         80          1,383         --            --             --          1,463
  Net loss...............       --         --             --         --            --           (374)          (374)
                            ------     ------    -----------   --------   -----------    -----------    -----------
Balances as of March 31,
  1996...................       --         80          1,383         --            --           (374)         1,089
  Issuance of 150 shares
    of preferred stock,
    Series B.............        1         --         14,999         --            --             --         15,000
  Net loss...............       --         --             --         --            --         (1,084)        (1,084)
                            ------     ------    -----------   --------   -----------    -----------    -----------
Balance as of March 31,
  1997...................        1         80         16,382         --            --         (1,458)        15,005
  Issuance of 85 shares
    of preferred stock,
    Series B.............        1         --          8,499         --            --             --          8,500
  Cumulative dividends on
    Series A preferred
    stock................       --         --           (617)        --            --             --           (617)
  Issuance of common
    stock warrants.......       --         --             --        235            --             --            235
  Net income.............       --         --             --         --            --            792            792
                            ------     ------    -----------   --------   -----------    -----------    -----------
Balances as of March 31,
  1998...................        2         80         24,264        235            --           (666)        23,915
  Deferred compensation
    associated with
    issuance of stock
    options..............       --         --          2,417         --        (2,417)            --             --
  Cumulative dividends on
    Series A preferred
    stock (unaudited)....       --         --           (437)        --            --             --           (437)
  Amortization of
    deferred
    compensation.........       --         --             --         --            97             --             97
  Net income
    (unaudited)..........       --         --             --         --            --            314            314
                            ------     ------    -----------   --------   -----------    -----------    -----------
Balances as of June 30,
  1998 (unaudited).......   $    2     $   80    $    26,244   $    235   $    (2,320)   $      (352)   $    23,889
                            ======     ======    ===========   ========   ===========    ===========    ===========


          See accompanying notes to consolidated financial statements.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   THREE MONTHS                                          PERIOD
                                                       ENDED                                         AUGUST 16, 1995
                                                     JUNE 30,           YEARS ENDED MARCH 31,      (INCEPTION) THROUGH
                                                -------------------    ------------------------         MARCH 31,
                                                 1998        1997         1998          1997              1996
                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................  $   314    $   (221)   $      792    $   (1,084)         $ (374)
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
    Depreciation and amortization.............    1,359         626         2,836           783               5
    Amortization of deferred financing
      costs...................................       46          38           164            75              --
    Amortization of deferred compensation.....       97          --            --            --              --
    Provision for doubtful accounts...........    3,012         787         7,836           534              --
    Deferred tax expense......................       --        (299)          241            --              --
    Changes in operating assets and
      liabilities, net of acquisitions:
      Patient accounts receivable.............   (2,802)     (1,616)      (12,125)       (1,593)             --
      Other receivables.......................      121        (583)         (626)         (234)             --
      Inventory...............................      (72)        (27)         (185)           96              (2)
      Prepaid expenses and other current
        assets................................     (103)       (283)            2          (102)             (6)
      Other assets............................     (766)        481          (294)          (62)             (1)
      Accounts payable and accrued expenses...     (230)         37         5,159          (513)             26
      Estimated third-party payor
        settlements...........................       90       1,472           (46)        1,351              --
                                                -------    --------    ----------    ----------          ------
        Net cash provided by (used in)
          operating activities................    1,066         412         3,754          (749)           (352)
                                                -------    --------    ----------    ----------          ------
Cash flows from investing activities:
  Purchase of property and equipment..........     (650)       (433)       (2,945)         (261)            (17)
  Sale of property............................       --          42           167            --              --
  Cash paid for acquisitions..................       --     (24,667)      (89,744)      (14,004)             --
  Deferred acquisition costs..................       --          --            --          (242)             --
  Organization costs incurred.................       --          --            --            --              (5)
                                                -------    --------    ----------    ----------          ------
        Net cash used in investing
          activities..........................     (650)    (25,058)      (92,522)      (14,507)            (22)
                                                -------    --------    ----------    ----------          ------
Cash flows from financing activities:
  Proceeds from the issuance of long-term
    debt......................................       --      12,500        64,065           750              --
  Repayment of long-term debt.................   (6,000)         --        (2,500)           --              --
  Repayment of capital lease obligations......     (296)       (213)         (680)         (197)             (3)
  Issuance of common stock....................       --          --            --            --           1,463
  Issuance of common stock warrant............       --          --           235            --              --
  Issuance of redeemable preferred stock......       --       5,276        25,000            --              --
  Issuance of preferred stock.................       --       8,500         8,500        15,000              --
  Deferred financing costs....................      (69)         --          (430)         (686)             --
                                                -------    --------    ----------    ----------          ------
        Net cash (used in) provided by
          financing activities................   (6,365)     26,063        94,190        14,867           1,460
                                                -------    --------    ----------    ----------          ------
        Net increase (decrease) in cash.......   (5,949)      1,417         5,422          (389)          1,086
Cash and cash equivalents at beginning of
  period......................................    6,119         697           697         1,086              --
                                                -------    --------    ----------    ----------          ------
Cash and cash equivalents at end of period....  $   170    $  2,114    $    6,119    $      697          $1,086
                                                =======    ========    ==========    ==========          ======
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for interest....  $   939    $    167    $    1,891    $       79          $    1
  Cash paid during the period for income
    taxes.....................................  $   310    $     --    $      204    $       --          $   --
                                                =======    ========    ==========    ==========          ======
Noncash investing and financing activities:
  Assets and liabilities assumed in hospital
    acquisitions:
    Receivables...............................  $    --    $  5,467    $   13,788    $    1,200          $   --
    Inventory.................................       --         631         2,186           443              --
    Prepaid expense and other assets..........       --       1,485         1,137           114              --
    Accounts payable and accrued expenses.....       --      (3,064)       (8,067)       (2,080)             --
    Estimated third-party payor settlements...       --         213           213            --              --
    Capital lease obligations.................       --        (602)       (5,275)         (669)             --
  Capital lease obligations incurred to
    acquire equipment.........................       --          69           275            --              53

          See accompanying notes to consolidated financial statements.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED MARCH 31, 1998 AND 1997, AND
           PERIOD AUGUST 16, 1995 (INCEPTION) THROUGH MARCH 31, 1996
                  (IN THOUSANDS EXCEPT PER SHARE INFORMATION)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS

     New American Healthcare Corporation (the Company) acquires and operates acute care hospitals throughout the United States. The Company was formed to capitalize on opportunities to be the principal provider of health care services in the non-urban communities in which it operates. The Company operates eight acute care hospitals located in six states. The Company's hospitals offer a wide range of inpatient and outpatient medical and surgical services and also provide other health care services, including general and geriatric psychiatry, rehabilitation, and occupational medicine. As part of developing a community health care delivery system, the Company's hospitals also operate satellite clinics. All of the Company's hospitals are accredited by either the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), the American Osteopathic Association (AOA) or both.

B. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of New American Healthcare Corporation and all wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation.

C. USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company generally invests its excess cash in U.S. Government securities and U.S. Government agency instruments.

E. PATIENT ACCOUNTS RECEIVABLE

     Patient accounts receivable consist of amounts owed by various governmental agencies, insurance companies and private patients. The Company regularly reviews its accounts receivable to provide an appropriate allowance for uncollectible accounts. See note 2.

F. INVENTORY

     Inventory is composed primarily of drugs and medical supplies and is stated at the lower of cost, determined on a first-in, first-out basis, or market.

G. PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures for major improvements that extend useful lives or increase values are capitalized. Equipment under capital leases is stated at the present value of the minimum lease payments. Depreciation is

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

computed on straight-line basis over the estimated useful life of each class of depreciable assets as follows: land improvements -- 10 years; buildings and improvements -- 20 to 40 years; equipment and fixtures -- 4 to 20 years. Equipment under capital leases is amortized using the straight line method over the shorter of the lease term or the estimated useful life of the equipment. Such amortization is included in depreciation and amortization in the accompanying consolidated financial statements.

H. GOODWILL AND OTHER ASSETS

     Goodwill represents the excess of purchase price over net assets acquired. Amortization is provided on a straight-line basis over the estimated useful life of 40 years. Other assets consist of deferred financing costs, a non-compete agreement, and deferred acquisition costs. Deferred financing costs incurred in conjunction with the revolving credit agreement are being amortized on a straight-line basis over the life of the agreement. The non-compete agreement is amortized over the two year life of the related contract. Deferred acquisition costs consist of direct costs incurred in the process of acquiring hospitals. Such costs are included in the cost of the acquisition of hospitals, if the acquisition is completed, or written off as a charge to earnings if a proposed acquisition is abandoned.

     The Company periodically reviews the recoverability of its intangible assets. Recoverability of intangibles is determined based on the undiscounted future operating cash flows from the related hospital. The amount of impairment, if any, is measured based on discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds or based on the fair value of the related hospital.

I. IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

J. NET PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined.

K. INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

L. STOCK OPTION PLAN

     The Company accounts for its compensation and stock option plan in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. For options issued to employees, SFAS 123 allows entities to apply the provision of Accounting

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. As such, compensation expense would be recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. The Company provides pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS 123 had been applied.

M. EARNINGS PER SHARE AND PRO FORMA EARNINGS PER SHARE


     Basic earnings per share is computed based on the weighted average shares outstanding and excludes any potential dilution. Diluted earnings per share reflects the potential dilution from the exercise or conversion of all dilutive securities into common stock based on the assumed initial public offering price of $13.


     Pro forma earnings per share reflects only the conversion of Series B Preferred Stock into 4,000,000 shares of common stock for the three months ended June 30, 1998 and year ended March 31, 1998.

N. FINANCIAL INSTRUMENTS

     The Company has financial instruments consisting of cash and cash equivalents, patient accounts receivable, accounts payable, and long-term debt. The fair value of the Company's financial instruments based on current market indicators approximates their carrying amount.

O. INTERIM FINANCIAL INFORMATION

     The unaudited consolidated financial statements as of June 30, 1998 and for the three months ended June 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles and in the opinion of management, contain all adjustments considered necessary for a fair presentation.

2. NET PATIENT SERVICE REVENUE

     The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

  Medicare

          Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient services related to Medicare beneficiaries are paid based on a cost reimbursement methodology. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of an annual cost report by the Company and audit thereof by the Medicare fiscal intermediary. The Company's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review by a peer review organization under contract with the Company. The Company did not assume the liability for the Medicare cost reports of all the hospitals it acquired with the exception of Doctors Hospital, Memorial Hospital of Center and Delta Medical Center -- Memphis for which the majority of Medicare cost reports have been audited by the Medicare fiscal intermediary through 1995.

  Medicaid

          The Company operates under Medicaid programs in six states which generally provide that inpatient services rendered to Medicaid beneficiaries are paid at prospectively determined rates per day for a

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     covered period of days. Certain outpatient services are reimbursed based upon a cost reimbursement methodology. Final reimbursement rates and amounts for these services will be determined after submission of annual cost reports by the Company and audits by third-party intermediaries. Other outpatient services are reimbursed based on a fee schedule. The Company did not assume the liability for the Medicaid cost reports of all the hospitals acquired with the exception of Doctors Hospital, Memorial Hospital of Center and Delta Medical Center -- Memphis for which the majority of Medicaid cost reports have been audited by the third-party intermediaries through 1995.

  Other

          The Company has also entered into payment agreements with certain insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to the Corporation under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

     Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

  Business and Credit Concentrations

          In the course of providing health care services through its inpatient and outpatient care facilities, the Company grants credit to patients and generally does not require collateral or other security in extending credit; however, it routinely obtains assignment of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (e.g., Medicare, Medicaid, Blue Cross, health maintenance organizations, preferred provider organizations and commercial insurance policies).

          As of March 31, 1998, the Company had net receivables from Medicare and Medicaid of $8,641 and $6,563, respectively. Approximately 63% and 47% of net patient service revenues are from participation in the Medicare and state sponsored Medicaid programs for the years ended March 31, 1998 and 1997, respectively.

3. ACQUISITIONS

     During the years ended March 31, 1998 and 1997, the Company acquired the following hospitals:

HOSPITAL                                        EFFECTIVE DATE           LOCATION
1998:
  Memorial Hospital of Center...............  May 1, 1997           Center, Texas
  Delta Medical Center -- Memphis...........  May 16, 1997          Memphis, Tennessee
  Dolly Vinsant Hospital....................  August 1, 1997        San Benito, Texas
  Woodland Park Hospital(a).................  February 1, 1998      Portland, Oregon
  Eastmoreland Hospital(a)..................  February 1, 1998      Portland, Oregon
  Lander Valley Medical Center(a)...........  February 1, 1998      Lander, Wyoming
  Davenport Medical Center(a)...............  February 1, 1998      Davenport, Iowa
1997:
  Doctors Hospital..........................  August 1, 1996        Wentzville,
                                                                    Missouri

---------------

(a) Hospitals were acquired in a single transaction for an aggregate purchase price of $57,000.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has acquired hospitals primarily in exchange for cash and assumption of associated liabilities for the years ended March 31 as follows:

                                                               1998      1997
Purchase price..............................................  $90,000   $14,000
Add liabilities assumed.....................................   13,342     2,748
Less assets acquired........................................   87,916    15,203
                                                              -------   -------
          Costs in excess of net assets acquired............  $15,426   $ 1,545
                                                              =======   =======

     The acquisitions were accounted for as purchases and the accompanying consolidated financial statements include the results of their operations from the respective dates of the acquisitions.

     The following unaudited pro forma results of operations for the years ended March 31, 1998 and 1997 give effect to the acquisitions as if the respective transactions had occurred as of April 1, 1996. The unaudited pro forma results are not necessarily indicative of what actually might have occurred if the acquisitions had been completed as of April 1, 1996. In addition, they are not intended to be a projection of future results of operations and do not reflect any of the synergies that might be achieved in hospital operations.

                                                                1998       1997
Net revenues................................................  $143,555   $140,414
Net loss....................................................      (395)      (556)
Net loss attributable to common stockholders................    (2,145)    (2,306)
Pro forma net loss per share -- basic and diluted...........  $  (0.18)  $     --
                                                              ========   ========

     Additionally, in December 1997, the Company entered into a definitive agreement to purchase a hospital in Tacoma, Washington for a purchase price of approximately $25,000, subject to certain working capital adjustments, to be funded primarily through borrowings.

4. PROPERTY AND EQUIPMENT

     A summary of property and equipment as of March 31, is as follows:

                                                                 1998          1997
Land........................................................  $     7,249   $       700
Land improvements...........................................          545           107
Buildings and improvements..................................       60,919         8,953
Equipment and fixtures......................................       18,314         3,946
Leasehold improvements......................................          144            75
                                                              -----------   -----------
                                                                   87,171        13,781
Less accumulated depreciation and amortization..............        2,767           707
                                                              -----------   -----------
                                                              $    84,404   $    13,074
                                                              ===========   ===========

     Included in buildings and improvements and equipment and fixtures are buildings and equipment held under capital leases of $5,698 and $768 as of March 31, 1998 and 1997, respectively. Related accumulated amortization was $630 and $120 as of March 31, 1998 and 1997, respectively.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. LEASE OBLIGATIONS

     The Company leases various equipment under lease agreements that have been capitalized and office space under a noncancellable operating lease. In addition, one hospital has been leased under an agreement that has been capitalized. A summary of future minimum lease payments and the present value of future minimum lease payments for the capitalized leases and payments due under the operating leases as of March 31, 1998, is as follows:

YEAR ENDING MARCH 31,                                         CAPITAL    OPERATING
     1999...................................................  $   908     $  391
     2000...................................................      555        217
     2001...................................................      443        174
     2002...................................................      362        103
     2003...................................................      371         39
     Thereafter.............................................   15,377        221
                                                              -------     ------
                                                               18,016     $1,145
                                                                          ======
  Less: interest at rates ranging from 4.4% to 15.0%........   12,626
                                                              -------
  Capital lease obligations.................................    5,390
  Less: current portion.....................................      525
                                                              -------
  Capital lease obligations, excluding current portion......  $ 4,865
                                                              =======

     Rent expense was approximately $1,202, $161 and $24 for the years ended March 31, 1998 and 1997 and period August 16, 1995 through March 31, 1996, respectively.

     Capital lease obligations consist primarily of a lease on Woodland Park Hospital at March 31, 1998 for $4,884 at 7.1%.

6. LONG-TERM DEBT

     On September 30, 1996, the Company entered into a revolving credit agreement with a consortium of banks to provide funding for acquisitions of health care facilities and related businesses, and for general corporate purposes including working capital. The revolving credit limit was set at $85,000. As of March 31, 1997, the Company had borrowings under this facility of $750, bearing interest at prime plus 0.5% (9.0% as of March 31, 1997), payable in quarterly installments of $63 plus accrued interest beginning December 31, 1999, with the remaining unpaid principal due in September 2001.

     On January 30, 1998, the Company amended and restated its credit agreement, increasing its revolving credit limit to $132,500. Borrowings under the facility bear interest of (i) a base rate equal to the greater of the Prime Rate or the Federal Funds rate, plus in either case, a margin of up to 1% or (ii) London InterBank Offered Rate as of the date of the borrowing plus a margin of up to 2.5%. The applicable margin is determined by a ratio of indebtedness to EBITDA calculated on a monthly basis. As of March 31, 1998, the Company had outstanding $37,550, bearing interest at a rate of 6.9%. The Credit Agreement is interest only payments until December 31, 2000, at which time one-sixteenth of the aggregate outstanding balance will be due in quarterly payments on the last day of each third month thereafter to and including September 30, 2003, with a final lump sum payment due December 31, 2003. The revolving credit facility is secured by substantially all the Company's assets. The Credit Agreement contains limitations on the Company's ability to incur additional indebtedness, sell material assets, retire, redeem or otherwise reacquire its capital stock, and pay dividends. The Credit Agreement also requires the Company to maintain specified levels of net worth and meet certain covenants and ratios.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Commitment fees between 0.25% and 0.38% are charged on the unused portion of the revolving credit facility. Total commitment fees during the years ended March 31, 1998 and 1997 was $349 and $209, respectively, and is included in interest expense in the accompanying statements of operations.

     On January 30, 1998, WCAS Capital Partners III, L.P., an affiliate of a principal shareholder of the Company, issued subordinated debt to the Company in the amount of $25,000. The subordinated debt bears interest at a rate of 10.0% and is due January 30, 2008 with interest payable semiannually on June 30 and December 31 of each year. The debt was issued at a discount of $235 related to the fair value of the associated common stock warrant. The discount is being amortized through charges to interest expense using the straight line method over the life of the subordinated debt. As of March 31, 1998, the discount was $231. The Company is required to make certain mandatory prepayments of the subordinated debt in the event that certain prepayments of senior debt are required under the credit agreement. In addition, a prepayment is required if at any time while the subordinated debt is outstanding, (i) the Company merges or consolidates with or into another entity (subject to certain exceptions), or
(ii) the Company sells or otherwise disposes of substantially all of its assets to a third party, or (iii) a third party purchaser acquires a majority of the Company's outstanding capital stock.

     The aggregate maturities of long-term debt as of March 31, 1998 are as follows:

1999........................................................  $    --
2000........................................................       --
2001........................................................    4,693
2002........................................................    9,388
2003........................................................    9,388
Thereafter..................................................   39,081
                                                              -------
                                                              $62,550
                                                              =======

7. REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock consists of 250 authorized shares of Series A non-convertible cumulative preferred, $.01 par value (Series A preferred stock). The Series A preferred stock is entitled to dividends equaling $7.00 per share per annum. The Company is required to redeem all Series A preferred stock on April 1, 2006 for $100 per share plus any unpaid dividends. The Series A preferred stock is required to be redeemed at face value in the event of any qualified initial public offering of the Company's common stock to the public.

     The Company issued 250 shares of Series A preferred stock in 1998 for $25,000. The proceeds were used to finance hospital acquisitions.

8. STOCKHOLDERS' EQUITY

PREFERRED STOCK

     Preferred stock consists of Series B convertible preferred (Series B preferred stock). The Series B preferred stock is not entitled to a dividend unless a dividend is declared for the common stock. Series B preferred stock requires 7.0% cumulative dividends beginning on April 1, 2008. The Series B preferred stock is convertible to common stock at the holder's discretion by multiplying the number of shares of Series B preferred stock by $100 and dividing by the conversion price of $5.875 per share. The Series B preferred stock automatically converts in the event of a public offering of the Company's common stock at a price of at least $10 per share and net proceeds in excess of $20,000.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company issued 85 and 150 shares of Series B preferred stock for $8,500 and $15,000 in 1998 and 1997, respectively. The proceeds were used to finance hospital acquisitions. As of March 31, 1998, 4,000 shares of common stock have been reserved for issuance upon conversion of the Series B preferred stock.

STOCK OPTIONS

     In 1996, the Company adopted a stock option plan (the Plan) pursuant to which the Company has reserved 1,500 shares of common stock for stock option grants to directors, key employees and shareholders with exercise prices equal to the estimated fair market value of the Company's common stock on the date of grant. Stock options generally vest ratably over a period of five years and are exercisable for ten years from grant date. As of March 31, 1998, there were approximately 1,330 shares available for grant under the Plan. In May 1998, the Company increased reserved shares by 600 shares to 2,100 shares.

     The per share weighted-average fair value of stock options granted during the years ended March 31, 1998 and 1997 was $0.82 and $0.86, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: an expected dividend yield and volatility of 0.0% for both years, risk-free interest rate ranging from 5.5% to 6.0% in 1998 and 5.5% in 1997, and an expected life of 4 years for both years.

     The Company applies the intrinsic value method as defined by APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's per share amounts would not have changed and net income would have been reduced by $23 and net loss would have increased by $28 for the years ended March 31, 1998 and 1997, respectively.

     Stock option activity during the period is as follows:

                                                              NUMBER OF   WEIGHTED-AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
Balance as of March 31, 1996................................      --           $  --
  Granted...................................................      50            4.33
                                                                 ---           -----
Balance as of March 31, 1997................................      50            4.33
  Granted...................................................     132            4.33
  Forfeited.................................................     (11)           4.33
                                                                 ---           -----
Balance as of March 31, 1998................................     171           $4.33
                                                                 ===           =====

     As of March 31, 1998, the number of options exercisable was 10 and the weighted average exercise price was $4.33. No options were exercisable at March 31, 1997.

     As of March 31, 1998, the exercise price and weighted-average remaining contractual life of outstanding options was $4.33 and 9.7 years, respectively.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RECONCILIATION OF EARNINGS PER SHARE CALCULATION

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for net earnings:

                                                       INCOME         SHARES       PER SHARE
FOR THE YEAR ENDED MARCH 31, 1998                    (NUMERATOR)   (DENOMINATOR)    AMOUNT
---------------------------------                    -----------   -------------   ---------
BASIC EARNINGS PER SHARE:
Net income.........................................     $792
Cumulative preferred dividend......................      617
                                                        ----
Net income attributable to common stockholders           175           8,027         $0.02
                                                        ----          ------         -----
EFFECT OF DILUTIVE SECURITIES:
Options............................................       --              48
Warrants...........................................       --              69
Convertible preferred stock........................       --           4,000
                                                        ----          ------
DILUTED EARNINGS PER SHARE:
Net income attributable to common stockholders          $175          12,144         $0.01
                                                        ====          ======         =====

WARRANT

     In connection with the subordinated debt discussed in note 6, the Company issued a warrant to purchase up to 565 shares of common stock at $4.33 per share. The warrant expires January 30, 2008. The holder may exercise the warrants in one or a combination of the following methods including cash or check, surrender of any obligation or security of the Company or an election to receive common stock equal to the fair value of the warrant. The exercise price of the warrants is subject to adjustment in the event that common stock or equities convertible to common stock are issued with an exercise or conversion price less than that of the warrant.

9. RETIREMENT PLAN

     The Company sponsors a 401(k) plan for its employees. All employees who have been employed at least six months and are at least 20 1/2 years of age are eligible for the plan. The Company may match employee contributions at the discretion of the Board of Directors. Total pension expense for the years ended March 31, 1998 and 1997 was $115 and $30, respectively.

10. INCOME TAXES

     There was no income tax expense for the period ended March 31, 1996. The components of income tax expense for the years ended March 31, 1998 and 1997 are as follows:

                                                                         1998
                                                              --------------------------
                                                              CURRENT   DEFERRED   TOTAL
                                                              -------   --------   -----
Federal.....................................................   $248       $239     $486
State.......................................................     90          2       93
                                                               ----       ----     ----
                                                               $338       $241     $579
                                                               ====       ====     ====

                                                                         1997
                                                              --------------------------
                                                              CURRENT   DEFERRED   TOTAL
                                                              -------   --------   -----
Federal.....................................................   $ --       $ --     $ --
State.......................................................     67         --       67
                                                               ----       ----     ----
                                                               $ 67       $ --     $ 67
                                                               ====       ====     ====

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to earnings before income taxes) as a result of the following:

                                                                                 PERIOD
                                                                               AUGUST 16,
                                                                                  1995
                                                              YEARS ENDED     (INCEPTION)
                                                               MARCH 31,        THROUGH
                                                              ------------     MARCH 31,
                                                              1998   1997         1996
Computed "expected" tax expense.............................  $466   $(346)      $(127)
Increase (reduction) in income taxes resulting from:
  State income taxes, net of federal income tax benefit.....    61       4         (15)
  Nondeductible goodwill amortization.......................    47      --          --
  Change in valuation allowance.............................    --     436         142
  Other.....................................................     5     (27)         --
                                                              ----   -----       -----
                                                              $579   $  67       $  --
                                                              ====   =====       =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset as of March 31, 1998 and 1997, are presented below:

                                                               1998     1997
Deferred tax assets:
  Allowance for doubtful accounts...........................  $  390    $ 202
  Accrued vacation..........................................     275       56
  AMT credit carryforward...................................     248       --
  Operating loss carryforward...............................     123      252
  Deferred costs due to differences in amortization and
     write-off for tax purposes.............................      74       22
  Property and equipment, principally due to differences in
     depreciation...........................................      --       46
  Other.....................................................     163       --
                                                              ------    -----
          Total gross deferred tax asset....................   1,273      578
          Less: Valuation allowance.........................      --     (578)
                                                              ------    -----
          Net deferred tax asset............................   1,273       --
Deferred tax liability:
  Property and equipment, principally due to differences in
     depreciation...........................................   1,813       --
                                                              ------    -----
          Net deferred tax liability........................  $  540    $  --
                                                              ======    =====

     The valuation allowance as of March 31, 1997 was charged to goodwill in connection with the stock acquisition of one of the Company's hospitals. As of March 31, 1998, the Company had approximately $360 of net operating loss carryforwards which begin to expire in 2011. Included in prepaid expenses and other current assets is $799 of current deferred tax assets.

11. CONTINGENCIES

LIABILITY INSURANCE

     The Company is insured for professional liability based on a claims-made policy. The provision for professional liability and comprehensive general liability claims includes estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no professional liability claims whose settlement would have a material adverse effect on the Company's financial position, results of operations or liquidity.

                      NEW AMERICAN HEALTHCARE CORPORATION
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

LITIGATION

     The Company is subject to various claims, legal actions and regulatory investigations which arise in the ordinary course of business, certain of which could be material. In the opinion of management, the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

12. SUBSEQUENT EVENTS (UNAUDITED)

PUBLIC OFFERING OF COMMON STOCK AND REINCORPORATION

     The Company is currently in the process of an initial public offering of its common stock (the "Offering"). The net proceeds from the Offering are planned to be used primarily to reduce outstanding indebtedness and redeem Series A preferred stock.


     The Company intends to reincorporate as a Delaware corporation from a Tennessee corporation immediately prior to the consummation of the anticipated Offering. The reincorporation will result in an increase in the authorized shares of common stock to 50,000 shares, exchange of Series B preferred stock for 2,767 shares of the Company's common stock and 1,423 shares of the Company's non-voting common stock and a forward exchange of the Company's existing common stock at a ratio of 1.0473:1.

                          INDEPENDENT AUDITORS' REPORT

The Board of Trustees
Doctors Hospital:

     We have audited the accompanying statements of operations and cash flows of Doctors Hospital (the Hospital) for the period January 1, 1996 through July 31, 1996 and year ended December 31, 1995. These financial statements are the responsibility of the Hospital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Hospital for the period January 1, 1996 through July 31, 1996 and year ended December 31, 1995 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Nashville, Tennessee
May 22, 1998

                                DOCTORS HOSPITAL

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                   PERIOD
                                                              JANUARY 1, 1996         YEAR
                                                                  THROUGH            ENDED
                                                                  JULY 31,        DECEMBER 31,
                                                                    1996              1995
Revenues:
  Net patient service revenue...............................      $ 8,744           $14,550
  Other revenue.............................................          194               277
                                                                  -------           -------
          Net operating revenues............................        8,938            14,827
                                                                  -------           -------
Expenses:
  Salaries and benefits.....................................        3,469             6,276
  Professional fees.........................................        1,013             1,535
  Supplies..................................................        1,371             2,079
  Provision for doubtful accounts...........................        1,054             1,231
  Other.....................................................        1,963             2,926
  Depreciation and amortization.............................          545               908
  Interest..................................................          608             1,116
                                                                  -------           -------
                                                                   10,023            16,071
                                                                  -------           -------
          Net loss..........................................      $(1,085)          $(1,244)
                                                                  =======           =======

                See accompanying notes to financial statements.

                                DOCTORS HOSPITAL

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  PERIOD
                                                              JANUARY 1, 1996         YEAR
                                                                  THROUGH            ENDED
                                                                 JULY 31,         DECEMBER 31,
                                                                   1996               1995
Cash flows from operating activities:
  Net loss..................................................      $(1,085)          $ (1,244)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................          545                908
     Provision for doubtful accounts........................        1,054              1,231
     Loss on disposal of property and equipment.............           --                  6
     Increase (decrease) in cash due to changes in:
       Patient accounts receivable..........................       (1,031)              (805)
       Other receivables....................................         (401)              (300)
       Inventory............................................          (36)               (21)
       Prepaid expenses and other assets....................           29                 90
       Accounts payable and accrued expenses................        3,226                774
       Estimated third party payor settlements..............          624                585
                                                                  -------           --------
          Net cash provided by operating activities.........        2,925              1,224
                                                                  -------           --------
Cash flows from investing activities -- acquisition of
  property and equipment....................................          (90)              (218)
                                                                  -------           --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..................        8,327             14,115
  Payments on long-term debt................................       (8,820)           (15,231)
  Capital distribution......................................       (1,800)                --
  Cash overdrafts...........................................         (494)               110
                                                                  -------           --------
          Net cash used by financing activities.............       (2,787)            (1,006)
                                                                  -------           --------
          Net increase in cash..............................           48                 --
Cash at beginning of period.................................           --                 --
                                                                  -------           --------
Cash at end of period.......................................      $    48           $     --
                                                                  =======           ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................      $   623           $  1,161
                                                                  =======           ========

                See accompanying notes to financial statements.

                                DOCTORS HOSPITAL

                         NOTES TO FINANCIAL STATEMENTS
                  PERIOD JANUARY 1, 1996 THROUGH JULY 31, 1996
                        AND YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS

     Doctors Hospital (the Hospital) is a 94-bed general acute care hospital which provides inpatient, outpatient, home health, skilled nursing, psychiatric and occupational health services.

     On August 1, 1996, New American Healthcare Corporation (New American) purchased the Hospital from Doctors Hospital-Wentzville, L.P. for approximately $14,000.

B. USE OF ESTIMATES

     Management of the Hospital has made a number of estimates and assumptions relating to the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

C. DEPRECIATION

     Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed using the straight-line method. The estimated useful lives of property and equipment are as follows: land improvements -- 20 to 30 years; buildings and improvements -- 20 to 40 years; equipment and furniture -- 10 to 20 years. Equipment under capital lease obligations is amortized on the straight-line method over the shorter period of the lease term or the estimated useful life of the equipment. Such amortization is included in depreciation and amortization in the financial statements.

D. AMORTIZATION

     Other assets consist of organization costs and loan costs. Organization costs are amortized over 5 years using the straight-line method. Loan costs are amortized over the term of the loan agreement.

E. LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

F. NET PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods, as final settlements are determined.

G. INCOME TAXES

     The Hospital operates as a partnership as provided by the Internal Revenue Code. The effect of this election resulted in all of the Hospital's taxable income or losses being passed through to the partners in the partnership. Had the Hospital accounted for income taxes under the asset and liability method required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, no tax expense or

                                DOCTORS HOSPITAL
benefit would have been recognized because it is not more likely than not that deferred tax assets would be recognized.

2. NET PATIENT SERVICE REVENUE

     The Hospital has agreements with third-party payors that provide for payments to the Hospital at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

  Medicare

          Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient services related to Medicare beneficiaries are paid based on a cost reimbursement methodology. The Hospital is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of an annual cost report by the Hospital and audit thereof by the Medicare fiscal intermediary. The Hospital's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review by a peer review organization under contract with the Hospital. The Hospital's Medicare cost reports have been audited by the Medicare fiscal intermediary through 1996.

  Medicaid

          Inpatient acute care services rendered to Medicaid program beneficiaries are paid based on a prospectively determined rate per day. Outpatient services rendered to beneficiaries are reimbursed under a cost reimbursement methodology. The Hospital is reimbursed for outpatient services at a tentative rate with final settlement determined after submission of annual cost reports by the Hospital and audits by the Medicaid fiscal intermediary. The Hospital's Medicaid cost reports have been audited by the Medicaid fiscal intermediary through 1996.

  Other

          The Hospital has also entered into payment agreements with certain insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to the Hospital under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

  Business and Credit Concentrations

          In the course of providing health care services, the Hospital grants credit to patients and generally does not require collateral or other security in extending credit; however, the Hospital routinely obtains assignment of (or are otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (e.g., Medicare, Medicaid, Blue Cross, health maintenance organizations, preferred provider organizations and commercial insurance policies).

          Approximately 52% and 54% of net patient service revenue are from participation in the Medicare and Medicaid programs for the period January 1, 1996 through July 31, 1996 and the year ended December 31, 1995, respectively.

                                DOCTORS HOSPITAL

3. LEASES

     The Hospital leases various equipment under lease agreements that have been capitalized and under noncancellable operating leases.

     As of the date of sale to New American, all capital and operating leases were either assumed by New American or paid off shortly thereafter.

     Rent expense was approximately $120 and $183 for the period January 1, 1996 through July 31, 1996 and year ended December 31, 1995, respectively.

4. CONTINGENCIES

LIABILITY INSURANCE

     The Hospital is insured for professional liability based on a claims-made policy. The provision for professional liability and comprehensive general liability claims includes estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no professional liability claims whose settlement would have a material adverse effect on the Hospital's financial position, results of operations or liquidity.

LITIGATION

     The Hospital is subject to various claims, legal actions and regulatory investigations which arise in the ordinary course of business, certain of which could be material. In the opinion of management, the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on the Hospital's financial position, results of operations or liquidity.

5. RETIREMENT PLAN

     The Hospital sponsors a 401(k) plan for Hospital employees. All employees who have six months of experience and are at least 20 1/2 years of age are eligible for the plan. The Hospital may match employee contributions at the discretion of the Board of Trustees. The Hospital incurred no pension expense for the period January 1, 1996 through July 31, 1996 and year ended December 31, 1995.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Center Hospital, Inc.:

     We have audited the accompanying statements of operations and cash flows of Center Hospital, Inc. d/b/a Memorial Hospital of Center (the Hospital) (a wholly owned subsidiary of Southeastern Hospital Corporation) for the year ended April 30, 1997, and period June 28, 1995 through April 30, 1996. These financial statements are the responsibility of the Hospital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of the Hospital for the year ended April 30, 1997, and period June 28, 1995 through April 30, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Nashville, Tennessee
June 12, 1998

                             CENTER HOSPITAL, INC.
                       D/B/A MEMORIAL HOSPITAL OF CENTER

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                    PERIOD
                                                                                JUNE 28, 1995
                                                                YEAR ENDED         THROUGH
                                                                APRIL 30,         APRIL 30,
                                                                   1997              1996
Revenues:
  Net patient service revenue...............................     $ 9,306           $ 6,948
  Other revenue.............................................         170               160
                                                                 -------           -------
          Net operating revenues............................       9,476             7,108
                                                                 -------           -------
Expenses:
  Salaries and benefits.....................................       4,164             3,295
  Professional fees.........................................       1,083               649
  Supplies..................................................         886               862
  Provision for doubtful accounts...........................         983               811
  Other.....................................................         840               649
  Depreciation and amortization.............................         459               385
  Interest..................................................         246               222
  Management fees...........................................       1,899             1,639
                                                                 -------           -------
                                                                  10,560             8,512
                                                                 -------           -------
          Net loss..........................................     $(1,084)          $(1,404)
                                                                 =======           =======

                See accompanying notes to financial statements.

                             CENTER HOSPITAL, INC.
                       D/B/A MEMORIAL HOSPITAL OF CENTER

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    PERIOD
                                                                                JUNE 28, 1995
                                                                YEAR ENDED         THROUGH
                                                                APRIL 30,         APRIL 30,
                                                                   1997              1996
Cash flows from operating activities:
  Net loss..................................................     $(1,084)          $(1,404)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................         459               385
     Provision for doubtful accounts........................         982               811
     Increase (decrease) in cash due to changes in:
       Patient accounts receivable..........................        (821)             (672)
       Other receivables....................................         137              (132)
       Inventory............................................          23                25
       Prepaid expenses and other assets....................           9                18
       Accounts payable and accrued expenses................         249               400
       Estimated third-party payor settlements..............        (789)             (106)
                                                                 -------           -------
          Net cash used in operating activities.............        (835)             (675)
                                                                 -------           -------
Cash flows from investing activities -- purchase of property
  and equipment.............................................        (459)             (102)
                                                                 -------           -------
Cash flows from financing activities:
  Changes in intercompany account...........................       1,483               904
  Repayment of long-term debt...............................          (6)               (5)
  Repayment of capital lease obligations....................        (125)             (108)
                                                                 -------           -------
          Net cash provided by financing activities.........       1,352               791
                                                                 -------           -------
          Net increase in cash..............................          58                14
Cash at beginning of period.................................          70                56
                                                                 -------           -------
Cash at end of period.......................................     $   128           $    70
                                                                 =======           =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................     $   104           $    49
                                                                 =======           =======

                See accompanying notes to financial statements.

                             CENTER HOSPITAL, INC.
                       D/B/A MEMORIAL HOSPITAL OF CENTER

                         NOTES TO FINANCIAL STATEMENTS
                         YEAR ENDED APRIL 30, 1997, AND
                  PERIOD JUNE 28, 1995 THROUGH APRIL 30, 1996
                                 (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS

     Center Hospital, Inc. d/b/a Memorial Hospital of Center (Hospital), a wholly owned subsidiary of Southeastern Hospital Corporation (Southeastern) is a 54-bed general acute care hospital providing a full compliment of acute care services including emergency services to the residents of Center, Texas and adjoining counties in Louisiana and Texas. The Hospital also has a 10-bed transitional care unit.

     On May 1, 1997, New American Healthcare Corporation (New American) purchased the Hospital from Southeastern for approximately $11,500.

B. USE OF ESTIMATES

     Management of the Hospital has made a number of estimates and assumptions relating to the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

C. DEPRECIATION

     Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed using the straight-line method. The estimated useful lives of property and equipment are as follows: land improvements -- 40 years; buildings and improvements -- 40 years; equipment and furniture -- 3 to 10 years. Equipment under capital lease obligations is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the equipment. Such amortization is included in depreciation and amortization in the accompanying financial statements.

D. LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

E. NET PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods, as final settlements are determined.

F. INCOME TAXES

     The Hospital is not a separate taxable entity but has been included in the consolidated return of its parent for all periods presented. However, Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires that the consolidated current and deferred tax expense be allocated among members of a consolidated group which issue separate financial statements. The allocation of consolidated tax expense is

                             CENTER HOSPITAL, INC.
                       D/B/A MEMORIAL HOSPITAL OF CENTER

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

based on what the Hospital's current and deferred tax expense would have been had the Hospital filed a separate tax return.

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. No income tax expense or benefit has been recorded in the accompanying financial statements as a valuation allowance has been recorded for deferred tax assets as it is not more likely than not that such deferred tax assets will be realized.

2. NET PATIENT SERVICE REVENUE

     The Hospital has agreements with third-party payors that provide for payments to the Hospital at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

  Medicare

          Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient services related to Medicare beneficiaries are paid based on cost reimbursement methodologies. The Hospital is reimbursed for cost reimbursable items at tentative rates, with final settlement determined after submission of an annual cost report by the Hospital and audit thereof by the Medicare fiscal intermediary. The Hospital's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review by a peer review organization under contract with the Hospital. The Hospital's cost reports have been audited and final-settled for all filing years through 1995.

  Medicaid

          Inpatient services rendered to Medicaid beneficiaries are generally paid at prospectively determined rates per day for a covered period of days. Certain outpatient services are reimbursed based upon a cost reimbursement methodology. Final reimbursement rates and amounts for these services will be determined after submission of annual cost reports by the Hospital and audits by the state. Other outpatient services are reimbursed based on a fee schedule.

  Other

          The Hospital has also entered into payment agreements with certain insurance carriers, health maintenance organizations, and preferred provider organizations. Payment methodologies under these agreements include prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

  Business and Credit Concentrations

          In the course of providing health care services, the Hospital grants credit to patients and generally does not require collateral or other security in extending credit; however, the Hospital routinely obtains

                             CENTER HOSPITAL, INC.
                       D/B/A MEMORIAL HOSPITAL OF CENTER

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     assignment of (or are otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (e.g., Medicare, Medicaid, Blue Cross, health maintenance organizations, preferred provider organizations and commercial insurance policies).

          Approximately 43% of net patient service revenue are from participation in the Medicare and Medicaid programs for the year ended April 30, 1997 and period June 28, 1995 through April 30, 1996.

3. LEASES

     The Hospital leases various equipment under lease agreements that have been capitalized and under noncancellable operating leases.

     As of the date of sale to New American, substantially all capital and operating leases were either assumed by New American or paid off shortly thereafter.

     Rent expense was approximately $82 and $91 for the year ended April 30, 1997 and period June 28, 1995 through April 30, 1996, respectively.

4. MANAGEMENT FEES

     The Hospital operates under a management agreement with Southeastern. According to the management agreement, monthly management fees were calculated at 8% of gross revenues earned by the Hospital. During 1997, Southeastern retroactively increased the management fee to 12% of gross revenues plus interest on the entire calculated balance at a rate of 11% for the year ended April 30, 1997 and period June 28, 1995 through April 30, 1996.

5. CONTINGENCIES

LIABILITY INSURANCE

     The Hospital is insured for professional and general liability based on a claims-made policy. The provision for professional liability and comprehensive general liability claims includes estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no professional liability claims whose settlement would have a material adverse effect on the Hospital's financial position, results of operations or liquidity.

LITIGATION

     The Hospital is subject to various claims, legal actions, and regulatory investigations which arise in the ordinary course of business, certain of which could be material. In the opinion of management, the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on the Hospital's financial position, results of operations or liquidity.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Eastwood Hospital, Inc.

     We have audited the accompanying statements of operations and cash flows of Eastwood Hospital, Inc. (the Hospital) for the period January 1, 1997 through May 15, 1997 and years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Hospital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of the Hospital for the period January 1, 1997 through May 15, 1997 and years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Jackson, Mississippi
May 29, 1998

                            EASTWOOD HOSPITAL, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                PERIOD
                                                            JANUARY 1, 1997       YEARS ENDED
                                                                THROUGH           DECEMBER 31,
                                                                MAY 15,        ------------------
                                                                 1997           1996       1995
Revenues:
  Net patient service revenue.............................      $10,579        $30,349    $30,215
  Other revenue...........................................          349            879      1,388
                                                                -------        -------    -------
          Net operating revenues..........................       10,928         31,228     31,603
                                                                -------        -------    -------
Expenses:
  Salaries and benefits...................................        5,003         12,845     12,874
  Professional fees.......................................          720          2,818      1,080
  Supplies................................................        1,096          3,153      2,550
  Provision for doubtful accounts.........................        1,214          3,648      3,033
  Other...................................................        3,882         10,131     12,245
  Depreciation and amortization...........................          285            780        544
                                                                -------        -------    -------
                                                                 12,200         33,375     32,326
                                                                -------        -------    -------
          Net loss........................................      $(1,272)       $(2,147)   $  (723)
                                                                =======        =======    =======

                See accompanying notes to financial statements.

                            EASTWOOD HOSPITAL, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  PERIOD
                                                              JANUARY 1, 1997      YEARS ENDED
                                                                  THROUGH         DECEMBER 31,
                                                                  MAY 15,       -----------------
                                                                   1997          1996      1995
Cash flows from operating activities:
  Net loss..................................................      $(1,272)      $(2,147)  $  (723)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................          285           781       545
     Provision for doubtful accounts........................        1,214         3,648     3,033
     Increase (decrease) in cash due to changes in:
       Patient accounts receivable..........................       (1,184)       (1,070)   (4,296)
       Other receivables....................................          (59)         (981)   (1,229)
       Inventory............................................          101          (118)       56
       Prepaid expenses and other assets....................          (70)          (44)      (57)
       Accounts payable and accrued expenses................         (336)          (28)    1,131
                                                                  -------       -------   -------
          Net cash provided by (used in) operating
            activities......................................       (1,321)           41    (1,540)
                                                                  -------       -------   -------
Cash flows from investing activities -- purchase of property
  and equipment.............................................         (128)         (400)     (808)
                                                                  -------       -------   -------
Cash flows from financing activities:
  Changes in intercompany account...........................          817           695     3,067
  Cash overdrafts...........................................        1,045          (143)      (26)
  Repayment of capital lease obligations....................          (82)         (207)      (96)
                                                                  -------       -------   -------
          Net cash provided by financing activities.........        1,780           345     2,945
                                                                  -------       -------   -------
          Net increase (decrease) in cash...................          331           (14)      597
Cash at beginning of period.................................          642           656        59
                                                                  -------       -------   -------
Cash at end of period.......................................      $   973       $   642   $   656
                                                                  =======       =======   =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................      $    26       $    93   $    74
                                                                  =======       =======   =======

                See accompanying notes to financial statements.

                            EASTWOOD HOSPITAL, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  PERIOD JANUARY 1, 1997 THROUGH MAY 15, 1997
                   AND YEARS ENDED DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS

     Eastwood Hospital, Inc. (Eastwood) is a provider of psychiatric and acute health care, licensed for approximately 240 beds, located in Memphis, Tennessee.

     Through May 15, 1997, the Hospital was a wholly owned subsidiary of HealthCare America, Inc. On May 16, 1997, New American Healthcare Corporation (New American) purchased the Hospital for approximately $13,300. Subsequent to the purchase, the Hospital began doing business as Delta Medical
Center -- Memphis.

B. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C. DEPRECIATION

     Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed using the straight-line method. Estimated useful lives approximate the following: land improvements -- 10 years; buildings and improvements -- 20 to 30 years; equipment and furniture -- 4 to 20 years. Equipment under capital lease obligations is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the equipment. Such amortization is included in depreciation and amortization in the accompanying financial statements.

D. LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

E. NET PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods, as final settlements are determined.

F. INCOME TAXES

     While the Hospital was included in the consolidated income tax returns of its parent, it accounts for income taxes in these financial statements as if it filed stand-alone income tax returns. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

                            EASTWOOD HOSPITAL, INC.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

     The Hospital has experienced operating losses since inception of its ownership by HealthCare America, Inc. Because of uncertainties regarding the ultimate realization of related tax operating loss carryforwards, the Hospital has not recognized any net deferred tax asset in the accompanying financial statements.

2. NET PATIENT SERVICE REVENUE

     The Hospital has agreements with third-party payors that provide for payments to the Hospital at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

  Medicare

          Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient services related to Medicare beneficiaries are paid based on cost reimbursement methodologies. The Hospital is reimbursed for cost reimbursable items at tentative rates, with final settlement determined after submission of an annual cost report by the Hospital and audit thereof by the Medicare fiscal intermediary. The Hospital's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review by a peer review organization under contract with the Hospital. The Hospital's cost reports have been audited and final-settled for all filing years through 1995.

  Tenncare

          Inpatient and outpatient services rendered to Tenncare program (Tennessee's Medicaid program) beneficiaries are reimbursed based upon prospective reimbursement methodologies established by the participating third-party payors.

  Other

          The Hospital has also entered into payment agreements with certain insurance carriers, health maintenance organizations, and preferred provider organizations. Payment methodologies under these agreements include prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

  Business and Credit Concentrations

          The Hospital grants credit without collateral to its patients, most of whom are local residents and are insured under third-party payor agreements. Revenues related to the Medicare program, the Hospital's most significant third-party payor, comprised approximately 42%, 50% and 45% of the Hospital's net patient service revenue for the period January 1, 1997 through May 15, 1997 and years ended December 31, 1996 and 1995, respectively.

3. LEASES

     The Hospital leases various equipment under lease agreements that have been capitalized and under noncancellable operating leases.

                            EASTWOOD HOSPITAL, INC.

     As of the date of sale to New American, all capital and operating leases were either assumed by New American or paid off shortly thereafter.

     Rent expense was approximately $664, $2,483 and $3,562 for the period January 1, 1997 through May 15, 1997 and years ended December 31, 1996 and 1995, respectively. Included in such rentals is the cost of a year-to-year operating lease with Healthcare America, Inc. for real estate related to the Hospital's principal operating facilities, totaling approximately $450, $1,950 and $3,000 for the period January 1, 1997 through May 15, 1997 and years ended December 31, 1996 and 1995, respectively.

4. MANAGEMENT FEES

     Through May 15, 1997, the Hospital operated under management arrangements with its parent, HealthCare America, Inc. Management services provided by the parent included auditing, accounting, personnel and other related services. The cost of these management services is included in other expenses in the accompanying statements of operations, and approximated $585, $1,563 and $1,560 for the period January 1, 1997 through May 15, 1997 and years ended December 31, 1996 and 1995, respectively.

5. CONTINGENCIES

LIABILITY INSURANCE

     The Hospital is insured for professional liability based on a claims-made policy. The provision for professional liability and comprehensive general liability claims includes estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no professional liability claims whose settlement would have a material adverse effect on the Hospital's financial position, results of operations or liquidity.

LITIGATION

     The Hospital is subject to various claims, legal actions and regulatory investigations which arise in the ordinary course of business, certain of which could be material. In the opinion of management, the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on the Hospital's financial position, results of operations or liquidity.

6. RETIREMENT PLAN

     Through May 15, 1997, the Hospital participated in a 401(k) plan sponsored by Healthcare America, Inc. for participating Hospital employees. Employees meeting related age and tenure requirements were generally eligible for participation in the plan. The Hospital's direct cost of participation in this multi-employer plan cannot be determined as they are not separately allocated from corporate.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
New American Healthcare Corporation:

     We have audited the accompanying combined statements of operations and cash flows of Woodland Park Hospital, Eastmoreland Hospital, Lander Valley Medical Center and Davenport Medical Center ("The Hospitals") for the periods June 1, 1997 through January 31, 1998 and September 1, 1996 through May 31, 1997, year ended August 31, 1996 and period July 1, 1995 through August 31, 1995. These combined financial statements are the responsibility of The Hospitals' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Hospitals for the periods June 1, 1997 through January 31, 1998 and September 1, 1996 through May 31, 1997, year ended August 31, 1996 and period July 1, 1995 through August 31, 1995 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Nashville, Tennessee
June 23, 1998

                                 THE HOSPITALS

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                      PERIOD
                                                       PERIOD      SEPTEMBER 1,                   PERIOD
                                                    JUNE 1, 1997       1996          YEAR      JULY 1, 1995
                                                      THROUGH        THROUGH        ENDED        THROUGH
                                                    JANUARY 31,      MAY 31,      AUGUST 31,    AUGUST 31,
                                                        1998           1997          1996          1995
Revenues:
  Net patient service revenue.....................    $46,646        $ 54,309      $74,087       $11,907
  Other revenue...................................      1,696           2,122        2,243           448
                                                      -------        --------      -------       -------
          Net operating revenues                       48,342          56,431       76,330        12,355
                                                      -------        --------      -------       -------
Expenses:
  Salaries and benefits...........................     24,342          26,582       34,554         5,418
  Professional fees...............................      5,388           5,067        7,064         1,383
  Supplies........................................      4,793           6,079        8,081         1,263
  Provision for doubtful accounts.................      3,182           2,690        3,843           539
  Other...........................................      7,333           9,153       11,225         1,845
  Depreciation and amortization...................      2,328           3,253        4,143           668
  Interest........................................      2,295           2,845        3,886           671
  Management fees.................................         --           1,610        1,567           261
  Merger and other corporate expenses.............         --             633           --            --
  Provision for loss on impairment................         --           9,943           --            --
                                                      -------        --------      -------       -------
                                                       49,661          67,855       74,363        12,048
                                                      -------        --------      -------       -------
          Income (loss) before income taxes.......     (1,319)        (11,424)       1,967           307
Income tax benefit (expense)......................        467           1,690         (801)         (145)
                                                      -------        --------      -------       -------
          Net income (loss).......................    $  (852)       $ (9,734)     $ 1,166       $   162
                                                      =======        ========      =======       =======

            See accompanying notes to combined financial statements.

                                 THE HOSPITALS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      PERIOD
                                                       PERIOD      SEPTEMBER 1,                   PERIOD
                                                    JUNE 1, 1997       1996          YEAR      JULY 1, 1995
                                                      THROUGH        THROUGH        ENDED        THROUGH
                                                    JANUARY 31,      MAY 31,      AUGUST 31,    AUGUST 31,
                                                        1998           1997          1996          1995
Cash flows from operating activities:
  Net income (loss)...............................    $  (852)       $(9,734)      $ 1,166       $   162
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
     Depreciation and amortization................      2,328          3,253         4,143           669
     Provision for doubtful accounts..............      3,182          2,690         3,843           538
     Provision for loss on impairment.............         --          9,943            --            --
     Deferred income taxes........................       (292)        (2,016)          109           (67)
     Changes in operating assets and liabilities:
       Patient accounts receivable................     (4,368)        (3,569)       (4,874)         (101)
       Other receivables..........................         56            253           252          (127)
       Inventory..................................        (37)            11            10            89
       Prepaid expenses and other assets..........       (151)            24          (144)           61
       Accounts payable and accrued expenses......     (2,165)         2,872         1,359           838
       Estimated third-party payor settlements....      4,318           (613)         (216)           42
                                                      -------        -------       -------       -------
          Net cash provided by operating
            activities............................      2,019          3,114         5,648         2,104
                                                      -------        -------       -------       -------
Cash flows from investing activities:
  Purchase of property and equipment..............     (2,955)        (2,243)       (3,249)         (410)
  Acquisition of minority interests...............     (2,740)            --          (462)           --
                                                      -------        -------       -------       -------
          Net cash used in investing activities...     (5,695)        (2,243)       (3,711)         (410)
                                                      -------        -------       -------       -------
Cash flows from financing activities:
  Changes in intercompany account.................      4,557         (1,295)       (1,264)       (1,092)
  Repayment of long-term debt.....................       (586)          (190)         (213)          (18)
  Repayment of capital lease obligations..........       (100)          (169)         (336)          (59)
                                                      -------        -------       -------       -------
          Net cash provided by (used in) financing
            activities............................      3,871         (1,654)       (1,813)       (1,169)
                                                      -------        -------       -------       -------
          Net increase (decrease) in cash.........        195           (783)          124           525
Cash at beginning of period.......................        160            942           818           293
                                                      -------        -------       -------       -------
Cash at end of period.............................    $   355        $   159       $   942       $   818
                                                      =======        =======       =======       =======

            See accompanying notes to combined financial statements.

                                 THE HOSPITALS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
      PERIODS JUNE 1, 1997 THROUGH JANUARY 31, 1998 AND SEPTEMBER 1, 1996
              THROUGH MAY 31, 1997, YEAR ENDED AUGUST 31, 1996 AND
                  PERIOD JULY 1, 1995 THROUGH AUGUST 31, 1995
                                 (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     On January 31, 1998, New American Healthcare Corporation (New American) entered into an Asset Purchase Agreement with Tenet Healthcare Corporation (Tenet), whereby New American acquired four hospitals (The Hospitals) from Tenet for a purchase price of approximately $57,000. The four Tenet hospitals are Woodland Park Hospital and Eastmoreland Hospital, located in Portland, Oregon, Lander Valley Medical Center, located in Lander, Wyoming, and Davenport Medical Center, located in Davenport, Iowa.

     The accompanying financial statements are presented on a combined basis as The Hospitals were all under common control and were acquired in a single acquisition. The combined financial statements reflect the historical accounts of The Hospitals for the periods presented which represent the fiscal year ends of The Hospitals' various parent companies through the date of acquisition. The Hospitals were owned by Ornda Healthcare Corporation (Ornda), which had an August 31 fiscal year end, until February 1997 at which time Tenet completed a pooling-of-interest with Ornda and the fiscal year end changed to May 31. The combined financial statements include allocations for certain periods of general and administrative and other expenses from the corporate office. Such corporate office expense allocations are based on determinations that management believes to be reasonable. However, as Ornda and Tenet operated certain other businesses and provided certain services, including financial, legal and other professional services, human resources and information system services, to the Tenet Hospitals and others; such expense allocations to The Hospitals may not be representative of the costs of such services to be incurred in the future.

B. USE OF ESTIMATES

     Management of The Hospitals has made a number of estimates and assumptions relating to the reported amounts of revenues and expenses to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

C. DEPRECIATION

     Depreciation is computed on straight-line basis over the estimated useful life of each class of depreciable assets as follows: land improvements -- 10 years; buildings and improvements -- 20 to 40 years; equipment and fixtures -- 4 to 20 years. Equipment under capital leases is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the equipment. Such amortization is included in depreciation and amortization in the accompanying combined financial statements.

D. GOODWILL

     Goodwill represents the excess of purchase price over net assets acquired. Amortization is provided on a straight-line basis over the estimated useful life of 40 years.

     Recoverability of intangible assets is periodically reviewed. Recoverability of intangibles is determined based on the undiscounted future operating cash flows from the related hospital. The amount of impairment, if any, is measured based on discounted future operating cash flows using a discount rate reflecting Tenet's average cost of funds or based on the fair value of the related hospital.

                                 THE HOSPITALS

E. IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

F. NET PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined.

G. INCOME TAXES

     The Hospitals are not separate taxable entities but have been included in the consolidated return of their parent for all periods presented. However, Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires that the current and deferred tax expense be allocated among members of a company which issue separate financial statements.

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

2. NET PATIENT SERVICE REVENUE

     The Hospitals have agreements with third-party payors that provide for payments to The Hospitals at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

  Medicare

          Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient services related to Medicare beneficiaries are paid based on a cost reimbursement methodology. The Hospitals are reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of an annual cost report by The Hospitals and audit thereof by the Medicare fiscal intermediary. The Hospitals' classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review by a peer review organization under contract with The Hospitals.

  Medicaid

          Inpatient services rendered to Medicaid beneficiaries are generally paid at prospectively determined rates per day for a covered period of days. Certain outpatient services are reimbursed based upon a cost

                                 THE HOSPITALS
     reimbursement methodology. Final reimbursement rates and amounts for these services will be determined after submission of annual cost reports by The Hospitals and audits by third-party intermediaries. Other outpatient services are reimbursed based on a fee schedule.

  Other

          The Hospitals have also entered into payment agreements with certain insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to The Hospitals under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

  Business and Credit Concentrations

          In the course of providing health care services through their inpatient and outpatient care facilities, The Hospitals grant credit to patients and generally do not require collateral or other security in extending credit; however, they routinely obtain assignment of (or are otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (e.g., Medicare, Medicaid, Blue Cross, health maintenance organizations, preferred provider organizations and commercial insurance policies).

          Approximately 47%, 49%, 48% and 43% of net patient service revenue are from participation in the Medicare and state sponsored Medicaid programs for the periods June 1, 1997 through January 31, 1998, and September 1, 1996 through May 31, 1997, year ended August 31, 1996 and period July 1, 1995 through August 31, 1995, respectively.

3. LEASE OBLIGATIONS

     The Hospitals lease various equipment under lease agreements that have been capitalized and have other noncancellable operating leases primarily for equipment. Additionally, Woodland Park Hospital is leased under a lease agreement that has been capitalized.

     As of the date of sale to New American, all capital and operating leases were either assumed by New American or paid off shortly thereafter.

     Rent expense was approximately $824, $958, $1,292 and $216 for the periods June 1, 1997 through January 31, 1998, and September 1, 1996 through May 31, 1997, year ended August 31, 1996 and period July 1, 1995 through August 31, 1995, respectively.

4. MANAGEMENT FEES

     Through February 1997, The Hospitals operated under management arrangements with their parent, Ornda. Services provided by Ornda included auditing, accounting, personnel and other related services. Tenet did not charge management fees. However, Tenet provided a similar level of administrative support services.

5. IMPAIRMENT OF LONG-LIVED ASSETS

     In the period September 1, 1996 through May 31, 1997, it was determined that an impairment of $9,943 had occurred with respect to certain long-lived assets of Davenport Medical Center based on its position in the market, overall loss of its market share and expected undiscounted net cash flows from hospital operations. All intangible assets totaling $6,584 were written-off and the building was written down $3,359 from $10,950. Fair value was determined based on the expected selling price of the hospital determined by comparable earnings before income taxes, depreciation and amortization multiples.

                                 THE HOSPITALS

6. MERGER EXPENSES

     Certain expenses relating primarily to conforming accounting policies and other corporate charges associated with the merger of Ornda and Tenet were allocated to The Hospitals. These costs totaled $633 and are included in merger and other corporate expenses in the accompanying combined statements of operations for the period September 1, 1996 through May 31, 1997.

7. RETIREMENT PLAN

     Through January 31, 1998, The Hospitals participated in a 401(k) plan sponsored by Tenet for participating employees. Employees meeting related age and tenure requirements were generally eligible for participation in the plan. The Hospitals' direct cost of participation in this multi-employer plan cannot be determined as they are included in management fees or not allocated from Tenet.

8. INCOME TAXES

     Income tax benefit (expense) consists of the following:

                                               PERIOD JUNE 1, 1997 THROUGH JANUARY 31, 1998
                                               --------------------------------------------
                                               CURRENT           DEFERRED            TOTAL
                                               --------          ---------          -------
Federal......................................   $ 175             $  250            $  425
State........................................      --                 42                42
                                                -----             ------            ------
                                                $ 175             $  292            $  467
                                                =====             ======            ======

                                                PERIOD SEPTEMBER 1, 1996 THROUGH MAY 31, 1997
                                               -----------------------------------------------
                                                CURRENT            DEFERRED            TOTAL
                                               ---------          ----------          --------
Federal......................................    $(306)             $1,702             $1,396
State........................................      (20)                314                294
                                                 -----              ------             ------
                                                 $(326)             $2,016             $1,690
                                                 =====              ======             ======

                                                      YEAR ENDED AUGUST 31, 1996
                                               -----------------------------------------
                                               CURRENT          DEFERRED          TOTAL
                                               -------          --------          ------
Federal......................................   $(627)           $ (121)          $ (748)
State........................................     (65)               12              (53)
                                                -----            ------           ------
                                                $(692)           $ (109)          $ (801)
                                                =====            ======           ======

                                               PERIOD JULY 1, 1995 THROUGH AUGUST 31, 1995
                                               --------------------------------------------
                                               CURRENT           DEFERRED            TOTAL
                                               --------          ---------          -------
Federal......................................   $(162)            $   53            $ (109)
State........................................     (50)                14               (36)
                                                -----             ------            ------
                                                $(212)            $   67            $ (145)
                                                =====             ======            ======

                                 THE HOSPITALS

     The actual income tax expense differs from the "expected" tax benefit (expense) (computed by applying the U.S. federal corporate income tax rate of 34% to earnings before income taxes) as a result of the following:

                                            PERIOD         PERIOD                      PERIOD
                                         JUNE 1, 1997   SEPTEMBER 1,      YEAR      JULY 1, 1995
                                           THROUGH      1996 THROUGH     ENDED        THROUGH
                                         JANUARY 31,      MAY 31,      AUGUST 31,    AUGUST 31,
                                             1998           1997          1996          1995
Computed "expected" tax expense........      $448         $ 3,884        $(669)        $(104)
Increase (reduction) in income taxes
  resulting from:
  State income taxes, net of federal
     income tax benefit................        28             194          (35)          (24)
  Write off of goodwill................        --          (2,312)          --            --
  Other................................        (9)            (76)         (97)          (17)
                                             ----         -------        -----         -----
                                             $467         $ 1,690        $(801)        $(145)
                                             ====         =======        =====         =====

9. CONTINGENCIES

LIABILITY INSURANCE

     The Hospitals are insured for professional and general liability based on a claims-made policy. The provision for professional liability and comprehensive general liability claims includes estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no professional liability claims whose settlement would have a material adverse effect on The Hospitals' financial position, results of operations or liquidity.

LITIGATION

     The Hospitals are subject to various claims, legal actions and regulatory investigations which arise in the ordinary course of business, certain of which could be material. In the opinion of management, the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on The Hospitals' financial position, results of operations or liquidity.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
PSH, Inc.:

     We have audited the accompanying balance sheets of PSH, Inc., as of March 31, 1998 and May 31, 1997, and the related statements of income, stockholder's equity and cash flows for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the year ended August 31, 1996 and the three months ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSH, Inc. at March 31, 1998 and May 31, 1997, and the results of its operations and its cash flows for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the year ended August 31, 1996 and the three months ended August 31, 1995 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Seattle, Washington
July 27, 1998

                                   PSH, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS EXCEPT SHARE INFORMATION)

                                                                AS OF       AS OF
                                                              MARCH 31,    MAY 31,
                                                                1998        1997
                                      ASSETS
Current assets:
  Cash......................................................   $     2     $     2
  Patient accounts receivable, net of allowance for doubtful
     accounts of $646 in 1998 and $1,156 in 1997............     4,277       4,897
  Other receivables, net....................................       809         626
  Inventories...............................................       282         285
  Deferred income taxes.....................................       704         870
  Prepaid expenses..........................................        74          49
                                                               -------     -------
          Total current assets..............................     6,148       6,729
Property and equipment, net.................................    12,863      12,777
Intangible assets, net of accumulated amortization of $213
  in 1998 and $100 in 1997..................................       359         445
Other assets................................................        --           5
                                                               -------     -------
          Total assets......................................   $19,370     $19,956
                                                               =======     =======
                       LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Bank overdraft............................................   $   111     $   302
  Accounts payable and other accrued expenses...............     1,506       1,633
  Accrued salaries and benefits.............................     1,251       1,270
  Due to parent.............................................       336       2,398
  Estimated third-party payor settlements...................     1,716       1,002
                                                               -------     -------
          Total current liabilities.........................     4,920       6,605
Deferred income taxes.......................................     2,217       2,253
Payable to parent for income taxes..........................     3,161       2,861
Stockholder's equity:
  Common stock, par value $100; authorized 2,500 shares,
     issued and outstanding 10 shares.......................         1           1
  Additional paid-in capital................................     7,551       7,551
  Retained earnings.........................................     1,520         685
                                                               -------     -------
          Total stockholder's equity........................     9,072       8,237
Commitments and contingencies...............................
                                                               -------     -------
          Total liabilities and stockholder's equity........   $19,370     $19,956
                                                               =======     =======

                See accompanying notes to financial statements.

                                   PSH, INC.

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                               TEN MONTHS   NINE MONTHS                THREE MONTHS
                                                 ENDED         ENDED      YEAR ENDED      ENDED
                                               MARCH 31,      MAY 31,     AUGUST 31,    AUGUST 31,
                                                  1998         1997          1996          1995
Revenues:
  Net patient service revenue................   $24,334       $22,085      $28,870        $8,359
  Other revenue..............................       537           504          528           163
                                                -------       -------      -------        ------
          Net operating revenues.............    24,871        22,589       29,398         8,522
                                                -------       -------      -------        ------
Expenses:
  Salaries and benefits......................    11,121        10,182       12,416         2,867
  Professional fees..........................     3,251         2,892        3,390           859
  Supplies...................................     1,821         1,744        2,720           599
  Provision for doubtful accounts............     2,130         1,609        1,353           632
  Other......................................     4,508         3,660        4,673         1,051
  Depreciation and amortization..............       773           785          995           289
  Interest...................................         1             3          104           110
                                                -------       -------      -------        ------
                                                 23,605        20,875       25,651         6,407
                                                -------       -------      -------        ------
     Income before income tax expense........     1,266         1,714        3,747         2,115
Provision for income taxes...................       431           582        1,276           719
                                                -------       -------      -------        ------
     Net income..............................   $   835       $ 1,132      $ 2,471        $1,396
                                                =======       =======      =======        ======

                See accompanying notes to financial statements.

                                   PSH, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                  ADDITIONAL   RETAINED        TOTAL
                                                        COMMON     PAID-IN     EARNINGS    STOCKHOLDER'S
                                                         STOCK     CAPITAL     (DEFICIT)      EQUITY
Balances as of May 31, 1995...........................    $1        $7,551      $(4,314)      $3,238
Net income............................................    --            --        1,396        1,396
                                                          --        ------      -------       ------
Balances as of August 31, 1995........................     1         7,551       (2,918)       4,634
Net income............................................    --            --        2,471        2,471
                                                          --        ------      -------       ------
Balances as of August 31, 1996........................     1         7,551         (447)       7,105
Net income............................................    --            --        1,132        1,132
                                                          --        ------      -------       ------
Balances as of May 31, 1997...........................     1         7,551          685        8,237
Net income............................................    --            --          835          835
                                                          --        ------      -------       ------
Balances as of March 31, 1998.........................    $1        $7,551      $ 1,520       $9,072
                                                          ==        ======      =======       ======

                See accompanying notes to financial statements.

                                   PSH, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 YEAR
                                                    TEN MONTHS    NINE MONTHS   ENDED    THREE MONTHS
                                                       ENDED         ENDED      AUGUST      ENDED
                                                     MARCH 31,      MAY 31,      31,      AUGUST 31,
                                                       1998          1997        1996        1995
Cash flows from operating activities:
  Net income......................................    $  835        $1,132      $2,471      $1,396
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization..............       773           785         995         289
       Provision for doubtful accounts............     2,130         1,609       1,353         632
       Provision for income taxes.................       431           582       1,276         719
       Changes in operating assets and
          liabilities:
          Patient accounts receivable.............    (1,510)       (2,006)     (1,197)       (722)
          Other receivables.......................      (183)         (201)         91         (48)
          Inventories.............................         3           (36)         28         (36)
          Prepaid expenses........................       (25)          147        (175)         56
          Accounts payable and other accrued
            expenses..............................      (118)          185         215        (219)
          Accrued salaries and benefits...........       (19)          202          61        (105)
          Estimated third-party payor
            settlements...........................       714          (178)        (93)       (516)
          Due to parent...........................    (2,062)       (1,381)     (3,873)     (1,331)
          Other...................................         5            --          (5)          3
                                                      ------        ------      ------      ------
          Net cash provided by operating
            activities............................       974           840       1,147         118
                                                      ------        ------      ------      ------
Cash flows from investing activities:
  Purchase of property and equipment..............      (746)         (892)       (575)       (232)
  Purchase of intangible assets...................       (27)           --        (545)         --
                                                      ------        ------      ------      ------
          Net cash used in investing activities...      (773)         (892)     (1,120)       (232)
                                                      ------        ------      ------      ------
Cash flows from financing activities:
  Repayments of notes payable.....................        --           (10)        (40)        (11)
  Bank overdraft..................................      (191)           55          30         102
  Other...........................................       (10)          (11)        (18)         --
                                                      ------        ------      ------      ------
          Net cash provided by (used in) financing
            activities............................      (201)           34         (28)         91
                                                      ------        ------      ------      ------
          Net increase (decrease) in cash.........        --           (18)         (1)        (23)
Cash at beginning of period.......................         2            20          21          44
                                                      ------        ------      ------      ------
Cash at end of period.............................    $    2        $    2      $   20      $   21
                                                      ======        ======      ======      ======

                See accompanying notes to financial statements.

                                   PSH, INC.

                         NOTES TO FINANCIAL STATEMENTS
                   TEN MONTHS ENDED MARCH 31, 1998, THE NINE
                   MONTHS ENDED MAY 31, 1997, THE YEAR ENDED
           AUGUST 31, 1996 AND THE THREE MONTHS ENDED AUGUST 31, 1995
                                 (IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) DESCRIPTION OF BUSINESS

     PSH Inc. (the Company), a wholly owned subsidiary of Tenet Healthcare Corporation (the Parent), owns and operates a general hospital serving the Tacoma and surrounding Pierce County, Washington community. The hospital, licensed for 160 beds, including 49 medical/surgical, 49 psychiatric, 54 chemical dependency and 8 intensive care beds, offers a wide range of inpatient and outpatient medical services and also provides specialty services including psychiatry, chemical dependency treatment, beriatric surgery, home health and hospice care.

     (B) PATIENT ACCOUNTS RECEIVABLE

     Patient accounts receivable consists of amounts owed by various governmental agencies, insurance companies and private patients. The Company regularly reviews its accounts receivable to provide an appropriate allowance for uncollectible accounts.

     (C) INVENTORIES

     Inventories are comprised primarily of drugs and medical supplies and are stated at the lower of cost, determined on a first-in, first-out basis, or market.

     (D) PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures for major improvements that extend useful lives or increase values are capitalized. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows: land improvements -- 15 years; buildings -- 20 to 30 years; building improvements -- 5 to 20 years; equipment and fixtures -- 3 to 15 years.

     (E) INTANGIBLE ASSETS

     Intangible assets consist primarily of goodwill resulting from the purchase of a home health practice. Amortization is provided on the straight-line method over an estimated useful life of 5 years.

     (F) IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

     (G) NET PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in

                                   PSH, INC.

     the period the related services are rendered and adjusted in future periods as final settlements are determined.

     The Company provides care to patients who meet certain criteria under its charity care policy without charge or at amounts less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as patient service revenue.

     (H) INCOME TAXES

     The Company and its Parent file a consolidated federal income tax return.

     Income taxes are provided as if the Company was a separate taxpaying entity and these income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

     (I) FINANCIAL INSTRUMENTS

     The Company has financial instruments consisting of cash, patient accounts receivable, accounts payable, and amounts due from and to parent. The fair value of these financial instruments approximates their carrying amount based upon their short term nature.

     (J) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

(2) NET PATIENT SERVICE REVENUE

     The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

     MEDICARE

     Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient services related to Medicare beneficiaries are paid based on a cost reimbursement methodology. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of an annual cost report by the Company and audit thereof by the Medicare fiscal intermediary. The Company's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review by a peer review organization under contract with the Company.

                                   PSH, INC.

     MEDICAID

     Inpatient services rendered to Medicaid beneficiaries are paid at prospectively determined rates per day for a covered period of days. Certain outpatient services are reimbursed based upon a cost reimbursement methodology. Final reimbursement rates and amounts for these services are determined after submission of annual cost reports by the Company and audits by third-party intermediaries. Other outpatient services are reimbursed based on a fee schedule.

     OTHER

     The Company has payment agreements with certain commercial insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

     BUSINESS AND CREDIT CONCENTRATIONS

     In the course of providing health care services through its inpatient and outpatient care facilities, the Company grants credit to patients and generally does not require collateral or other security in extending credit; however, it routinely obtains assignment of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (e.g., Medicare, Medicaid, Blue Cross, health maintenance organizations, preferred provider organizations and commercial insurance policies).

     Net receivables from Medicare, Medicaid and managed care organizations amounted to $1,057, $745 and $1,499 as of March 31, 1998 and $1,325, $1,252
     and $1,552 as of May 31, 1997, respectively. Approximately 52%, 58%, 58% and 56% of net patient service revenue are from participation in the Medicare and state sponsored Medicaid programs for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the year ended August 31, 1996 and the three months ended August 31, 1995, respectively.

(3) PROPERTY AND EQUIPMENT

     A summary of property and equipment follows:

                                                                AS OF        AS OF
                                                              MARCH 31,     MAY 31,
                                                                1998         1997
  Land and improvements.....................................   $ 1,108      $ 1,108
  Buildings and improvements................................    14,801       14,846
  Equipment and fixtures....................................    11,327       10,537
                                                               -------      -------
                                                                27,236       26,491
  Less accumulated depreciation and amortization............    14,373       13,714
                                                               -------      -------
                                                               $12,863      $12,777
                                                               =======      =======

(4) LEASE OBLIGATIONS

     The Company leases office space and various equipment under noncancelable operating lease agreements expiring at various dates through August 31, 2001. Rent expense, including short-term rentals and expenditures in lieu of rent, was $654, $646, $810 and $203 for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the year ended August 31, 1996 and the three months ended August 31, 1995,

                                   PSH, INC.

respectively. A summary of future minimum lease payments due under the operating leases as of March 31, 1998, is as follows:

                        YEARS ENDING
                         MARCH 31,
  1999......................................................  $350
  2000......................................................   211
  2001......................................................    64
  2002......................................................    21
                                                              ----
                                                              $646
                                                              ====

     The Company leases a portion of the facility and office space under operating leases expiring at various dates through October 14, 2001. Approximate minimum future rental receipts due under the operating leases as of March 31, 1998, is as follows:

                        YEARS ENDING
                         MARCH 31,
  1999......................................................  $221
  2000......................................................    88
  2001......................................................    88
  2002......................................................    47
                                                              ----
                                                              $444
                                                              ====

(5) RETIREMENT PLAN

     The Company has a 401(k) plan available for employees through the sponsorship of the Parent. All employees who have completed one year of service are eligible for the plan. Company contributions under the plan are provided at specified rates according to the rate of employee contributions. Total expense under the plan was $69, $132, $112, and $3 for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the year ended August 31, 1996 and the three months ended August 31, 1995, respectively.

(6) INCOME TAXES

     The components of income tax expense are as follows:

                                               TEN          NINE          YEAR         THREE
                                              MONTHS       MONTHS        ENDED         MONTHS
                                              ENDED         ENDED        AUGUST        ENDED
                                            MARCH 31,      MAY 31,        31,        AUGUST 31,
                                               1998         1997          1996          1995
  Current.................................     $301         $899         $1,126         $709
  Deferred................................      130         (317)           150           10
                                               ----         ----         ------         ----
                                               $431         $582         $1,276         $719
                                               ====         ====         ======         ====

                                   PSH, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                                AS OF       AS OF
                                                              MARCH 31,    MAY 31,
                                                                1998        1997
Deferred tax assets:
  Allowance for doubtful accounts...........................   $   220     $   393
  Net intangibles...........................................        52          23
  Accrued vacation..........................................       262         255
  Other accrued expenses....................................       221         221
  Other.....................................................         1           1
                                                               -------     -------
          Total deferred tax assets.........................       756         893
Deferred tax liabilities:
  Property and equipment....................................    (2,269)     (2,276)
                                                               -------     -------
          Net deferred tax liability........................   $(1,513)    $(1,383)
                                                               =======     =======

(7) RELATED PARTY TRANSACTIONS

     As a wholly owned subsidiary of the Parent, expenses such as employee benefits, insurance coverage, information systems, legal fees, interest and other costs are allocated to the Company by the Parent. Total expenses paid by the Parent and allocated to the Company were $2,747, $2,368, $3,111 and $699 for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the year ended August 31, 1996 and the three months ended August 31, 1995, respectively. During the periods ended March 31, 1998, May 31, 1997, August 31, 1996 and August 31, 1995, the Company was also charged a management fee by the Parent. The management fees charged to the Company were $1,344, $972, $1,204 and $345 for the ten months ended March 31, 1998, the nine months ended May 31, 1997, the year ended August 31, 1996 and the three months ended August 31, 1995, respectively.

     The Company maintains cash accounts for depository and cash disbursement purposes. The Parent sweeps daily deposits from the Company's cash accounts and funds the daily disbursement requirements. The due from and due to parent balances result from the cash sweep, cash funding and expense allocation activity.

(8) CONTINGENCIES

     The Company has environmental soil contamination resulting from leakage of oil storage tanks located on the Company's property. Environmental consultants have developed a workplan to remediate existing contamination which must be approved by the Washington State Department of Ecology. Once the workplan is approved, remediation may begin. Full remediation of the contamination cannot take place as the oil storage tanks are located under one of the Company's main buildings. Based on discussions with the State of Washington, the Company will be required to complete a partial remediation of the affected area with a full clean up upon demolition of the building or conversion of the property for a purpose other than hospital operations.

     Management believes that the Company's probable, non discounted net liability for partial remediation ranges from $450 to $700 of which $450 has been accrued in the accompanying financial statements. The total estimated cost of full remediation is currently not estimable due to the location of the contaminated area.

     The Company is subject to various other claims and legal actions which arise in the ordinary course of business, certain of which could be material. In the opinion of management, the ultimate resolution of such matters will be adequately covered by the insurance and will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

                                   PSH, INC.

(9) SALE OF ASSETS

     In December 1997, the Company entered into a definitive agreement to sell substantially all of its assets to New American Healthcare Corporation for $25,000, plus an amount equal to the book value of selected working capital accounts. This sale is contingent upon the resolution of the environmental remediation discussed in note 8.

                               HOSPITAL LOCATIONS



                 Map of United States marked to show locations
                           of the Company's Hospitals



1.   Doctors Hospital                   Wenteville, Missouri           94 beds
2.   Memorial Hospital of Center        Center, Texas                  54 beds
3.   Delta Medical Center               Memphis, Tennessee            243 beds
4.   Dolly Vinsant Memorial Hospital    San Benito, Texas              81 beds
5.   Davenport Medical Center           Davenport, Iowa               149 beds
6.   Lander Valley Medical Center       Lander, Wyoming               102 beds
7.   Woodland Park Hospital             Portland, Oregon              209 beds
8.   Eastmoreland Hospital              Portland, Oregon              100 beds
9.   Puget Sound Hospital               Tacoma, Washington            160 beds
     (acquisition pending)


*    Corporate Headquarters             Nashville, Tennessee

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................    8
The Reincorporation...................   16
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Pro Forma Condensed Combined Financial
  Information.........................   20
Selected Historical Financial and
  Operating Data......................   26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Business..............................   32
Management............................   48
Certain Relationships and Related
  Transactions........................   53
Principal Stockholders................   57
Description of Capital Stock..........   58
Shares Eligible for Future Sale.......   62
Underwriting..........................   64
Legal Matters.........................   65
Experts...............................   65
Additional Information................   66
Index to Financial Statements.........  F-1


                               ------------------

     UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------


                                5,000,000 SHARES


                         (NEW AMERICAN HEALTHCARE LOGO)
                                  COMMON STOCK
                               ------------------
                                   PROSPECTUS
                               ------------------

                          DONALDSON, LUFKIN & JENRETTE
                            BEAR, STEARNS & CO. INC.
                           CREDIT SUISSE FIRST BOSTON
                         SUNTRUST EQUITABLE SECURITIES
                                          , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses (all of which will be paid by the Registrant) in connection with the Offering described in the Registration Statement.

Commission Registration Fee.................................   $   36,639
NASD Filing Fee.............................................       12,000
New York Stock Exchange Listing Fee.........................       91,600
Blue Sky Fees and Expenses..................................       10,000
Printing and Engraving Expenses.............................      205,000
Legal Fees and Expenses.....................................      500,000
Auditors' Fees and Expenses.................................    1,200,000
Transfer Agent and Registrar Fees and Expenses..............       11,500
Miscellaneous...............................................       33,261
                                                               ----------
Total.......................................................   $2,100,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) The Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any of its directors against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the DGCL provides that if the director was adjudged to be liable to the corporation, only the Court of Chancery of the State of Delaware or the court in which such action was brought may approve such indemnity.

     (b) Article Ten of the Certificate of Incorporation of the Registrant sets forth the extent to which officers or directors of the Registrant may be insured or indemnified against any liabilities which they may incur. The general effect of such provision is that any person made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant will be indemnified by the Registrant against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Delaware. In addition, such provision provides that, in the Registrant's sole discretion, the Registrant may indemnify employees or agents against such expenses, judgments, fines and amounts paid in settlement. The Company intends to purchase a policy of directors' and officers' insurance that would in certain instances provide the funds necessary for the Registrant to meet its obligations under its Certificate of Incorporation.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the original capitalization of the Company, on August 28, 1995 and October 9, 1995, the Company sold an aggregate of 2,500,000 and 300,000, respectively, shares of its Common Stock to certain members of management. In order to obtain working and acquisition capital, on December 27, 1995, the Company sold an aggregate of 5,026,500 shares of its Common Stock to Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Healthcare Partners, L.P., certain members of management and certain other investors. In order to obtain working capital and induce management ownership, on February 8, 1996, the Company sold 200,000 shares of its Common Stock to Neil G. McLean. The aggregate purchase price for all such purchases was approximately $1,607,950.

     In order to obtain working and acquisition capital, on July 31, 1996, the Company sold an aggregate of 150,000 shares of its Series B Convertible Preferred Stock ("Series B Preferred Stock") to Welsh, Carson,

Anderson & Stowe VII, L.P., certain members of management and certain other investors. In order to obtain working and acquisition capital, on April 2, 1997, the Company sold 11,185.5 shares of its Series B Preferred Stock to Welsh, Carson, Anderson & Stowe VII, L.P., certain members of management and certain other investors. In order to obtain acquisition capital, on April 30, 1997 and May 16, 1997, the Company sold an aggregate of 57,500 and 16,314.5 shares, respectively, of its Series B Preferred Stock to Welsh, Carson, Anderson & Stowe VII, L.P. and certain other investors. The aggregate purchase price for all such purchases was approximately $23,500,000.

     In order to obtain working capital, on April 2, 1997, the Company sold an aggregate of 1,575 shares of Series A Non-convertible Cumulative Preferred Stock (Series A Preferred Stock) to certain members of management. In order to obtain acquisition capital, on May 16, 1997, July 31, 1997 and January 30, 1998, the Company sold an aggregate of 51,185.5, 20,000, and 177,239.5 shares, respectively of Series A Preferred Stock to Welsh, Carson, Anderson & Stowe VII, L.P. and certain other investors. The aggregate purchase price for all such purchases was approximately $25,000,000.

     In connection with the issuance of the $25,000,000 of Subordinated Debt, on January 30, 1998, the Company issued a Warrant to purchase 565,000 shares of Common Stock to WCAS Capital Partners III, L.P.

     All of the sales described above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof, as transactions not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  *1       --  Form of Underwriting Agreement.
  *3.1     --  Form of Certificate of Incorporation of the Registrant to be
               filed with the Secretary of State of the State of Delaware prior to completion of this Offering.
  *3.2     --  Form of Bylaws of the Registrant.
  *3.3     --  Form of Agreement and Plan of Merger of New American
               Healthcare Corporation with and into NAHC Merger Sub, Inc.
               dated             , 1998.
  *4.1     --  Provisions of Articles of Incorporation defining the rights of security holders. See Exhibit 3.1.
  *4.2     --  Form of Common Stock certificate.
   5       --  Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.
 *10.1     --  Form of Executive Non-Compete and Severance Agreements.
 *10.2     --  Lease Agreement dated May 22, 1996 between New American
               Healthcare Corporation, as Tenant, and James W. Ayers, as
               Landlord, as amended by First Amendment to Lease dated
               October 10, 1996 between Highwoods/Forsyth Ltd. Partnership
               (as successor to James W. Ayers) and New American Healthcare
               Corporation and further amended by Second Amendment to Lease dated June 10, 1998 between Highwoods/Forsyth Ltd.
               Partnership (as successor to James W. Ayers) and New
               American Healthcare Corporation for the office space located in Brentwood, Tennessee.
 *10.3     --  Securities Purchase Agreement dated as of January 30, 1998 among the Registrant and WCAS Capital Partners III, L.P.
 *10.4     --  10% Senior Subordinated Note due January 30, 2008 made by the Registrant in favor of WCAS Capital Partners III, L.P.
               in the principal amount of $25 million.
 *10.6     --  Stock Subscription Warrant dated January 30, 1998 from the
               Registrant to WCAS Capital Partners III, L.P.
 *10.7     --  Securities Purchase Agreement dated as of December 19, 1995 among the Registrant, Welsh, Carson, Anderson & Stowe VII,
               L.P. and the several other purchasers named in Annex I, as amended.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 *10.8     --  Registration Rights Agreement dated December 19, 1995 by and among the Registrant, Welsh, Carson, Anderson & Stowe VII,
               L.P. and the several purchasers named in Annex I, as
               amended.
 *10.9     --  Stockholders Agreement dated December 19, 1995 by and among the Registrant, Welsh, Carson, Anderson & Stowe VII, L.P.
               and several parties named in Schedule I, as amended.
 *10.10    --  Restricted Stock Agreement dated December 19, 1995 by and among the Registrant, Welsh, Carson, Anderson & Stowe VII,
               L.P. the several other investors named in Annex I and the
               several individuals named in Annex II.
 *10.11    --  Asset Purchase Agreement effective August 1, 1996, between
               Doctors Hospital - Wentzville, L.P., as Seller, and NAHC of
               Missouri, Inc., as Buyer.
 *10.12    --  Consulting Agreement dated August 1, 1996 between Jack B.
               Bailey and New American Healthcare Corporation.
 *10.13    --  Amended and Restated Credit Agreement dated as of January
               30, 1998 between New American Healthcare Corporation,
               Toronto Dominion (Texas), Inc. for itself and as Agent on
               behalf of the Banks and the Issuing Bank.
 *10.14    --  Promissory Note dated January 30, 1998 in the amount of
               $30,000,000 made by the Company in favor of Toronto Dominion
               (Texas), Inc.
 *10.15    --  Promissory Note dated January 30, 1998 in the amount of
               $25,000,000 made by the Company in favor of NationsBank,
               N.A.
 *10.16    --  Promissory Note dated January 30, 1998 in the amount of
               $10,000,000 made by the Company in favor of AmSouth Bank of
               Tennessee.
 *10.17    --  Promissory Note dated January 30, 1998 in the amount of
               $15,000,000 made by the Company in favor of Corestates Bank,
               N.A.
 *10.18    --  Promissory Note dated January 30, 1998 in the amount of
               $10,000,000 made by the Company in favor of Banque Paribas.
 *10.19    --  Promissory Note dated January 30, 1998 in the amount of
               $12,500,000 made by the Company in favor of First American
               National Bank.
 *10.20    --  Promissory Note dated January 30, 1998 in the amount of
               $15,000,000 made by the Company in favor of National City
               Bank, Kentucky.
 *10.21    --  Promissory Note dated January 30, 1998 in the amount of
               $15,000,000 made by the Company in favor of BankOne, N.A.
 *10.22    --  Amended and Restated Security Agreement dated January 30,
               1998 by and between the Company and Toronto Dominion
               (Texas), Inc. as Agent.
 *10.23    --  Amended and Restated Stock Pledge Agreement dated as of
               January 30, 1998 between New American Healthcare Corporation and Toronto Dominion (Texas), Inc. for itself and as Agent on behalf of the Banks and the Issuing Bank.
 *10.24    --  Form of Subsidiary Security Agreement dated as of January
               30, 1998 between each of the Company's subsidiaries and
               Toronto Dominion (Texas), Inc. for itself and as Agent on
               behalf of the Banks and the Issuing Bank.
 *10.25    --  Form of Subsidiary Guaranty dated as of January 30, 1998 between each of the Company's subsidiaries and Toronto
               Dominion (Texas), Inc. for itself and as Agent on behalf of the Banks and the Issuing Bank.
 *10.26    --  Stock Purchase Agreement effective May 1, 1997 among Larry
               F. McFall, Phil Sanderson, D.L. Patterson, Charles F.
               Daniel, Sam C. Yeager, Mack R. Choplin, David R. Carver and
               Timothy L. Yeager, as Shareholders, Southeastern Hospital
               Corporation, Park Healthcare Company (Southeastern and Park,
               as Sellers) and New American Healthcare Corporation with
               respect to the stock of Center Hospital, Inc. d/b/a Memorial
               Hospital of Center.
 *10.27    --  Asset Purchase Agreement dated May 1, 1997 among Eastwood
               Hospital, Inc., as Seller, the Shareholder of Seller, and
               NAHC of Tennessee, Inc., as Buyer, and New American
               Healthcare Corporation, as Parent.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 *10.28    --  Interim Management Agreement dated May 16, 1997 between
               Eastwood Hospital, Inc. and NAHC of Tennessee, Inc. with
               respect to the mental health outpatient facility located at
               3960 Knight Arnold Road, Suite 303, Memphis, Tennessee
               38118.
 *10.29    --  Asset Purchase Agreement effective August 1, 1997 by and among The Dolly V L.C., as Seller, the Members of Seller,
               and NAHC II of Texas, Inc., as Buyer (Dolly Vinsant Memorial
               Hospital).
 *10.30    --  Asset Sale Agreement dated as of December 22, 1997 among New
               American Healthcare Corporation, as Buyer, and Davenport
               Medical Center, Inc., EGH, Inc., Qualicare of Wyoming, Inc.
               and Woodland Park Hospital, Inc. (collectively, Seller), as assigned to the respective subsidiaries of NAHC by that
               certain Assignment of Asset Sale Agreement dated January 30,
               1998.
 *10.31    --  Assignment and Assumption of Lease (Lander Valley Medical
               Center) effective February 1, 1998 between Qualicare of
               Wyoming, Inc. and NAHC of Wyoming, Inc. with respect to that certain Lease dated July 10, 1982 between the City of
               Lander, as lessor, and Lander Valley Regional Medical
               Center, as lessee, as modified by Amendment No. One to Lease dated April 24, 1985 and the First Amendment to Lease dated
               July 1, 1991.
 *10.32    --  Assignment and Assumption of Lease (Woodland Park Hospital)
               effective February 1, 1998 between Woodland Park Hospital,
               Inc. (Assignor) and NAHC of Oregon, Inc. (Assignee) with
               respect to that certain Lease dated December 27, 1968
               between Woodland Park Corporation (predecessor-in-interest to The Les Ashbar Trust; Ernest B. Martin, The Connie L.
               McNight Trust dated April 6, 1993; David L. Harris as
               Successor Trustee FBO Joan K. Bailey (nka Joan K. Ayala),
               Marti Ridout and Jan L. Schilded; A.E. Brim; Milton Zusman,
               Melvin Weinstein; Melvin Weinstein and Anne Weinstein,
               Trustees U/T/A dated April 7, 1992, Michael Zusman, Steven
               Zusman, Bruce Weinstein and Lisa Marie Weinstein) and
               W.P.H., Inc. (Assignor's predecessor-in-interest), as
               amended by Amendment to Lease dated March 4, 1971, as
               assigned by Notice of Assignment of Lease and Authorization for Payment of Lease Rentals dated April 1, 1972 and as
               further amended by Second Amendment to Lease dated January
               30, 1998.
 *10.33    --  License Agreement (Pulse Health Services) dated as of
               January 31, 1998 among Tenet HealthSystem HealthCorp, NAHC of Oregon, Inc. and New American Healthcare Corporation.
 *10.34    --  License Agreement (Pulse Home Health) dated as of January
               31, 1998 among Tenet HealthSystem HealthCorp, NAHC of Iowa,
               Inc. and New American Healthcare Corporation.
 *10.35    --  Asset Sale Agreement dated as of December 22, 1997 between
               New American Healthcare Corporation, as Buyer, and PSH,
               Inc., as Seller.
 *10.36    --  Agreement dated March 23, 1998 between Healthcare Management
               Systems, Inc. and New American Healthcare Corporation
               (management information systems).
 *10.37    --  New American Healthcare Corporation Stock Option Plan.
 *10.38    --  New American Healthcare Corporation Employee Stock Purchase
               Plan.
 *21       --  Subsidiaries of the Registrant.
  23.1     --  Consent of KPMG Peat Marwick LLP.
  23.2     --  Consent of Harwell Howard Hyne Gabbert & Manner, P.C.
               (included in Exhibit 5)
 *24.1     --  Power of Attorney (included on page II-6).
 *27.1     --  Financial Data Schedule (for SEC use only).

------------------------------

*  Filed previously

     (b)  Financial Statement Schedules and Reports

          Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on August 18, 1998.


                                       NEW AMERICAN HEALTHCARE CORPORATION

                                       By:       /s/ ROBERT M. MARTIN
                                          --------------------------------------
                                          Robert M. Martin
                                          Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                /s/ ROBERT M. MARTIN                   Chief Executive Officer,       August 18, 1998
-----------------------------------------------------  President, Chairman of the
                  Robert M. Martin                     Board (Principal Executive
                                                       Officer).

              /s/ DANA C. MCLENDON, JR.                Senior Vice President of       August 18, 1998
-----------------------------------------------------  Finance and Administration,
                Dana C. McLendon, Jr.                  Director (Principal Financial
                                                       Officer)

                 /s/ TIMOTHY S. HILL                   Vice President and Controller  August 18, 1998
-----------------------------------------------------  (Principal Accounting
                   Timothy S. Hill                     Officer)

*                                                      Director                       August   , 1998
-----------------------------------------------------
Richard H. Stowe

*                                                      Director                       August   , 1998
-----------------------------------------------------
James B. Hoover

*                                                      Director                       August   , 1998
-----------------------------------------------------
David A. Jensen

*                                                      Director                       August   , 1998
-----------------------------------------------------
Jeptha W. Dalston

*                                                      Director                       August   , 1998
-----------------------------------------------------
Paul B. Queally

*By:          /s/ DANA C. MCLENDON, JR.                                               August 18, 1998
    -------------------------------------------------
                Dana C. McLendon, Jr.
                  Attorney-in-fact

                      NEW AMERICAN HEALTHCARE CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                              ADDITIONS
                                                     ---------------------------
                                       BALANCE AT    CHARGED TO     CHARGED TO                   BALANCE AT
                                       BEGINNING     COSTS AND    OTHER ACCOUNTS   DEDUCTIONS      END OF
            DESCRIPTION                OF PERIOD      EXPENSES     DESCRIBE(1)     DESCRIBE(2)     PERIOD
            -----------                ----------    ----------   --------------   -----------   ----------
Year Ended March 31, 1997:
  Allowance for doubtful accounts...         --        534,292      3,031,918      (2,984,210)     582,000
Year Ended March 31, 1998:
  Allowance for doubtful accounts...    582,000      7,836,565      4,761,368      (4,007,933)   9,172,000

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(1) Represents allowance for doubtful accounts acquired in acquisitions.

(2) Accounts written off, net of recoveries.